UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________

Form 6-K
____________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 13, 2012

Commission File Number: 333-177693

Reynolds Group Holdings Limited
(Translation of registrant's name into English)

Reynolds Group Holdings Limited
Level Nine
148 Quay Street
Auckland 1010 New Zealand
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

QUARTERLY REPORT
For the three and six month periods ended June 30, 2012

REYNOLDS GROUP HOLDINGS LIMITED
New Zealand
(Jurisdiction of incorporation or organization)

Reynolds Group Holdings Limited
Level Nine
148 Quay Street
Auckland 1010 New Zealand
Attention: Joseph Doyle
Tel: +1 847 482 2409

QUARTERLY REPORT
For the three and six month periods ended June 30, 2012

BEVERAGE PACKAGING HOLDINGS GROUP
Luxembourg
(Jurisdiction of incorporation or organization)

c/o Reynolds Group Holdings Limited
Level Nine
148 Quay Street
Auckland 1010 New Zealand
Attention: Joseph Doyle
Tel: +1 847 482 2409

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Reynolds Group Holdings Limited
(Registrant)

By:	/s/ ALLEN HUGLI
Allen Hugli
Chief Financial Officer
Dated: August 13, 2012

Introductory Note
In this quarterly report, references to “we,” “us,” or “our” are to Reynolds Group Holdings Limited, also referred to as the "RGHL Group," or “RGHL” and its consolidated subsidiaries, unless otherwise indicated.
Certain financial information that is normally included in annual financial statements, including certain financial statement notes, is not required for interim reporting purposes and has been condensed or omitted in this quarterly report. In addition, our annual report for the year ended December 31, 2011 (the "Annual Report") also includes certain other information about our business, including risk factors and more detailed descriptions of our businesses, which are not included in this quarterly report. As such, this quarterly report should be read in conjunction with the Annual Report, including the consolidated financial statements and notes thereto included therein. The Annual Report can be found at www.reynoldsgroupholdings.com, or a copy will be provided free of charge upon written request to Mr. Joseph Doyle, RGHL Group Legal Counsel, 1900 West Field Court, Lake Forest, Illinois, 60045.
We have prepared this quarterly report pursuant to the requirements in the indentures that govern (i) certain of the Senior Secured Notes and Senior Notes (the “notes” as further defined) and (ii) the 8.000% Senior Notes due 2016 and the 9.500% Senior Subordinated Notes due 2017 (collectively the “2007 Notes”) and the credit agreement with our lenders governing our senior secured credit facilities (the “Senior Secured Credit Facilities”). The notes include:

•	The 9.875% Senior Notes due 2019 (the “February 2012 Senior Notes”)

•	The 7.875% August 2011 Senior Secured Notes due 2019 and the 9.875% Senior Notes due 2019 (collectively the “August 2011 Notes”)

•	The 6.875% February 2011 Senior Secured Notes due 2021 and the 8.250% Senior Notes due 2021 (collectively the “February 2011 Notes”)

•	The 7.125% October 2010 Senior Secured Notes due 2019 and the 9.000% Senior Notes due 2019 (collectively the “October 2010 Notes”)

•	The 8.500% Senior Notes due 2018 (the “May 2010 Senior Notes”)

•	The 7.750% Senior Secured Notes (dollar and euro tranches) due 2016 (the “2009 Senior Secured Notes”)

The indentures governing the notes and the 2007 Notes, as well as the Senior Secured Credit Facilities, are described more fully in our Annual Report. Additionally, refer to note 14 of the RGHL Group's interim unaudited condensed financial statements included elsewhere in this quarterly report for more information regarding the notes, the 2007 Notes and the Senior Secured Credit Facilities.
SEC Registrations and Exchange Offers

The indentures governing the notes provided that if we failed to file and have declared effective, by certain dates, a registration statement with the Securities and Exchange Commission (“SEC”) pursuant the Securities Act of 1933, as amended, for a registered offer to exchange the notes for new registered notes having terms substantially identical to the terms of the original notes, we would be required to pay additional interest on the notes for certain periods of time. The additional interest was effective 12 months from the relevant date of issuance of the notes, up to a maximum of 1.00% per annum for 12 months. Our registration statement (on Form F-4) with respect to the notes other than the February 2012 Senior Notes was declared effective by the SEC on June 25, 2012, and the exchange offer for the new notes closed on July 25, 2012. Our registration statement (on Form F-4) with respect to the February 2012 Senior Notes was declared effective by the SEC on July 12, 2012, and the exchange offer and consent solicitation for the new notes closed on August 10, 2012. Refer to note 21 of the RGHL Group's interim unaudited condensed financial statements included elsewhere in this quarterly report for a discussion of the exchange offer and consent solicitation for the February 2012 Senior Notes. The 2007 Notes were not covered by such registration statements or exchange offers. Our registration statements include financial statements and other information that is not included in our Annual Report, which information could be material. Our registration statements are available on the SEC's website, www.sec.gov.

Non-GAAP Financial Measures
In this quarterly report, we utilize certain non-GAAP financial measures and ratios, including earnings before interest, tax, depreciation and amortization (“EBITDA”) and Adjusted EBITDA, each with the meanings and as calculated as set forth in “Part I - Financial Information — Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations.” These measures are presented as we believe that they and similar measures are widely used in the markets in which we operate as a means of evaluating a company's operating performance and financing structure and, in certain cases, because those measures are used to determine compliance with covenants in our debt agreements. These measures may not be comparable to other similarly titled measures of other companies and are not measurements under IFRS, as issued by the IASB, U.S. GAAP or other generally accepted accounting principles, nor should they be considered as substitutes for the information contained in our historical financial statements prepared in accordance with IFRS included in this quarterly report. For additional information regarding the non-GAAP financial measures used by management, refer to note 6 of the RGHL Group's interim unaudited condensed financial statements included elsewhere in this quarterly report.
Forward-Looking Statements
This quarterly report includes forward-looking statements. Forward-looking statements include statements regarding our goals, beliefs, plans or current expectations, taking into account the information currently available to our management. Forward-looking statements are not statements of historical fact. For example, when we use words such as “believe,” “anticipate,” “expect,” “estimate,” “intend,” “should,” “would,”

“could,” “may,” “will” or other words that convey uncertainty of future events or outcomes, we are making forward-looking statements. We have based these forward-looking statements on our management's current view with respect to future events and financial performance. These views reflect the best judgment of our management, but involve a number of risks and uncertainties which could cause actual results to differ materially from those predicted in our forward-looking statements and from past results, performance or achievements. Although we believe that the estimates and the projections reflected in the forward-looking statements are reasonable, such estimates and projections may prove to be incorrect, and our actual results may differ from those described in our forward-looking statements as a result of the following risks, uncertainties and assumptions, among others:

•
risks related to acquisitions, including completed and future acquisitions, such as the risks that we may be unable to complete an acquisition in the timeframe anticipated, on its original terms, or at all, or that we may not be able to achieve some or all of the benefits that we expect to achieve from such acquisitions, including risks related to integration of our acquired businesses;

•	risks related to the future costs of energy, raw materials and freight;

•	risks related to our substantial indebtedness and our ability to service our current and future indebtedness;

•	risks related to our hedging activities which may result in significant losses and in period-to-period earnings volatility;

•	risks related to our suppliers for raw materials and any interruption in our supply of raw materials;

•	risks related to downturns in our target markets;

•	risks related to increases in interest rates which would increase the cost of servicing our debt;

•	risks related to dependence on the protection of our intellectual property and the development of new products;

•	risks related to exchange rate fluctuations;

•	risks related to the consolidation of our customer bases, competition and pricing pressure;

•	risks related to the impact of a loss of one of our key manufacturing facilities;

•	risks related to our exposure to environmental liabilities and potential changes in legislation or regulation;

•	risks related to complying with environmental, health and safety laws or as a result of satisfying any liability or obligation imposed under such laws;

•	risks related to changes in consumer lifestyle, eating habits, nutritional preferences and health-related and environmental concerns that may harm our business and financial performance;

•	risks related to restrictive covenants in the notes and our other indebtedness which could adversely affect our business by limiting our operating and strategic flexibility;

•	risks related to our pension plans;

•	risks related to our dependence on key management and other highly skilled personnel; and

•	risks related to other factors discussed or referred to in this quarterly report.
The risks described above and the risks disclosed in or referred to in "Part II - Other Information — Item 1A. Risk Factors” in this quarterly report and in "Part I — Item 3. Key Information — Risk Factors” of our Annual Report are not exhaustive. Other sections of this quarterly report describe additional factors that could adversely affect our business, financial condition or results of operations. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for us to predict all such risk factors, nor can we assess the impact of all such risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, you are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. All subsequent written and oral forward-looking statements attributable to us or to persons acting on our behalf are expressly qualified in their entirety by the cautionary statements referred to above and included elsewhere in this quarterly report.

PART I - FINANCIAL INFORMATION

ITEM 1. FINANCIAL STATEMENTS.
Refer to the attached F pages and G pages of this quarterly report for the interim unaudited condensed financial statements and notes thereto for the three and six month periods ended June 30, 2012 and June 30, 2011, for the RGHL Group and for the Beverage Packaging Holdings Group (the “Bev Pack Group”), respectively. The Bev Pack Group consists of the combination of Beverage Packaging Holdings (Luxembourg) I S.A. ("BP I"), a direct subsidiary of RGHL, BP I's consolidated subsidiaries and Beverage Packaging Holdings (Luxembourg) II S.A. ("BP II"), a sister company of BP I and a direct subsidiary of RGHL.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.
The following discussion and analysis includes forward-looking statements. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to these differences include, but are not limited to, those discussed below and elsewhere in this quarterly report. Refer to “Forward-Looking Statements” and "Part II - Other Information — Item 1A. Risk Factors” included elsewhere in this quarterly report and "Part I — Item 3. Key Information — Risk Factors" of our Annual Report.

Overview
RGHL was incorporated in New Zealand under the Companies Act 1993 on May 30, 2006. We are a leading global manufacturer and supplier of consumer, beverage and foodservice packaging products. We sell our products to customers globally, including to a diversified mix of leading multinational companies, large national and regional companies and small local businesses. We primarily serve the consumer food, beverage and foodservice market segments. We operate through six segments: SIG, Evergreen, Closures, Reynolds Consumer Products, Pactiv Foodservice and Graham Packaging. We acquired these businesses in a series of transactions which are described in more detail in our Annual Report.
Recent Acquisitions and Integration
Our most recent acquisitions are described below.
Graham Packaging Acquisition
On September 8, 2011, we acquired Graham Packaging Company Inc. for a total enterprise value, including net debt, of $4.5 billion. We financed the purchase of shares, the repayment at acquisition of certain of Graham Packaging's indebtedness and associated transaction costs with new indebtedness. Graham Packaging is reported as a separate segment within the RGHL Group.

Graham Packaging is a leading global supplier of value-added rigid plastic containers for the hot food, specialty beverage and consumer products markets. We expect to realize significant cost savings by optimizing procurement of certain raw materials for the RGHL Group's segments, consolidating facilities, eliminating duplicative operations and overhead, improving supply chain management and achieving other efficiencies. Once we fully integrate Graham Packaging, we expect to generate annual operational synergies and cost savings, across the RGHL Group's segments, of approximately $75 million by the end of 2013, of which we have achieved $27 million from the date of acquisition through June 30, 2012. In order to achieve these synergies and cost savings, we expect to incur cash outlays of approximately $75 million by the end of 2013, of which we have incurred $20 million from the date of acquisition through June 30, 2012. Expenses incurred under our integration program generally include severance, exit, disposal and other costs.
Dopaco Acquisition
On May 2, 2011, we acquired Dopaco Inc. and Dopaco Canada Inc. (collectively “Dopaco”) from Cascades Inc. Dopaco is a manufacturer of paper cups and folding cartons for the quick-service restaurant and foodservice industries in the U.S. and Canada. The purchase consideration for the acquisition was $395 million in cash. The consideration was funded from the existing cash of the RGHL Group. Dopaco's business is being integrated into the Pactiv Foodservice segment. Once we fully integrate the businesses, we expect to generate annual operational synergies and cost savings of approximately $30 million by the end of 2012, of which we have achieved $21 million from the date of acquisition through June 30, 2012. In order to achieve these synergies and cost savings, we expect to incur cash outlays of approximately $40 million by the end of 2012, of which we have incurred $20 million from the date of acquisition through June 30, 2012. Expenses incurred under our integration program generally include severance and other costs.

Pactiv Acquisition
On November 16, 2010, we acquired Pactiv Corporation (now Pactiv LLC) for a total enterprise value, including net debt, of $5.8 billion. We have substantially completed the process of combining our Reynolds consumer products and Reynolds foodservice packaging businesses with our Hefty consumer products and Pactiv foodservice packaging businesses, respectively, to form integrated Reynolds Consumer Products and Pactiv Foodservice segments. We expect to generate annual operational synergies and cost savings of approximately $230 million by the end of 2012 from the consolidation of facilities, elimination of duplicative operations, improvement of supply chain management and from achieving other efficiencies, of which we have achieved $206 million from the date of acquisition through June 30, 2012. In order to achieve these synergies and cost savings, we incurred cash outlays of approximately $130 million from the date of acquisition through June 30, 2012. Cash outlays incurred under our integration program generally include severance, exit, disposal and other costs associated with combining the components of the acquired consumer products and foodservice packaging businesses into our current Reynolds Consumer Products and Pactiv Foodservice segments.
Refer to note 18 of the RGHL Group's interim unaudited condensed financial statements included elsewhere in this quarterly report for additional information related to the acquisitions of Graham Packaging and Dopaco. Refer to the Annual Report for additional information related to the acquisition of Pactiv.
Our Segments

We operate through six segments: SIG, Evergreen, Closures, Reynolds Consumer Products, Pactiv Foodservice and Graham Packaging.

SIG

SIG is a leading manufacturer of aseptic carton packaging systems for both beverage and liquid food products, ranging from juices and milk to soups and sauces. Aseptic carton packaging, most prevalent in Europe and Asia, is designed to allow beverages or liquid food to be stored for extended periods of time without refrigeration. SIG supplies complete aseptic carton packaging systems, which include aseptic filling machines, aseptic cartons, spouts, caps and closures and related services. SIG has a large global customer base with its largest presence in Europe.

Evergreen

Evergreen is a vertically integrated, leading manufacturer of fresh carton packaging for beverage products, primarily serving the juice and milk end-markets. Fresh carton packaging, most predominant in North America, is designed for beverages that require a cold-chain distribution system, and therefore have a more limited shelf life than beverages in aseptic carton packaging. Evergreen supplies integrated fresh carton packaging systems, which can include fresh cartons, spouts and filling machines. Evergreen produces liquid packaging board for its internal requirements and to sell to other manufacturers. Evergreen also produces coated groundwood primarily for catalogs, inserts, magazine and commercial printing, as well as uncoated freesheet primarily for envelope, specialty and offset printing paper. Evergreen has a large customer base and operates primarily in North America.

Closures

Closures is a leading manufacturer of plastic beverage caps and closures, primarily serving the carbonated soft drink, non-carbonated soft drink and bottled water segments of the global beverage market. Closures’ products also serve the liquid dairy, food, beer and liquor and automotive fluid markets. In addition to supplying plastic caps and closures, Closures also offers high speed rotary capping equipment, which secure caps on a variety of packaging, and related services. Closures has a large global customer base with its largest presence in North America.

Reynolds Consumer Products

Reynolds Consumer Products is a leading manufacturer in the U.S. of branded and store branded consumer products such as aluminum foil, wraps, waste bags, food storage bags and disposable tableware and cookware. These products are typically used by consumers in their homes and are sold through a variety of retailers, including grocery stores, mass-merchandisers, warehouse clubs, drug stores, discount chains and military channels. Reynolds Consumer Products has a large customer base and operates primarily in North America.

Pactiv Foodservice

Pactiv Foodservice is a leading manufacturer of foodservice and food packaging products. Pactiv Foodservice offers a comprehensive range of products including tableware items, takeout service containers, clear rigid-display packaging, microwaveable containers, foam trays, dual-ovenable paperboard containers, cups, molded fiber egg cartons, meat and poultry trays, plastic film and aluminum containers. Pactiv Foodservice distributes its foodservice and food packaging products through foodservice distributors, food processors, supermarket distributors, supermarkets and restaurants. Pactiv Foodservice has a large customer base and operates primarily in North America.

Graham Packaging

Graham Packaging is a worldwide leader in the design, manufacture and sale of value-added, custom blow molded plastic containers for branded consumer products. We believe that Graham Packaging has the number one market share positions in North America for hot-fill juices, sports drinks/isotonics, yogurt drinks, liquid fabric care, dish detergents, motor oil and certain other products measured by volume based on our analysis of industry data. Graham Packaging operates in product categories where customers and end-users value the technology and innovation that Graham Packaging's custom plastic containers offer as an alternative to traditional packaging materials such as glass, metal and paperboard.

Key Factors Influencing our Financial Condition and Results of Operations
The following discussion should be read in conjunction with “Key Factors Influencing our Financial Condition and Results of Operations” in “Part I — Item 5. Operating and Financial Review and Prospects” of our Annual Report, which discusses further key factors influencing our financial condition and results of operations.

Acquisitions, Substantial Leverage and Other Transaction-Related Effects

The six segments in which we operate have all been acquired through a series of transactions. Our results of operations, financial position and cash flows are significantly impacted by the effects of these acquisitions, which were financed primarily through borrowings, including transaction-related debt commitment fees and recurring interest costs. In addition, from time to time, we refinance our borrowings which also can have a significant impact on the results of our operations.

As of June 30, 2012, our total indebtedness of $17,957 million was comprised of outstanding principal borrowings and overdrafts. Reflected in our statement of financial position, we had total borrowings of $17,627 million, consisting of total indebtedness netted with unamortized debt issue costs, original issue discount and embedded derivatives. For more information regarding our external borrowings, refer to note 14 of the RGHL Group's interim unaudited condensed financial statements included elsewhere in this quarterly report. Our future results of operations, including our net financial expenses, will be significantly affected by our substantial indebtedness. The servicing of this indebtedness has had and will continue to have an impact on our cash flows and cash balance. For more information, refer to “— Liquidity and Capital Resources.”

Restructuring and Cost Saving Programs

We have implemented a number of restructuring and cost saving programs over the past three years in order to reduce our operating costs. During the six month period ended June 30, 2012, we incurred restructuring charges of $45 million, business integration costs of $25 million and operational process engineering-related consultancy costs of $9 million. These costs were largely related to workforce reductions, improving supply chain management, achieving other efficiencies and consolidation of facilities.

As discussed in “— Overview — Recent Acquisitions and Integration” above, we expect to incur additional restructuring costs as well as integration costs through the end of 2013 that will largely relate to the integration of Graham Packaging into the RGHL Group and the integration of the Pactiv foodservice packaging and Dopaco businesses into the Pactiv Foodservice segment.

Raw Materials and Energy Prices

Our results of operations are impacted by changes in the costs of our raw materials and energy prices. The primary raw materials used to manufacture our products are resins, aluminum, fiber (principally raw wood and wood chips) and paperboard (principally cartonboard and cupstock). We also use commodity chemicals, steel and energy, including fuel oil, electricity, natural gas and coal, to manufacture our products. The prices for raw materials, particularly resins and aluminum, have fluctuated significantly in recent years.

Principal raw materials used by each of our segments are as follows (in order of cost significance):

•	SIG — cartonboard, resin, aluminum

•	Evergreen — fiber, resin

•	Closures — resin

•	Reynolds Consumer Products — resin, aluminum

•	Pactiv Foodservice — resin, aluminum, paperboard

•	Graham Packaging — resin

Historical index prices of resin, aluminum and paperboard for the past two years are shown in the charts below. These charts present index prices and do not represent the prices at which we purchased these raw materials.

Source: Chemical Market Associates Inc.

Resin prices can fluctuate significantly with fluctuations in crude oil and natural gas prices, as well as changes in refining capacity and the demand for other petroleum-based products.

Source: Platts Metal Weekly
Aluminum prices can fluctuate significantly as aluminum is a cyclical commodity with prices subject to global market factors. These factors include speculative activities by market participants, production capacity, strength or weakness in key end markets such as housing and transportation, political and economic conditions and production costs in major production regions.

Source: Pulp and Paper Week

The prices of cupstock and cartonboard may fluctuate due to external conditions such as weather, product scarcity, currency and commodity market fluctuations and changes in governmental policies and regulations.

Purchases of most of our raw materials are based on negotiated rates with suppliers, which are tied to published indices. Typically, we do not enter into long-term purchase contracts that provide for fixed quantities or prices for our principal raw materials.

Changes in raw material prices impact our results of operations. Revenue is directly impacted by changes in raw material costs as a result of raw material cost pass-through mechanisms in many of the customer pricing agreements entered into by most of our segments. Generally, the contractual price adjustments do not occur simultaneously with commodity price fluctuations but rather on a mutually agreed upon schedule. Due to differences in timing between purchases of raw materials and sales to customers, there is often a lead-lag effect, during which margins are negatively impacted in periods of rising raw material costs and positively impacted in periods of falling raw material costs. Historically, the average lag time in implementing raw material cost pass-through mechanisms (where contractually permitted) has been approximately three months.

We use price increases, where possible, to mitigate the effects of raw material cost increases for customers that are not subject to raw material cost pass-through agreements. Contracts for SIG's products and for the branded products sold by Reynolds Consumer Products generally do not contain raw material cost pass-through mechanisms.

The prices for some of our raw materials, particularly resins and aluminum, have fluctuated significantly in recent years. Prices for raw wood and wood chips have fluctuated less than the prices of resins and aluminum. Raw wood and wood chips are typically purchased from sources close to our mills and, as a result, prices are established locally based on factors such as weather conditions and local competitive conditions.

Volatility in resin, aluminum and paper prices has had an effect on our results of operations. Historically, raw material price increases have resulted in increases in cost of sales and any subsequent pass-through to customers has resulted in increases in revenue. Raw material cost decreases and any subsequent pass-through to customers have historically had an opposite effect on cost of sales and revenue.

Management expects continued volatility in raw material prices as a result of the continued uncertainty in the global economic environment, and such volatility may impact our results of operations. We continue to take steps to minimize the impact of the volatility of raw material prices through commodity hedging, fixed supplier pricing, reducing the lag time in contractual raw material cost pass-through mechanisms and entering into additional indexed customer contracts that include raw material cost pass-through provisions.

Our segments are also sensitive to energy-related cost movements, particularly those that affect transportation and utility costs. In particular, our Evergreen segment is susceptible to price fluctuations in natural gas, as Evergreen incurs significant natural gas costs to convert raw wood and wood chips to paper products and liquid packaging board. Historically, we have been able to mitigate the effect of higher energy-related costs with productivity improvements and other cost reductions. Further, energy costs (excluding transportation costs) are generally included in Evergreen's indexed customer contracts.

Results of Operations

The following discussion should be read in conjunction with our financial statements included elsewhere in this quarterly report. Detailed comparisons of revenue and results are presented in the discussions of the operating segments, which follow the RGHL Group results discussion.

Three month period ended June 30, 2012 compared with the three month period ended June 30, 2011

RGHL Group

	For the three month period ended June 30,
(In $ million, except for %)	2012	% of revenue	2011(1)(2)	% of revenue	change	% change
Revenue	3,591	100%	2,843	100%	748	26%
Cost of sales	(2,911)	(81)%	(2,353)	(83)%	(558)	24%
Gross profit	680	19%	490	17%	190	39%
Selling, marketing and distribution expenses/General and administration expenses	(330)	(9)%	(229)	(8)%	(101)	44%
Net other expense	(53)	(1)%	(68)	(2)%	15	(22)%
Share of profit of associates and joint ventures, net of income tax	7	—%	2	—%	5	250%
Profit from operating activities	304	8%	195	7%	109	56%
Financial income	48	1%	62	2%	(14)	(23)%
Financial expenses	(480)	(13)%	(320)	(11)%	(160)	50%
Net financial expenses	(432)	(12)%	(258)	(9)%	(174)	67%
Loss before income tax	(128)	(4)%	(63)	(2)%	(65)	103%
Income tax benefit	73	2%	13	—%	60	462%
Loss after income tax	(55)	(2)%	(50)	(2)%	(5)	10%
Depreciation and amortization	280	8%	203	7%	77	38%
RGHL Group EBITDA(3)	584	16%	398	14%	186	47%
RGHL Group Adjusted EBITDA(3)	641	18%	476	17%	165	35%

(1)
Represents the results of operations of SIG, Evergreen, Closures, Reynolds Consumer Products and Pactiv Foodservice for the three month period ended June 30, 2011 and the results of operations of Dopaco from May 2, 2011 to June 30, 2011. The results of Graham Packaging are not included as that business was acquired on September 8, 2011.

(2)
In accordance with IFRS 3 (revised) "Business Combinations," the information presented for the three month period ended June 30, 2011 has been revised to reflect the effect of the finalization of the purchase price accounting for the Pactiv acquisition. Refer to note 2.5 of the RGHL Group's interim unaudited condensed financial statements included elsewhere in this quarterly report.

(3)
RGHL Group EBITDA is defined as profit from operations for the period plus income tax expenses, net financial expenses, depreciation of property, plant and equipment and investment properties and amortization of intangible assets. RGHL Group Adjusted EBITDA, a measure used by our management to measure operating performance, is defined as RGHL Group EBITDA, adjusted to exclude certain items of a significant or unusual nature, including but not limited to acquisition costs, non-cash pension income, restructuring costs, unrealized gains or losses on derivatives, gains or losses on the sale of non-strategic assets, asset impairments and write-downs and equity method profit not distributed in cash. EBITDA and Adjusted EBITDA are not presentations made in accordance with IFRS, are not measures of financial condition, liquidity or profitability and should not be considered as an alternative to profit from operations for the period determined in accordance with IFRS or operating cash flows determined in accordance with IFRS. The determination of Adjusted EBITDA contains a number of estimates and assumptions that may prove to be incorrect and differ materially from actual results. Refer to “Part II - Other Information — Item 1A. Risk Factors” included elsewhere in this quarterly report and "Part I — Item 3. Key Information — Risk Factors" of our Annual Report. Additionally, RGHL Group EBITDA and RGHL Group Adjusted EBITDA are not intended to be measures of free cash flow for management's discretionary use, as they do not take into account certain items such as interest and principal payments on our indebtedness, working capital needs, tax payments, and capital expenditures. We believe that the inclusion of EBITDA and Adjusted EBITDA in this quarterly report is appropriate to provide additional information to investors about our operating performance and to provide a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies. We believe that issuers of high yield debt securities present EBITDA and Adjusted EBITDA because investors, analysts and rating agencies consider these measures useful. Because not all companies calculate EBITDA and Adjusted EBITDA identically, this presentation of EBITDA and Adjusted EBITDA may not be comparable to the similarly titled measures of other companies.

As more fully described under “Overview — Recent Acquisitions and Integration,” we acquired Graham Packaging on September 8, 2011. The results of operations of Graham Packaging have been included in the RGHL Group's results of operations as a separate segment since the consummation of the Graham Packaging acquisition. For the three month period ended June 30, 2012, Graham Packaging's revenue, profit from operating activities, EBITDA and Adjusted EBITDA included in the RGHL Group results were $816 million, $3 million, $101 million and $127 million, respectively.

In addition, the operating results of Dopaco have been combined with the operating results of our Pactiv Foodservice segment since May 2, 2011, the date of the Dopaco acquisition. Dopaco contributed three months of operations for the three month period ended June 30, 2012 compared to approximately two months of operations for the three month period ended June 30, 2011. For the three month periods ended June 30, 2012 and June 30, 2011, Dopaco's revenue, included in the results of the Pactiv Foodservice segment, was $122 million and $83 million, respectively. For further details on the above acquisitions, refer to note 18 of the RGHL Group's interim unaudited condensed financial statements included elsewhere in this quarterly report.

Revenue. Revenue increased by $748 million, or 26%, to $3,591 million for the three month period ended June 30, 2012 compared to $2,843 million for the three month period ended June 30, 2011. The increase was largely attributable to incremental revenue generated from the operations of Graham Packaging and Dopaco and increased revenue at our Evergreen segment driven by sales in paper products, liquid packaging board and cartons. These increases in revenue were partially offset by decreases at (a) Closures driven by changes in product mix and pricing related to the pass-through of resin price changes to customers, (b) Reynolds Consumer Products driven primarily by lower volumes, and (c) Pactiv Foodservice driven primarily by lower volumes as a result of the sale of the laminating operations and exiting certain low margin non-strategic product offerings. Foreign exchange rates had an unfavorable impact of $59 million largely resulting from the strengthening of the dollar against the euro, Mexican peso and Brazilian real in the three month period ended June 30, 2012 compared to the three month period ended June 30, 2011.

Cost of Sales. Cost of sales increased by $558 million, or 24%, to $2,911 million for the three month period ended June 30, 2012 compared to $2,353 million for the three month period ended June 30, 2011. The increase was largely attributable to incremental cost of sales from the operations of Graham Packaging and Dopaco. These increases were offset by the sale of the laminating operations at Pactiv Foodservice as well as benefits from actual synergies realized and improved operational performance. Foreign exchange rates had a favorable impact of $49 million largely resulting from the strengthening of the dollar against the euro, Mexican peso and Brazilian real in the three month period ended June 30, 2012 compared to the three month period ended June 30, 2011. Cost of sales as a percentage of revenue decreased across all segments.

Gross Profit. Gross profit increased by $190 million, or 39%, to $680 million for the three month period ended June 30, 2012 compared to $490 million for the three month period ended June 30, 2011. Gross profit margin increased to 19% for the three month period ended June 30, 2012 compared to 17% for the three month period ended June 30, 2011. Compared to the prior year period, gross profit margin improved across all segments. These increases were driven primarily by the changes in revenue and cost of sales as discussed above.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses increased by $101 million, or 44%, to $330 million for the three month period ended June 30, 2012 compared to $229 million for the three month period ended June 30, 2011. This increase in expenses was primarily attributable to the operations of Graham Packaging and Dopaco. However, selling, marketing and distribution expenses and general and administration expenses as a percentage of revenue remained relatively unchanged at 9% for the three month period ended June 30, 2012 compared to 8% for the three month period ended June 30, 2011. Selling, marketing and distribution expenses and general and administration expenses was also impacted by a $28 million adjustment at SIG and a $6 million reclassification from cost of sales at Closures, both during the three month period ended June 30, 2012.

Net Other. Net other expense was $53 million for the three month period ended June 30, 2012 compared to net other expense of $68 million for the three month period ended June 30, 2011. The change was primarily attributable to a $23 million decrease in business acquisition and integration costs, a $9 million decrease in operational process engineering-related consultancy costs and a $4 million decrease in business restructuring expenses in the current year period compared to the prior year period. These benefits were partially offset by an increase of $6 million in asset impairment charges and a $4 million increase in net unrealized losses on open hedge positions in the current year period compared to the prior year period. For additional information, refer to note 7 and note 8 of the RGHL Group's interim unaudited condensed financial statements included elsewhere in this quarterly report.

Net Financial Expenses. Net financial expenses increased by $174 million, or 67%, to $432 million for the three month period ended June 30, 2012 compared to $258 million for the three month period ended June 30, 2011. The increase was largely related to an increase in interest expense of $128 million due to increases of $3,237 million and $1,877 million in the principal amount of the RGHL Group's fixed and floating rate borrowings, respectively, as of June 30, 2012 compared to June 30, 2011, as well as an increase in foreign exchange loss of $157 million resulting from borrowings denominated in currencies other than the functional currency of the borrowers or issuers. These increases were partially offset by a $95 million increase in unrealized gain from the net change in fair values of derivatives and $25 million of debt commitment fees expensed during the three month period ended June 30, 2011.

We are primarily exposed to foreign exchange risk that impacts the reported financial income or financial expenses of the RGHL Group as a result of the remeasurement at each reporting date of indebtedness that is denominated in currencies other than the functional currencies of the respective issuers or borrowers. As of June 30, 2012 and June 30, 2011, the RGHL Group had dollar-denominated external borrowings of $1,583 million owed by entities whose functional currency was the euro. As a result of the changes in the prevailing foreign exchange rates, the RGHL Group recognized a foreign exchange loss in connection with such borrowings during the three month period ended June 30, 2012, compared to a foreign exchange gain during the three month period ended June 30, 2011. For more information regarding the RGHL Group's financial expenses and borrowings, refer to notes 9 and 14, respectively, of the RGHL Group's interim unaudited condensed financial statements included elsewhere in this quarterly report. For more information regarding the sensitivity of the foreign exchange gains and losses on the borrowings, refer to “— Item 3. Quantitative and Qualitative Disclosure about Market Risk — Foreign Currency Exchange Rate Risk.”

Income Tax Expense. For the three month period ended June 30, 2012, we recognized income tax benefit of $73 million on a loss before income tax of $128 million compared to a benefit of $13 million on a loss before income tax of $63 million for the three month period ended June 30, 2011. The income tax benefit of $73 million was primarily due to the favorable resolution of Evergreen's 2009 tax year Alternate Fuel Mixture Credits ("AFMC") refund claim as described below, offset by non-deductible tax losses in non-U.S. jurisdictions and the impact of the annualized effective tax rate adjustment. The effective tax rate for the three month period ended June 30, 2012 was 57%. For a reconciliation of the effective tax rate, refer to note 10 of the RGHL Group's interim unaudited condensed financial statements included elsewhere in this quarterly report.

In May 2012, Evergreen submitted a refund claim to the Internal Revenue Service ("IRS") to exclude $235 million of AFMC from 2009 taxable income. The refund claim was submitted to the IRS in the course of Evergreen's 2009 federal tax examination. In the same month, Evergreen received a Notice of Proposed Adjustment from the IRS, allowing the refund claim in full. As a result, the RGHL Group recognized $96 million of tax benefit in the three month period ended June 30, 2012.

We also made an adjustment to correct for the overstatement of a deferred tax liability. The liability should have been offset against existing unrecognized deferred tax assets within the same jurisdiction from the date certain Luxembourg entities elected to file a consolidated return in the fourth quarter of 2010. The adjustment increased income tax benefit and decreased net loss by $9 million for the three month period ended June 30, 2012. The adjustment had no impact on EBITDA and Adjusted EBITDA for the three month period ended June 30, 2012.

Depreciation and Amortization. Depreciation of property, plant and equipment and investment properties and amortization of intangible assets increased by $77 million, or 38%, to $280 million for the three month period ended June 30, 2012 compared to $203 million for the three month period ended June 30, 2011, primarily due to additional depreciation and amortization expense from the Graham Packaging acquisition and the Dopaco acquisition.

Profit from Operating Activities, EBITDA and Adjusted EBITDA. As a result of the above factors, profit from operating activities, EBITDA and Adjusted EBITDA for the three month period ended June 30, 2012 were $304 million, $584 million and $641 million, respectively, compared to $195 million, $398 million and $476 million, respectively, for the three month period ended June 30, 2011.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for the three month periods ended June 30, 2012 and June 30, 2011 for the RGHL Group is as follows:

	For the three month period ended June 30,
(In $ million)	2012	2011(1)(2)
Profit from operating activities	304	195
Depreciation and amortization	280	203
EBITDA(3)	584	398
Included in the RGHL Group EBITDA:
Asset impairment charges	12	6
Business acquisition and integration costs	10	33
Equity method profit not distributed in cash	(4)	(1)
Fixed asset write-down	10	—
Gain on sale of businesses	—	(5)
Impact of purchase price accounting on inventories and leases	—	5
Manufacturing plant fire	(2)	—
Non-cash inventory charge	—	3
Non-cash pension income	(12)	(15)
Operational process engineering-related consultancy costs	7	16
Restructuring costs	18	22
SEC registration costs	2	1
Unrealized loss on derivatives	17	13
VAT and custom duties on historical imports	(1)	—
RGHL Group Adjusted EBITDA(3)	641	476
Segment detail of Adjusted EBITDA:
SIG	122	114
Evergreen	56	31
Closures	51	56
Reynolds Consumer Products	134	139
Pactiv Foodservice	162	144
Graham Packaging	127	—
Corporate/unallocated(4)	(11)	(8)
RGHL Group Adjusted EBITDA(3)	641	476

(1)
Represents the results of operations of SIG, Evergreen, Closures, Reynolds Consumer Products and Pactiv Foodservice for the three month period ended June 30, 2011 and the results of operations of Dopaco from May 2, 2011 to June 30, 2011. The results of Graham Packaging are not included as that business was acquired on September 8, 2011.

(2)
In accordance with IFRS 3 (revised) "Business Combinations," the information presented for the three month period ended June 30, 2011 has been revised to reflect the effect of the finalization of the purchase price accounting for the Pactiv acquisition. Refer to note 2.5 of the RGHL Group's interim unaudited condensed financial statements included elsewhere in this quarterly report.

(3)
RGHL Group EBITDA is defined as profit from operations for the period plus income tax expenses, net financial expenses, depreciation of property, plant and equipment and investment properties and amortization of intangible assets. RGHL Group Adjusted EBITDA, a measure used by our management to measure operating performance, is defined as RGHL Group EBITDA, adjusted to exclude certain items of a significant or unusual nature, including but not limited to acquisition costs, non-cash pension income, restructuring costs, unrealized gains or losses on derivatives, gains or losses on the sale of non-strategic assets, asset impairments and write-downs and equity method profit not distributed in cash. EBITDA and Adjusted EBITDA are not presentations made in accordance with IFRS, are not measures of financial condition, liquidity or profitability and should not be considered as an alternative to profit from operations for the period determined in accordance with IFRS or operating cash flows determined in accordance with IFRS. The determination of Adjusted EBITDA contains a number of estimates and assumptions that may prove to be incorrect and differ materially from actual results. Refer to “Part II - Other Information — Item 1A. Risk Factors” included elsewhere in this quarterly report and "Part I — Item 3. Key Information — Risk Factors" of our Annual Report. Additionally, RGHL Group EBITDA and RGHL Group Adjusted EBITDA are not intended to be measures of free cash flow for management's discretionary use, as they do not take into account certain items such as interest and principal payments on our indebtedness, working capital needs, tax payments, and capital expenditures. We believe that the inclusion of EBITDA and Adjusted EBITDA in this quarterly report is appropriate to provide additional information to investors about our operating performance and to provide a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies. We believe that issuers of high yield debt securities present EBITDA and Adjusted EBITDA because investors, analysts and rating agencies consider these measures useful. Because not all companies calculate EBITDA and Adjusted EBITDA identically, this presentation of EBITDA and Adjusted EBITDA may not be comparable to the similarly titled measures of other companies.

(4)
Corporate/unallocated includes holding companies and certain debt issuer companies which support the entire RGHL Group and which are not part of a specific segment. It also includes eliminations of transactions between segments.

SIG Segment

	For the three month period ended June 30,
(In $ million, except for %)	2012	% of segment revenue	2011	% of segment revenue	Change	% change
External revenue	520	100%	525	100%	(5)	(1)%
Inter-segment revenue	—	—%	—	—%	—	—%
Total segment revenue	520	100%	525	100%	(5)	(1)%
Cost of sales	(376)	(72)%	(417)	(79)%	41	(10)%
Gross profit	144	28%	108	21%	36	33%
Selling, marketing and distribution expenses/ General and administration expenses	(86)	(17)%	(66)	(13)%	(20)	30%
Net other income (expense)	(9)	(2)%	2	—%	(11)	NM
Profit from operating activities	55	11%	46	9%	9	20%
SIG segment EBITDA	104	20%	110	21%	(6)	(5)%
SIG segment Adjusted EBITDA	122	23%	114	22%	8	7%

Revenue. Revenue decreased by $5 million, or 1%, to $520 million for the three month period ended June 30, 2012 compared to $525 million for the three month period ended June 30, 2011. As discussed in more detail below, the decrease in revenue was attributable to an unfavorable foreign currency impact of $42 million largely due to the strengthening of the dollar against the euro, partially offset by higher sales volume of $37 million largely from increased sales in North and South America and Asia Pacific.

Revenue in Europe decreased by $21 million, or 7%, to $271 million for the three month period ended June 30, 2012 compared to $292 million for the three month period ended June 30, 2011, driven by an unfavorable foreign currency impact of $30 million due to the strengthening of the dollar against the euro, partially offset by higher sales volume of $9 million.

Revenue in the rest of the world increased by $16 million, or 7%, to $249 million for the three month period ended June 30, 2012 compared to $233 million for the three month period ended June 30, 2011. The increase was primarily related to higher volumes of $28 million due to strong demand in North and South America and Asia Pacific, offset by lower revenue in the Middle East. This increase was partially offset by an unfavorable foreign currency impact of $12 million.

Cost of Sales. Cost of sales decreased by $41 million, or 10%, to $376 million for the three month period ended June 30, 2012 compared to $417 million for the three month period ended June 30, 2011. The net decrease in cost of sales included a $33 million favorable foreign currency impact, resulting from the strengthening of the dollar against the euro, and lower costs of $16 million during the three month period ended June 30, 2012 as compared to the three month period ended June 30, 2011, due to better utilization of our plants and higher start-up costs of the new plant in Brazil during 2011. These decreases in cost of sales were offset by a $28 million increase related primarily to higher sales volume. Raw material costs were relatively unchanged compared to the prior year period. For the three month periods ended June 30, 2012 and June 30, 2011, raw material costs accounted for 68% and 65% of SIG's cost of sales, respectively. The net decrease in cost of sales also included a $21 million benefit arising from adjustments to correct for period costs inappropriately capitalized and for a misclassification of expenses between cost of sales and general and administration expenses. These adjustments resulted in a reduction of EBITDA and Adjusted EBITDA of $11 million and $1 million, respectively, for the three month period ended June 30, 2012.

Gross Profit. Gross profit increased by $36 million, or 33%, to $144 million for the three month period ended June 30, 2012 compared to $108 million for the three month period ended June 30, 2011. Gross profit margin increased to 28% (24% before the accounting adjustments described above) for the three month period ended June 30, 2012 compared to 21% for the three month period ended June 30, 2011. These increases were driven primarily by the changes in cost of sales as discussed above.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses increased by $20 million, or 30%, to $86 million for the three month period ended June 30, 2012 compared to $66 million for the three month period ended June 30, 2011. The increase was primarily due to the accounting adjustment explained above. This increase was offset by favorable foreign currency impact of $5 million from the strengthening of the dollar against the euro and lower amortization expense of $8 million due to fully amortized patents.

Net Other. Net other expense was $9 million for the three month period ended June 30, 2012 compared to net other income of $2 million for the three month period ended June 30, 2011. The change was primarily attributable to an increase of $9 million in net unrealized losses on open hedge positions and a $3 million increase in business restructuring costs. These increases were offset by a $4 million decrease in asset impairment charges that were recorded in the prior year period. These items have been included in the segment's Adjusted EBITDA calculation.

Profit from Operating Activities, EBITDA and Adjusted EBITDA. As a result of the above factors, profit from operating activities, EBITDA and Adjusted EBITDA for the three month period ended June 30, 2012 were $55 million, $104 million and $122 million, respectively, compared to $46 million, $110 million and $114 million, respectively, for the three month period ended June 30, 2011.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for the three month periods ended June 30, 2012 and June 30, 2011 for our SIG segment is as follows:

	For the three month period ended June 30,
(In $ million)	2012	2011
Profit from operating activities	55	46
Depreciation and amortization	49	64
EBITDA	104	110
Included in SIG segment EBITDA:
Asset impairment charges	—	4
Equity method profit not distributed in cash	(4)	—
Fixed asset write-down	10	—
Operational process engineering-related consultancy costs	1	—
Restructuring costs	3	—
Unrealized loss on derivatives	9	—
VAT and custom duties on historical imports	(1)	—
SIG segment Adjusted EBITDA	122	114

Evergreen Segment

	For the three month period ended June 30,
(In $ million, except for %)	2012	% of segment revenue	2011	% of segment revenue	Change	% change
External revenue	393	95%	381	98%	12	3%
Inter-segment revenue	22	5%	9	2%	13	144%
Total segment revenue	415	100%	390	100%	25	6%
Cost of sales	(357)	(86)%	(358)	(92)%	1	—%
Gross profit	58	14%	32	8%	26	81%
Selling, marketing and distribution expenses/ General and administration expenses	(24)	(6)%	(23)	(6)%	(1)	4%
Net other income	9	2%	8	2%	1	13%
Profit from operating activities	44	11%	17	4%	27	159%
Evergreen segment EBITDA	58	14%	32	8%	26	81%
Evergreen segment Adjusted EBITDA	56	13%	31	8%	25	81%

Revenue. Revenue increased by $25 million, or 6%, to $415 million for the three month period ended June 30, 2012 compared to $390 million for the three month period ended June 30, 2011. This increase was attributable to a $14 million increase in sales of paper products, an increase of $7 million in sales of liquid packaging board and an increase of $4 million in sales of cartons. The increase in sales of paper products was comprised of an increase of $20 million due to higher volumes, primarily as a result of higher export and market demand for certain of our paper products, offset by a decrease of $6 million as pricing declined in the current period. The increase in sales of liquid packaging board was due to $4 million in price increases and $3 million of increased volumes. The increase in sales of cartons was due to $7 million in price increases, partially offset by an impact of $3 million attributable to lower sales volumes.

Cost of Sales. Cost of sales remained relatively unchanged at $357 million for the three month period ended June 30, 2012 compared to $358 million for the three month period ended June 30, 2011. Higher volumes, primarily those experienced in paper products, increased cost of sales by $32 million. This increase was fully offset by lower raw materials and other input costs, primarily energy, fiber and resins, and maintenance costs, as well as favorable productivity experienced at our mills and international converting facilities. Evergreen completed two planned mill outages during the three month period ended June 30, 2011, which led to higher maintenance costs during that period as compared to the three month period ended June 30, 2012. For the three month periods ended June 30, 2012 and June 30, 2011, raw material costs accounted for 42% and 43% of Evergreen's cost of sales, respectively.

Gross Profit. Gross profit increased by $26 million, or 81%, to $58 million for the three month period ended June 30, 2012 compared to $32 million for the three month period ended June 30, 2011. Gross profit margin increased to 14% for the three month period ended June 30, 2012 compared to 8% for the three month period ended June 30, 2011. These increases were driven by the changes in revenue and cost of sales as discussed above.

Evergreen's gross profit is impacted by changes in the costs of raw materials, including fiber, resin, commodity chemicals, and energy, including fuel oil, electricity, natural gas and coal. Evergreen purchases most of its raw materials and other input costs on the spot market and generally cannot immediately pass through price increases or declines to certain of its customers because the contractual price adjustments do not occur simultaneously with market price fluctuations, but rather on a mutually agreed upon schedule. Due to the differences in timing between Evergreen's purchases of raw materials from its suppliers and sales to certain of its customers, there is often a lead-lag impact, with margins being negatively impacted in periods of rising raw material prices and positively impacted in periods of falling raw material prices.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses increased by $1 million, or 4%, to $24 million for the three month period ended June 30, 2012 compared to $23 million for the three month period ended June 30, 2011.

Net Other. Net other income increased by $1 million, or 13%, to $9 million for the three month period ended June 30, 2012 compared to net other income of $8 million for the three month period ended June 30, 2011. Net other income is primarily comprised of sales of by-products.

Profit from Operating Activities, EBITDA and Adjusted EBITDA. As a result of the above factors, profit from operating activities, EBITDA and Adjusted EBITDA for the three month period ended June 30, 2012 were $44 million, $58 million and $56 million, respectively, compared to $17 million, $32 million and $31 million, respectively, for the three month period ended June 30, 2011.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for the three month periods ended June 30, 2012 and June 30, 2011 for our Evergreen segment is as follows:

	For the three month period ended June 30,
(In $ million)	2012	2011
Profit from operating activities	44	17
Depreciation and amortization	14	15
EBITDA	58	32
Included in Evergreen segment EBITDA:
Equity method profit not distributed in cash	—	(1)
Unrealized gain on derivatives	(2)	—
Evergreen segment Adjusted EBITDA	56	31

Closures Segment

	For the three month period ended June 30,
(In $ million, except for %)	2012	% of segment revenue	2011	% of segment revenue	Change	% change
External revenue	344	99%	373	99%	(29)	(8)%
Inter-segment revenue	3	1%	3	1%	—	—%
Total segment revenue	347	100%	376	100%	(29)	(8)%
Cost of sales	(283)	(82)%	(316)	(84)%	33	(10)%
Gross profit	64	18%	60	16%	4	7%
Selling, marketing and distribution expenses/ General and administration expenses	(30)	(9)%	(25)	(7)%	(5)	20%
Net other income (expense)	(6)	(2)%	7	2%	(13)	NM
Profit from operating activities	28	8%	42	11%	(14)	(33)%
Closures segment EBITDA	45	13%	61	16%	(16)	(26)%
Closures segment Adjusted EBITDA	51	15%	56	15%	(5)	(9)%

Revenue. Revenue decreased by $29 million, or 8%, to $347 million for the three month period ended June 30, 2012 compared to $376 million for the three month period ended June 30, 2011. This was driven by an unfavorable foreign currency impact of $17 million, primarily due to the strengthening of the dollar against the euro, Mexican peso and Brazilian real. Revenue also decreased by $16 million due to changes in product mix and pricing related to the pass-through of resin price changes to customers. These decreases were partially offset by higher sales volumes of $5 million, primarily due to share growth.

Revenue from North America decreased by $14 million, or 9%, to $142 million for the three month period ended June 30, 2012 compared to $156 million for the three month period ended June 30, 2011. Revenue decreased by $14 million due to changes in product mix and reduced pricing related to the pass-through of resin price changes to customers. Revenue also decreased by $5 million due to the strengthening of the dollar against the Mexican peso. These decreases were partially offset by $4 million of higher sales volume, primarily due to share growth.

Revenue from the rest of the world decreased by $15 million, or 7%, to $205 million for the three month period ended June 30, 2012 compared to $220 million for the three month period ended June 30, 2011. Unfavorable foreign currency impact decreased revenue by $12 million, primarily due to the strengthening of the dollar against the euro, Mexican peso and Brazilian real. Revenue also decreased $2 million due to changes in product mix and pricing related to the pass-through of resin price changes to customers.

Cost of Sales. Cost of sales decreased by $33 million, or 10%, to $283 million for the three month period ended June 30, 2012 compared to $316 million for the three month period ended June 30, 2011.

Closures' cost of sales is impacted by changes in product mix and raw material costs. Changes in raw material costs, including resin, decreased cost of sales by $10 million for the three month period ended June 30, 2012 compared to the three month period ended June 30, 2011. For the three month periods ended June 30, 2012 and June 30, 2011, raw material costs accounted for 66% and 65% of Closures' cost of sales, respectively. In addition, cost of sales decreased by $16 million due to the strengthening of the dollar as noted above. Cost of sales also decreased by $6 million as a result of a reclassification of certain plant administration expenses from cost of sales to general and administration expenses in the three month period ended June 30, 2012. These decreases were partially offset by an increase of $3 million in cost of sales as a result of the higher sales volumes noted above.

Gross Profit. Gross profit increased by $4 million, or 7%, to $64 million for the three month period ended June 30, 2012 compared to $60 million for the three month period ended June 30, 2011. Gross profit margin increased to 18% for the three month period ended June 30, 2012 compared to 16% for the three month period ended June 30, 2011. These increases were driven primarily by the changes in revenue and cost of sales as discussed above.

Closures' gross profit is also impacted by the pass-through of resin price increases to customers. Contractual price adjustments with customers do not occur simultaneously with actual resin purchase price fluctuations, but rather on a monthly, quarterly, semi-annual or other basis. Therefore, due to the difference in timing between Closures' purchase of resin from its suppliers and sales of closures to its customers, pricing related to the pass-through of resin price fluctuations to customers directly impacts gross profit.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses increased by $5 million, or 20%, to $30 million for the three month period ended June 30, 2012 compared to $25 million for the three month period ended June 30, 2011. The impact of the reclassification of certain plant administration expenses from cost of sales to general and administration expenses in the three month period ended June 30, 2012, as discussed above, increased general and administration expenses by $6 million.

Net Other. Net other expense was $6 million for the three month period ended June 30, 2012 compared to net other income of $7 million for the three month period ended June 30, 2011. Other expense for the three month period ended June 30, 2012 included an unrealized loss on derivatives of $5 million as compared to an unrealized gain on derivatives of $1 million for the three month period ended June 30, 2011. Additionally, other income for the three month period ended June 30, 2011 included a gain of $5 million on the sale of one of Closures' European businesses. These items have been included in the segment's Adjusted EBITDA calculation.

Profit from Operating Activities, EBITDA and Adjusted EBITDA. As a result of the above factors, profit from operating activities, EBITDA and Adjusted EBITDA for the three month period ended June 30, 2012 were $28 million, $45 million and $51 million, respectively, compared to $42 million, $61 million and $56 million, respectively, for the three month period ended June 30, 2011.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for the three month periods ended June 30, 2012 and June 30, 2011 for our Closures segment is as follows:

	For the three month period ended June 30,
(In $ million)	2012	2011
Profit from operating activities	28	42
Depreciation and amortization	17	19
EBITDA	45	61
Included in Closures segment EBITDA:
Business interruption costs	—	1
Gain on sale of business	—	(5)
Restructuring costs	1	—
Unrealized (gain) loss on derivatives	5	(1)
Closures segment Adjusted EBITDA	51	56

Reynolds Consumer Products Segment

	For the three month period ended June 30,
(In $ million, except for %)	2012	% of segment revenue	2011	% of segment revenue	Change	% change
External revenue	646	97%	666	97%	(20)	(3)%
Inter-segment revenue	23	3%	18	3%	5	28%
Total segment revenue	669	100%	684	100%	(15)	(2)%
Cost of sales	(500)	(75)%	(529)	(77)%	29	(5)%
Gross profit	169	25%	155	23%	14	9%
Selling, marketing and distribution expenses/ General and administration expenses	(67)	(10)%	(55)	(8)%	(12)	22%
Net other expense	(7)	(1)%	(16)	(2)%	9	(56)%
Profit from operating activities	95	14%	84	12%	11	13%
Reynolds Consumer Products segment EBITDA	127	19%	120	18%	7	6%
Reynolds Consumer Products segment Adjusted EBITDA	134	20%	139	20%	(5)	(4)%

The discussions below include references to actual synergies that have been achieved during the three month period ended June 30, 2012 as a result of integrating the Hefty consumer products business into the Reynolds Consumer Products segment. These actual benefits realized resulted from a combination of cost savings, including procurement, distribution efficiencies and integration of the sales-force and various administration functions across the combined segment. The benefits are measured based on clear and quantifiable measures, such as observable reductions in fixed overhead costs, the elimination of distribution costs and the elimination of salaries and benefits related to headcount reductions.

Revenue. Revenue decreased by $15 million, or 2%, to $669 million for the three month period ended June 30, 2012 compared to $684 million for the three month period ended June 30, 2011. The decline was attributable to lower volume of $28 million across all our product groups, partially offset by $13 million of product and price mix largely driven by price increases implemented in mid-2011.

Cost of Sales. Cost of sales decreased by $29 million, or 5%, to $500 million for the three month period ended June 30, 2012 compared to $529 million for the three month period ended June 30, 2011. The decrease was due to lower volume and benefits from actual synergies realized. For the three month periods ended June 30, 2012 and June 30, 2011, raw material costs accounted for 68% and 67% of Reynolds Consumer Products' cost of sales, respectively.

Gross Profit. Gross profit increased by $14 million, or 9%, to $169 million for the three month period ended June 30, 2012 compared to $155 million for the three month period ended June 30, 2011, and gross profit margin increased to 25% compared to 23%. These increases were primarily driven by the changes in revenue and cost of sales as discussed above.

Reynolds Consumer Products generally cannot immediately pass through price increases or declines to its customers because the contractual price adjustments do not occur simultaneously with market price fluctuations, but rather on a mutually agreed upon schedule. For most resin based products, there is a lag time between the purchase of raw materials by Reynolds Consumer Products and the pass-through of raw material price fluctuations to customers. For branded products, contracts with customers do not contain contractual price protection for raw material cost fluctuations. Due to the differences in timing between Reynolds Consumer Products' purchases of resin from its suppliers and sales to its customers, there is often a lead-lag impact, during which margins are negatively impacted in periods of rising resin prices and positively impacted in periods of falling resin prices.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses increased by $12 million, or 22%, to $67 million for the three month period ended June 30, 2012 compared to $55 million for the three month period ended June 30, 2011. The increase was largely due to higher advertising costs mostly related to a new product launch during the three month period ended June 30, 2012 compared to the three month period ended June 30, 2011.

Net Other. Net other expense was $7 million for the three month period ended June 30, 2012 compared to net other expense of $16 million for the three month period ended June 30, 2011. The change was mainly attributable to a decrease of $8 million in operational process engineering-related consultancy costs and a decrease of $5 million in unrealized loss on derivatives. These items have been included in the segment's Adjusted EBITDA calculation.

Profit from Operating Activities, EBITDA and Adjusted EBITDA. As a result of the above factors, profit from operating activities, EBITDA and Adjusted EBITDA for the three month period ended June 30, 2012 were $95 million, $127 million and $134 million, respectively, compared to $84 million, $120 million and $139 million, respectively, for the three month period ended June 30, 2011.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for the three month periods ended June 30, 2012 and June 30, 2011 for our Reynolds Consumer Products segment is as follows:

	For the three month period ended June 30,
(In $ million)	2012	2011
Profit from operating activities	95	84
Depreciation and amortization	32	36
EBITDA	127	120
Included in Reynolds Consumer Products segment EBITDA:
Business acquisition and integration costs	1	—
Business interruption recoveries	—	(1)
Non-cash inventory charge	—	1
Operational process engineering-related consultancy costs	—	8
Unrealized loss on derivatives	6	11
Reynolds Consumer Products segment Adjusted EBITDA	134	139

Pactiv Foodservice Segment

	For the three month period ended June 30,
(In $ million, except for %)	2012	% of segment revenue	2011(1)	% of segment revenue	Change	% change
External revenue	872	86%	898	85%	(26)	(3)%
Inter-segment revenue	142	14%	163	15%	(21)	(13)%
Total segment revenue	1,014	100%	1,061	100%	(47)	(4)%
Cost of sales	(847)	(84)%	(926)	(87)%	79	(9)%
Gross profit	167	16%	135	13%	32	24%
Selling, marketing and distribution expenses/ General and administration expenses	(75)	(7)%	(68)	(6)%	(7)	10%
Net other expense	(11)	(1)%	(36)	(3)%	25	(69)%
Profit from operating activities	81	8%	31	3%	50	161%
Pactiv Foodservice segment EBITDA	151	15%	100	9%	51	51%
Pactiv Foodservice segment Adjusted EBITDA	162	16%	144	14%	18	13%

(1)
Inter-segment revenue for the three month period ended June 30, 2011 has been revised to conform to the presentation of the three month period ended June 30, 2012. Refer to note 2 of the RGHL Group's interim unaudited condensed financial statements included elsewhere in this quarterly report for additional information.

We acquired Dopaco on May 2, 2011. The operating results of Dopaco have been included in the Pactiv Foodservice segment since the date of the Dopaco acquisition. Accordingly, approximately two months of Dopaco operations were included in the three month period ended June 30, 2011. For the three month periods ended June 30, 2012 and June 30, 2011, Dopaco's revenue was $122 million and $83 million, respectively.

On January 27, 2012, we sold the Pactiv Foodservice laminating operations in Louisville, Kentucky for cash proceeds of $80 million (subject to customary post-closing working capital adjustments), resulting in a gain on sale of $66 million.

The discussions below include references to actual synergies that have been achieved during the three month period ended June 30, 2012 as a result of integrating the Pactiv foodservice packaging business and Dopaco into the Pactiv Foodservice segment (formerly the Reynolds foodservice packaging business prior to the Pactiv acquisition). These actual benefits realized resulted from a combination of cost savings, including procurement, distribution efficiencies, plant rationalization and integration of the sales force and various administration functions across the combined segment. The benefits are measured based on clear and quantifiable measures, such as observable reductions in fixed overhead costs, the elimination of costs specific to production facilities that have been closed and the elimination of salaries and benefits related to headcount reductions.

Revenue. Revenue decreased by $47 million, or 4%, to $1,014 million for the three month period ended June 30, 2012 compared to $1,061 million for the three month period ended June 30, 2011. This decrease was primarily attributable to a volume decrease of $61 million driven by the sale of our laminating operations and exiting certain low margin non-strategic product offerings, as well as lower volume of $42 million principally driven by lower sales in mature, declining and non-strategic categories. This was partially offset by incremental revenue of $39 million generated from the operations acquired in the Dopaco acquisition and an $18 million impact from pricing strategies to recover higher resin costs.

Cost of Sales. Cost of sales decreased by $79 million, or 9%, to $847 million for the three month period ended June 30, 2012 compared to $926 million for the three month period ended June 30, 2011. This decrease was primarily attributable to a decrease of $32 million due to the sale of the laminating operations. Additionally, there was a decline in cost of sales due to improved operational performance driven by benefits from actual synergies realized from the Pactiv acquisition and the Dopaco acquisition, lower volume primarily due to exiting certain low margin non-strategic product offerings and lower volume in on-going product offering categories. These decreases were partially offset by an increase in cost of sales due to higher paper cup and carton sales.

Raw material costs accounted for 56% and 55% of Pactiv Foodservice's cost of sales for the three month periods ended June 30, 2012 and June 30, 2011, respectively. Raw material costs for the three month period ended June 30, 2012 decreased by $37 million compared to the three month period ended June 30, 2011, primarily due to a decrease in raw material costs of $26 million resulting from decreased volume due to the sale of the laminating operations as well as from exiting certain low margin non-strategic product offerings, partially offset by the incremental volume attributable to paper cup and carton sales.

Gross Profit. Gross profit increased by $32 million, or 24%, to $167 million for the three month period ended June 30, 2012 compared to $135 million for the three month period ended June 30, 2011, and gross profit margin increased to 16% (19% as a percentage of external revenue) in the current period compared to 13% (15% as a percentage of external revenue) for the prior year period. These increases were primarily driven by the changes in revenues and cost of sales as discussed above.

Pactiv Foodservice's gross profit is impacted by changes in the costs of raw materials, including resin and aluminum. Pactiv Foodservice generally cannot immediately pass through price increases or declines to its customers because the price adjustments do not occur simultaneously with market price fluctuations, but rather on a mutually agreed upon schedule. Due to the differences in timing between Pactiv Foodservice's purchases of raw materials from its suppliers and sales to its customers, there is often a lead-lag impact, with margins being negatively impacted in periods of rising raw material prices and positively impacted in periods of falling raw material prices.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses increased by $7 million, or 10%, to $75 million for the three month period ended June 30, 2012 compared to $68 million for the three month period ended June 30, 2011, primarily due to increased expenses related to higher paper cup and carton sales.

Net Other. Net other expense was $11 million for the three month period ended June 30, 2012 compared to net other expense of $36 million for the three month period ended June 30, 2011. The change was primarily attributable to a decrease of $18 million in business restructuring costs and $5 million in business acquisition and integration costs in the current year period compared to the prior year period. These items have been included in the segment's Adjusted EBITDA calculation.

Profit from Operating Activities, EBITDA and Adjusted EBITDA. As a result of the above factors, profit from operating activities, EBITDA and Adjusted EBITDA for the three month period ended June 30, 2012 were $81 million, $151 million and $162 million, respectively, compared to $31 million, $100 million and $144 million, respectively, for the three month period ended June 30, 2011.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for the three month periods ended June 30, 2012 and June 30, 2011 for our Pactiv Foodservice segment is as follows:

	For the three month period ended June 30,
(In $ million)	2012	2011
Profit from operating activities	81	31
Depreciation and amortization	70	69
EBITDA	151	100
Included in Pactiv Foodservice segment EBITDA:
Asset impairment charges	5	2
Business acquisition and integration costs	5	10
Impact of purchase price accounting on inventories and leases	—	5
Manufacturing plant fire	(2)	—
Non-cash inventory charge	—	2
Operational process engineering-related consultancy costs	6	6
Restructuring costs (recoveries)	(2)	16
Unrealized (gain) loss on derivatives	(1)	3
Pactiv Foodservice segment Adjusted EBITDA	162	144

Graham Packaging Segment

(In $ million, except for %)	For the three month period ended June 30, 2012	% of segment revenue
External revenue	816	100%
Inter-segment revenue	—	—%
Total segment revenue	816	100%
Cost of sales	(738)	(90)%
Gross profit	78	10%
Selling, marketing and distribution expenses/General and administration expenses	(48)	(6)%
Net other expense	(27)	(3)%
Profit from operating activities	3	—%
Graham Packaging segment EBITDA	101	12%
Graham Packaging segment Adjusted EBITDA	127	16%

We acquired Graham Packaging on September 8, 2011. The operating results of Graham Packaging have been included in the RGHL Group's operating results as a separate reporting segment since the date of the acquisition. For the three months ended June 30, 2011, revenue, cost of sales, selling, marketing and distribution expenses/general and administration expenses, profit from operating activities, EBITDA and Adjusted EBITDA for Graham Packaging were $821 million, $697 million, $74 million, $41 million, $92 million and $155 million, respectively. These amounts include IFRS adjustments to Graham Packaging's historical results that were previously reported under U.S. GAAP.

The following discussion of our Graham Packaging operating results provides comparisons on a supplemental pro forma basis as if the operating results of the Graham Packaging business had been included in our operating results for the three month period ended June 30, 2011. Given the relative size and timing of this acquisition, we believe a discussion of the operating results on a supplemental pro forma basis provides a reasonable comparison of the operating results for the periods presented. The comparison assists in understanding the current period segment results including the underlying factors affecting the results of operations, the changes in these factors that occurred in the three month period ended June 30, 2012 compared to the three month period ended June 30, 2011 and the impact of our integration activities. The supplemental pro forma amounts were derived from Graham Packaging's historical operating results that were previously reported under U.S. GAAP as adjusted for IFRS. The Graham Packaging pre-acquisition historical operating results have not been adjusted for the pro forma purchase accounting effects of our acquisition of Graham Packaging.

The supplemental pro forma information is for informational purposes only and is not intended to represent, or to be indicative of, the results of operations that we would have reported had the Graham Packaging acquisition been completed on April 1, 2011 and should not be taken as being indicative of our future results of operations.

Revenue. Revenue was $816 million for the three month period ended June 30, 2012.

On a pro forma basis, revenue would have decreased by $5 million, or 1%, to $816 million for the three month period ended June 30, 2012 compared to an estimated $821 million for the three month period ended June 30, 2011. The estimated decrease in revenue would have been primarily attributable to decreases in unit volume sales to customers and unfavorable foreign currency impact, partially offset by favorable product mix and price increases related to the pass-through of higher resin costs to customers.

Cost of Sales. Cost of sales was $738 million for the three month period ended June 30, 2012. For the three month period ended June 30, 2012, raw material costs accounted for 60% of Graham Packaging's cost of sales.

On a pro forma basis, cost of sales would have increased by $41 million, or 6%, to $738 million for the three month period ended June 30, 2012 compared to an estimated $697 million for the three month period ended June 30, 2011. The estimated increase in cost of sales would have been primarily attributable to an overall increase in raw material costs, primarily resin, increased operational costs and incremental depreciation as a result of the revaluation of fixed assets in conjunction with the Graham Packaging acquisition. For the three month period ended June 30, 2011, raw material costs would have accounted for 61% of Graham Packaging's cost of sales.

Gross Profit. Gross profit was $78 million for the three month period ended June 30, 2012 and gross profit margin was 10%.

On a pro forma basis, gross profit would have decreased by $46 million, or 37%, to $78 million for the three month period ended June 30, 2012 compared to an estimated $124 million for the three month period ended June 30, 2011. Gross profit margin was 10% for the three month period ended June 30, 2012 compared to an estimated 15% for the three month period ended June 30, 2011. The estimated decrease in gross profit would have been attributable to all of the factors discussed above. Of the estimated 5% decrease in gross profit margin, approximately 4% would have been attributable to the incremental depreciation as a result of the revaluation of fixed assets in conjunction with the Graham Packaging acquisition.

Graham Packaging's gross profit is impacted by changes in the costs of raw materials, including resin, and energy-related costs. Graham Packaging purchases most of its raw materials and other input costs on the spot market and generally cannot immediately pass through price increases or declines to certain of its customers because the contractual price adjustments do not occur simultaneously with market price fluctuations, but rather on a mutually agreed upon schedule. Due to the differences in timing between Graham Packaging's purchases of raw materials from its suppliers and sales to certain of its customers, there is often a lead-lag impact, with margins being negatively impacted in periods of rising raw material prices and positively impacted in periods of falling raw material prices.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses were $48 million for the three month period ended June 30, 2012.

On a pro forma basis, selling, marketing and distribution expenses and general and administration expenses would have decreased by $26 million, or 35%, to $48 million for the three month period ended June 30, 2012 compared to an estimated $74 million for the three month period ended June 30, 2011. The estimated decrease in selling, marketing and distribution expenses and general and administration expenses would have been primarily attributable to higher costs in the three month period ended June 30, 2011 due to $47 million of costs incurred associated with a potential sale of Graham Packaging prior to the acquisition by RGHL. This was partially offset by incremental amortization expense of $17 million related to the fair value of identifiable intangible assets recorded as part of the Graham Packaging acquisition.

Net Other. Net other expense was $27 million for the three month period ended June 30, 2012. Included in other expenses are restructuring costs of $16 million, asset impairment charges of $7 million and business acquisition and integration costs of $3 million. These items have been included in the segment's Adjusted EBITDA calculation.

Profit from Operating Activities, EBITDA and Adjusted EBITDA. As a result of the above factors, profit from operating activities, EBITDA and Adjusted EBITDA were $3 million, $101 million and $127 million, respectively, for the three month period ended June 30, 2012.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for the three month period ended June 30, 2012 for our Graham Packaging segment is as follows:

(In $ million)	For the three month period ended June 30, 2012
Profit from operating activities	3
Depreciation and amortization	98
EBITDA	101
Included in Graham Packaging segment EBITDA:
Asset impairment charges	7
Business acquisition and integration costs	3
Restructuring costs	16
Graham Packaging segment Adjusted EBITDA	127

Six month period ended June 30, 2012 compared with the six month period ended June 30, 2011

RGHL Group

	For the six month period ended June 30,
(In $ million, except for %)	2012	% of revenue	2011(1)(2)	% of revenue	change	% change
Revenue	6,903	100%	5,210	100%	1,693	32%
Cost of sales	(5,625)	(81)%	(4,277)	(82)%	(1,348)	32%
Gross profit	1,278	19%	933	18%	345	37%
Selling, marketing and distribution expenses/General and administration expenses	(623)	(9)%	(463)	(9)%	(160)	35%
Net other expense	(32)	—%	(102)	(2)%	70	(69)%
Share of profit of associates and joint ventures, net of income tax	12	—%	8	—%	4	50%
Profit from operating activities	635	9%	376	7%	259	69%
Financial income	134	2%	163	3%	(29)	(18)%
Financial expenses	(801)	(12)%	(701)	(13)%	(100)	14%
Net financial expenses	(667)	(10)%	(538)	(10)%	(129)	24%
Loss before income tax	(32)	—%	(162)	(3)%	130	(80)%
Income tax benefit	40	1%	58	1%	(18)	(31)%
Profit (loss) after income tax	8	—%	(104)	(2)%	112	NM
Depreciation and amortization	568	8%	406	8%	162	40%
RGHL Group EBITDA(3)	1,203	17%	782	15%	421	54%
RGHL Group Adjusted EBITDA(3)	1,246	18%	893	17%	353	40%

(1)
Represents the results of operations of SIG, Evergreen, Closures, Reynolds Consumer Products and Pactiv Foodservice for the six month period ended June 30, 2011 and the results of operations of Dopaco from May 2, 2011 to June 30, 2011. The results of Graham Packaging are not included as that business was acquired on September 8, 2011.

(2)
In accordance with IFRS 3 (revised) "Business Combinations," the information presented for the six month period ended June 30, 2011 has been revised to reflect the effect of the finalization of the purchase price accounting for the Pactiv acquisition. Refer to note 2.5 of the RGHL Group's interim unaudited condensed financial statements included elsewhere in this quarterly report.

(3)
RGHL Group EBITDA is defined as profit from operations for the period plus income tax expenses, net financial expenses, depreciation of property, plant and equipment and investment properties and amortization of intangible assets. RGHL Group Adjusted EBITDA, a measure used by our management to measure operating performance, is defined as RGHL Group EBITDA, adjusted to exclude certain items of a significant or unusual nature, including but not limited to acquisition costs, non-cash pension income, restructuring costs, unrealized gains or losses on derivatives, gains or losses on the sale of non-strategic assets, asset impairments and write-downs and equity method profit not distributed in cash. EBITDA and Adjusted EBITDA are not presentations made in accordance with IFRS, are not measures of financial condition, liquidity or profitability and should not be considered as an alternative to profit from operations for the period determined in accordance with IFRS or operating cash flows determined in accordance with IFRS. The determination of Adjusted EBITDA contains a number of estimates and assumptions that may prove to be incorrect and differ materially from actual results. Refer to “Part II - Other Information — Item 1A. Risk Factors” included elsewhere in this quarterly report and "Part I — Item 3. Key Information — Risk Factors" of our Annual Report. Additionally, RGHL Group EBITDA and RGHL Group Adjusted EBITDA are not intended to be measures of free cash flow for management's discretionary use, as they do not take into account certain items such as interest and principal payments on our indebtedness, working capital needs, tax payments, and capital expenditures. We believe that the inclusion of EBITDA and Adjusted EBITDA in this quarterly report is appropriate to provide additional information to investors about our operating performance and to provide a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies. We believe that issuers of high yield debt securities present EBITDA and Adjusted EBITDA because investors, analysts and rating agencies consider these measures useful. Because not all companies calculate EBITDA and Adjusted EBITDA identically, this presentation of EBITDA and Adjusted EBITDA may not be comparable to the similarly titled measures of other companies.

As more fully described under “Overview — Recent Acquisitions and Integration,” we acquired Graham Packaging on September 8, 2011. The results of operations of Graham Packaging have been included in the RGHL Group's results of operations as a separate segment since the consummation of the Graham Packaging acquisition. For the six month period ended June 30, 2012, Graham Packaging's revenue, profit from operating activities, EBITDA and Adjusted EBITDA included in the RGHL Group results were $1,611 million, $21 million, $212 million and $257 million, respectively.

In addition, the operating results of Dopaco have been combined with the operating results of our Pactiv Foodservice segment since May 2, 2011, the date of the Dopaco acquisition. For the six month periods ended June 30, 2012 and June 30, 2011, Dopaco's revenue, included in the results of the Pactiv Foodservice segment, was $243 million and $83 million, respectively. For further details on the above acquisitions, refer to note 18 of the RGHL Group's interim unaudited condensed financial statements included elsewhere in this quarterly report.

Revenue. Revenue increased by $1,693 million, or 32%, to $6,903 million for the six month period ended June 30, 2012 compared to $5,210 million for the six month period ended June 30, 2011. The increase was largely attributable to incremental revenue generated from the operations of Graham Packaging and Dopaco. In addition, revenue increased at (a) Evergreen driven by sales in paper products, cartons and liquid packaging board, (b) Reynolds Consumer Products driven primarily by price increases and (c) Pactiv Foodservice driven by the impact of improved pricing primarily due to the pass-through of resin purchase price increases, partially offset by a decrease as a result of the sale of the laminating operations. Foreign exchange rates had an unfavorable impact of $73 million largely resulting from the strengthening of the dollar against the euro, Mexican peso and Brazilian real in the six month period ended June 30, 2012 compared to the six month period ended June 30, 2011.

Cost of Sales. Cost of sales increased by $1,348 million, or 32%, to $5,625 million for the six month period ended June 30, 2012 compared to $4,277 million for the six month period ended June 30, 2011. The increase was largely attributable to incremental cost of sales from the operations of Graham Packaging and Dopaco. The increases were offset by the sale of the laminating operations at Pactiv Foodservice, lower raw material costs across all segments except Pactiv Foodservice and benefits from actual synergies realized and improved operational performance. Foreign exchange rates had a favorable impact of $62 million largely resulting from the strengthening of the dollar against the euro, Mexican peso and Brazilian real in the six month period ended June 30, 2012 compared to the six month period ended June 30, 2011. Cost of sales as a percentage of revenue decreased across all segments.

Gross Profit. Gross profit increased by $345 million, or 37%, to $1,278 million for the six month period ended June 30, 2012 compared to $933 million for the six month period ended June 30, 2011. Gross profit margin increased to 19% for the six month period ended June 30, 2012 compared to 18% for the six month period ended June 30, 2011. Compared to the prior year period, gross profit margin increased across all segments. These increases were driven primarily by the changes in revenue and cost of sales as discussed above.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses increased by $160 million, or 35%, to $623 million for the six month period ended June 30, 2012 compared to $463 million for the six month period ended June 30, 2011. This increase in expenses was primarily attributable to the operations of Graham Packaging and Dopaco. However, selling, marketing and distribution expenses and general and administration expenses as a percentage of revenue remained relatively unchanged at 9% for the six month period ended June 30, 2012 compared to 9% for the six month period ended June 30, 2011. Selling, marketing and distribution expenses and general and administration expenses was also impacted by a $27 million adjustment at SIG and a $12 million reclassification from cost of sales at Closures, both during the six month period ended June 30, 2012.

Net Other. Net other expense was $32 million for the six month period ended June 30, 2012 compared to net other expense of $102 million for the six month period ended June 30, 2011. The change was primarily attributable to a $66 million gain on sale of the Louisville laminating operations in the Pactiv Foodservice segment and a $23 million decrease in business restructuring expenses in the current year period compared to the prior year period. These benefits were partially offset by an $11 million increase in asset impairment charges, as well as an increase of $10 million in costs due to fire damage at one of our facilities in March 2012. For additional information, refer to note 7 and note 8 of the RGHL Group's interim unaudited condensed financial statements included elsewhere in this quarterly report.

Net Financial Expenses. Net financial expenses increased by $129 million, or 24%, to $667 million for the six month period ended June 30, 2012 compared to $538 million for the six month period ended June 30, 2011. The increase was largely related to an increase in interest expense of $251 million due to increases of $3,237 million and $1,877 million in the principal amount of the RGHL Group's fixed and floating rate borrowings, respectively, as of June 30, 2012 compared to June 30, 2011, as well as an increase in foreign exchange loss of $202 million resulting from borrowings denominated in currencies other than the functional currency of the borrowers or issuers. These increases were partially offset by decreases of $79 million and $35 million in the amortization of debt issuance costs and original issue discounts, respectively, as a result of refinancing activity in 2011 and $25 million of debt commitment fees expensed during the six month period ended June 30, 2011, as well as a $194 million increase in unrealized gain from the net change in fair values of derivatives.

We are primarily exposed to foreign exchange risk that impacts the reported financial income or financial expenses of the RGHL Group as a result of the remeasurement at each reporting date of indebtedness that is denominated in currencies other than the functional currencies of the respective issuers or borrowers. As of June 30, 2012 and June 30, 2011, the RGHL Group had dollar-denominated external borrowings of $1,583 million owed by entities whose functional currency was the euro. As a result of the changes in the prevailing foreign exchange rates, the RGHL Group recognized a foreign exchange loss in connection with such borrowings during the six month period ended June 30, 2012 compared to a foreign exchange gain during the six month period ended June 30, 2011. For more information regarding the RGHL Group's financial expenses and borrowings, refer to notes 9 and 14, respectively, of the RGHL Group's interim unaudited condensed financial statements included elsewhere in this quarterly report. For more information regarding the sensitivity of the foreign exchange gains and losses on the borrowings, refer to “— Item 3. Quantitative and Qualitative Disclosure about Market Risk — Foreign Currency Exchange Rate Risk.”

Income Tax Expense. For the six month period ended June 30, 2012, we recognized income tax benefit of $40 million on a loss before income tax of $32 million compared to a benefit of $58 million on a loss before income tax of $162 million for the six month period ended June 30, 2011. The income tax benefit of $40 million was primarily due to the favorable resolution of Evergreen's 2009 tax year AFMC refund claim as described below, offset by non-deductible tax losses in non-U.S. jurisdictions and the impact of the annualized effective tax rate adjustment. The effective tax rate for the six month period ended June 30, 2012 was 125%. For a reconciliation of the effective tax rate, refer to note 10 of the RGHL Group's interim unaudited condensed financial statements included elsewhere in this quarterly report.

In May 2012, Evergreen submitted a refund claim to the IRS to exclude $235 million of AFMC from 2009 taxable income. The refund claim was submitted to the IRS in the course of Evergreen's 2009 federal tax examination. In the same month, Evergreen received a Notice of Proposed Adjustment from the IRS, allowing the refund claim in full. As a result, the RGHL Group recognized $96 million of tax benefit in the six month period ended June 30, 2012.

We also made an adjustment to correct for the overstatement of a deferred tax liability. The liability should have been offset against existing unrecognized deferred tax assets within the same jurisdiction from the date certain Luxembourg entities elected to file a consolidated return in the fourth quarter of 2010. The adjustment increased income tax benefit and net profit by $3 million for the six month period ended June 30, 2012. The adjustment had no impact on EBITDA and Adjusted EBITDA for the six month period ended June 30, 2012.

Depreciation and Amortization. Depreciation of property, plant and equipment and investment properties and amortization of intangible assets increased by $162 million, or 40%, to $568 million for the six month period ended June 30, 2012 compared to $406 million for the six month period ended June 30, 2011, primarily due to additional depreciation and amortization expense from the Graham Packaging acquisition and the Dopaco acquisition.

Profit from Operating Activities, EBITDA and Adjusted EBITDA. As a result of the above factors, profit from operating activities, EBITDA and Adjusted EBITDA for the six month period ended June 30, 2012 were $635 million, $1,203 million and $1,246 million, respectively, compared to $376 million, $782 million and $893 million, respectively, for the six month period ended June 30, 2011.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for the six month periods ended June 30, 2012 and June 30, 2011 for the RGHL Group is as follows:

	For the six month period ended June 30,
(In $ million)	2012	2011(1)(2)
Profit from operating activities	635	376
Depreciation and amortization	568	406
EBITDA(3)	1,203	782
Included in the RGHL Group EBITDA:
Asset impairment charges	17	6
Business acquisition and integration costs	30	35
Equity method profit not distributed in cash	(7)	(5)
Fixed asset write-down	10	—
Gain on sale of businesses	(66)	(5)
Impact of purchase price accounting on inventories and leases	—	5
Manufacturing plant fire	10	—
Non-cash inventory charge	9	3
Non-cash pension income	(25)	(27)
Operational process engineering-related consultancy costs	9	21
Restructuring costs	45	68
SEC registration costs	6	1
Unrealized loss on derivatives	8	9
VAT and customs duties on historical imports	(1)	—
Other	(2)	—
RGHL Group Adjusted EBITDA(3)	1,246	893
Segment detail of Adjusted EBITDA:
SIG	232	221
Evergreen	111	94
Closures	93	94
Reynolds Consumer Products	270	249
Pactiv Foodservice	313	250
Graham Packaging	257	—
Corporate/unallocated(4)	(30)	(15)
RGHL Group Adjusted EBITDA(3)	1,246	893

(1)
Represents the results of operations of SIG, Evergreen, Closures, Reynolds Consumer Products and Pactiv Foodservice for the six month period ended June 30, 2011 and the results of operations of Dopaco from May 2, 2011 to June 30, 2011. The results of Graham Packaging are not included as that business was acquired on September 8, 2011.

(2)
In accordance with IFRS 3 (revised) "Business Combinations," the information presented for the six month period ended June 30, 2011 has been revised to reflect the effect of the finalization of the purchase price accounting for the Pactiv acquisition. Refer to note 2.5 of the RGHL Group's interim unaudited condensed financial statements included elsewhere in this quarterly report.

(3)
RGHL Group EBITDA is defined as profit from operations for the period plus income tax expenses, net financial expenses, depreciation of property, plant and equipment and investment properties and amortization of intangible assets. RGHL Group Adjusted EBITDA, a measure used by our management to measure operating performance, is defined as RGHL Group EBITDA, adjusted to exclude certain items of a significant or unusual nature, including but not limited to acquisition costs, non-cash pension income, restructuring costs, unrealized gains or losses on derivatives, gains or losses on the sale of non-strategic assets, asset impairments and write-downs and equity method profit not distributed in cash. EBITDA and Adjusted EBITDA are not presentations made in accordance with IFRS, are not measures of financial condition, liquidity or profitability and should not be considered as an alternative to profit from operations for the period determined in accordance with IFRS or operating cash flows determined in accordance with IFRS. The determination of Adjusted EBITDA contains a number of estimates and assumptions that may prove to be incorrect and differ materially from actual results. Refer to “Part II - Other Information — Item 1A. Risk Factors” included elsewhere in this quarterly report and "Part I — Item 3. Key Information — Risk Factors" of our Annual Report. Additionally, RGHL Group EBITDA and RGHL Group Adjusted EBITDA are not intended to be measures of free cash flow for management's discretionary use, as they do not take into account certain items such as interest and principal payments on our indebtedness, working capital needs, tax payments, and capital expenditures. We believe that the inclusion of EBITDA and Adjusted EBITDA in this quarterly report is appropriate to provide additional information to investors about our operating performance and to provide a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies. We believe that issuers of high yield debt securities present EBITDA and Adjusted EBITDA because investors, analysts and rating agencies consider these measures useful. Because not all companies calculate EBITDA and Adjusted EBITDA identically, this presentation of EBITDA and Adjusted EBITDA may not be comparable to the similarly titled measures of other companies.

(4)
Corporate/unallocated includes holding companies and certain debt issuer companies which support the entire RGHL Group and which are not part of a specific segment. It also includes eliminations of transactions between segments.

SIG Segment

	For the six month period ended June 30,
(In $ million, except for %)	2012	% of segment revenue	2011	% of segment revenue	Change	% change
External revenue	987	100%	986	100%	1	—%
Inter-segment revenue	—	—%	—	—%	—	—%
Total segment revenue	987	100%	986	100%	1	—%
Cost of sales	(738)	(75)%	(776)	(79)%	38	(5)%
Gross profit	249	25%	210	21%	39	19%
Selling, marketing and distribution expenses/ General and administration expenses	(147)	(15)%	(130)	(13)%	(17)	13%
Net other income (expense)	(20)	(2)%	6	1%	(26)	NM
Profit from operating activities	93	9%	94	10%	(1)	(1)%
SIG segment EBITDA	204	21%	220	22%	(16)	(7)%
SIG segment Adjusted EBITDA	232	24%	221	22%	11	5%

Revenue. Revenue remained relatively unchanged at $987 million for the six month period ended June 30, 2012 compared to $986 million for the six month period ended June 30, 2011. As discussed in more detail below, the change in revenue was attributable to higher sales volume of $52 million largely from increased sales in South America, the Middle East and Asia. This increase was partially offset by an unfavorable foreign currency impact of $51 million largely due to the strengthening of the dollar against the euro.

Revenue in Europe decreased by $40 million, or 7%, to $513 million for the six month period ended June 30, 2012 compared to $553 million for the six month period ended June 30, 2011 driven by an unfavorable foreign currency impact of $40 million due to the strengthening of the dollar against the euro.

Revenue in the rest of the world increased by $41 million, or 9%, to $474 million for the six month period ended June 30, 2012 compared to $433 million for the six month period ended June 30, 2011. The increase was primarily related to higher volumes of $52 million due to very strong demand in the Middle East and South America, where we gained new customers, and strong growth in Asia and North America. Foreign currency impact was unfavorable by $11 million.

Cost of Sales. Cost of sales decreased by $38 million, or 5%, to $738 million for the six month period ended June 30, 2012 compared to $776 million for the six month period ended June 30, 2011. The net decrease in cost of sales included a $41 million favorable foreign currency impact, resulting from the strengthening of the dollar against the euro and lower costs of $19 million during the six month period ended June 30, 2012 as compared to the six month period ended June 30, 2011, due to better utilization of our plants and higher start-up costs of the new plant in Brazil during 2011. These decreases in cost of sales were offset by a $40 million increase related primarily to higher sales volume. Raw material costs were relatively unchanged compared to the prior year period. For the six month periods ended June 30, 2012 and June 30, 2011, raw material costs accounted for 69% and 66% of SIG's cost of sales, respectively. The net decrease in cost of sales also included a $21 million benefit arising from adjustments to correct for period costs inappropriately capitalized and for a misclassification of expenses between cost of sales and general and administration expenses. These adjustments resulted in a reduction of EBITDA of $10 million for the six month period ended June 30, 2012. There was no impact on Adjusted EBITDA for the six month period ended June 30, 2012.

Gross Profit. Gross profit increased by $39 million, or 19%, to $249 million for the six month period ended June 30, 2012 compared to $210 million for the six month period ended June 30, 2011 and gross profit margin increased to 25% (23% before the accounting adjustments described above) for the six month period ended June 30, 2012 compared to 21% for the six month period ended June 30, 2011. These increases were driven primarily by the changes in cost of sales as discussed above.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses increased by $17 million, or 13%, to $147 million for the six month period ended June 30, 2012 compared to $130 million for the six month period ended June 30, 2011. The increase was primarily due to the accounting adjustment explained above. This increase was offset by favorable foreign currency impact of $7 million from the strengthening of the dollar against the euro and lower amortization expense of $9 million due to fully amortized patents.

Net Other. Net other expense was $20 million for the six month period ended June 30, 2012 compared to net other income of $6 million for the six month period ended June 30, 2011. The change was primarily attributable to an increase of $18 million in business restructuring costs and a $6 million increase in net unrealized losses on open hedge positions. These increases were offset by a $4 million decrease in asset impairment charges that were recorded in the prior year period. These items have been included in the segment's Adjusted EBITDA calculation.

Profit from Operating Activities, EBITDA and Adjusted EBITDA. As a result of the above factors, profit from operating activities, EBITDA and Adjusted EBITDA for the six month period ended June 30, 2012 were $93 million, $204 million and $232 million, respectively, compared to $94 million, $220 million and $221 million, respectively, for the six month period ended June 30, 2011.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for the six month periods ended June 30, 2012 and June 30, 2011 for our SIG segment is as follows:

	For the six month period ended June 30,
(In $ million)	2012	2011
Profit from operating activities	93	94
Depreciation and amortization	111	126
EBITDA	204	220
Included in SIG segment EBITDA:
Asset impairment charges	—	4
Equity method profit not distributed in cash	(7)	(4)
Fixed asset write-down	10	—
Operational process engineering-related consultancy costs	1	—
Restructuring costs	19	1
Unrealized loss on derivatives	6	—
VAT and customs duties on historical imports	(1)	—
SIG segment Adjusted EBITDA	232	221

Evergreen Segment

	For the six month period ended June 30,
(In $ million, except for %)	2012	% of segment revenue	2011	% of segment revenue	Change	% change
External revenue	779	95%	763	98%	16	2%
Inter-segment revenue	39	5%	16	2%	23	144%
Total segment revenue	818	100%	779	100%	39	5%
Cost of sales	(705)	(86)%	(684)	(88)%	(21)	3%
Gross profit	113	14%	95	12%	18	19%
Selling, marketing and distribution expenses/ General and administration expenses	(45)	(6)%	(46)	(6)%	1	(2)%
Net other income	16	2%	17	2%	(1)	(6)%
Profit from operating activities	85	10%	66	8%	19	29%
Evergreen segment EBITDA	113	14%	96	12%	17	18%
Evergreen segment Adjusted EBITDA	111	14%	94	12%	17	18%

Revenue. Revenue increased by $39 million, or 5%, to $818 million for the six month period ended June 30, 2012 compared to $779 million for six month period ended June 30, 2011. This increase was attributable to a $30 million increase in sales of paper products, along with an increase of $5 million in sales of cartons and an increase of $4 million in sales of liquid packaging board. The increase in sales of paper products was comprised of an increase of $40 million due to higher volumes, primarily as a result of higher export and market demand for certain of our paper products, offset by a decrease of $10 million as pricing declined in the current period. The increase in sales of cartons was due to $12 million in price increases, partially offset by an impact of $7 million attributable to lower sales volumes. The increase in sales of liquid packaging board was primarily due to price increases, with overall volumes remaining relatively unchanged as compared to the prior year.

Cost of Sales. Cost of sales increased by $21 million, or 3%, to $705 million for the six month period ended June 30, 2012 compared to $684 million for the six month period ended June 30, 2011. This increase in cost of sales was due to a $50 million increase related primarily to higher sales volumes in paper products, partially offset by a $29 million decrease in raw materials and other input costs, primarily energy, fiber and resins, and maintenance costs, as well as favorable productivity experienced at our mills. Evergreen completed two planned mill outages during the six month period ended June 30, 2011, which led to higher maintenance costs during that period as compared to the six months ended June 30, 2012. For the six month periods ended June 30, 2012 and June 30, 2011, raw material costs accounted for 42% and 44% of Evergreen's cost of sales, respectively.

Gross Profit. Gross profit increased by $18 million, or 19%, to $113 million for the six month period ended June 30, 2012 compared to $95 million for the six month period ended June 30, 2011. Gross profit margin increased to 14% for the six month period ended June 30, 2012 compared to 12% for the six month period ended June 30, 2011. These increases were driven by the changes in revenue and cost of sales as discussed above.

Evergreen's gross profit is impacted by changes in the costs of raw materials, including fiber, resin, commodity chemicals, and energy, including fuel oil, electricity, natural gas and coal. Evergreen purchases most of its raw materials and other input costs on the spot market and generally cannot immediately pass through price increases or declines to certain of its customers because the contractual price adjustments do not occur simultaneously with market price fluctuations, but rather on a mutually agreed upon schedule. Due to the differences in timing between Evergreen's purchases of raw materials from its suppliers and sales to certain of its customers, there is often a lead-lag impact, with margins being negatively impacted in periods of rising raw material prices and positively impacted in periods of falling raw material prices.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses decreased by $1 million, or 2%, to $45 million for the six month period ended June 30, 2012 compared to $46 million for the six month period ended June 30, 2011.

Net Other. Net other income decreased by $1 million, or 6%, to $16 million for the six month period ended June 30, 2012 compared to net other income of $17 million for the six month period ended June 30, 2011. Net other income is primarily comprised of sales of by-products.

Profit from Operating Activities, EBITDA and Adjusted EBITDA. As a result of the above factors, profit from operating activities, EBITDA and Adjusted EBITDA for the six month period ended June 30, 2012 were $85 million, $113 million and $111 million, respectively, compared to $66 million, $96 million and $94 million, respectively, for the six month period ended June 30, 2011.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for the six month periods ended June 30, 2012 and June 30, 2011 for our Evergreen segment is as follows:

	For the six month period ended June 30,
(In $ million)	2012	2011
Profit from operating activities	85	66
Depreciation and amortization	28	30
EBITDA	113	96
Included in Evergreen segment EBITDA:
Equity method profit not distributed in cash	—	(1)
Unrealized gain on derivatives	(2)	(1)
Evergreen segment Adjusted EBITDA	111	94

Closures Segment

	For the six month period ended June 30,
(In $ million, except for %)	2012	% of segment revenue	2011	% of segment revenue	Change	% change
External revenue	637	99%	665	99%	(28)	(4)%
Inter-segment revenue	6	1%	6	1%	—	—%
Total segment revenue	643	100%	671	100%	(28)	(4)%
Cost of sales	(526)	(82)%	(569)	(85)%	43	(8)%
Gross profit	117	18%	102	15%	15	15%
Selling, marketing and distribution expenses/ General and administration expenses	(61)	(9)%	(48)	(7)%	(13)	27%
Net other income (expense)	(1)	—%	6	1%	(7)	NM
Profit from operating activities	55	9%	60	9%	(5)	(8)%
Closures segment EBITDA	91	14%	98	15%	(7)	(7)%
Closures segment Adjusted EBITDA	93	14%	94	14%	(1)	(1)%

Revenue. Revenue decreased by $28 million, or 4%, to $643 million for the six month period ended June 30, 2012 compared to $671 million for the six month period ended June 30, 2011. This was driven by an unfavorable foreign currency impact of $22 million, primarily due to the strengthening of the dollar against the euro, Mexican peso and Brazilian real. Revenue also decreased by $15 million due to changes in product mix and pricing related to the pass-through of resin price changes to customers. These decreases were partially offset by higher sales volumes of $10 million, primarily due to share growth.

Revenue from North America decreased by $14 million, or 5%, to $265 million for the six month period ended June 30, 2012 compared to $279 million for the six month period ended June 30, 2011. Revenue decreased by $12 million due to changes in product mix and reduced pricing related to the pass-through of resin price changes to customers. Revenue also decreased by $7 million due to the strengthening of the dollar against the Mexican peso. These decreases were partially offset by $5 million of higher sales volumes, primarily due to share growth.

Revenue from the rest of the world decreased by $14 million, or 4%, to $378 million for the six month period ended June 30, 2012 compared to $392 million for the six month period ended June 30, 2011. Unfavorable foreign currency impact decreased revenue by $15 million, primarily due to the strengthening of the dollar against the euro, Mexican peso and Brazilian real. In addition, revenue decreased by $3 million due to changes in pricing related to the pass-through of resin price changes to customers, as well as the unfavorable impact of changes in product mix partially attributable to the sale of one of Closures' European businesses in June 2011 which sold higher priced closures compared to the on-going European business. These decreases were partially offset by $4 million in higher sales volumes. During 2011, the Middle East experienced a decrease in sales due to the impact of the political turmoil in the region. With the relative stabilization of the political environment, sales volumes have increased in comparison to prior year. The Asia region experienced an increase in sales volumes as a result of share growth.

Cost of Sales. Cost of sales decreased by $43 million, or 8%, to $526 million for the six month period ended June 30, 2012 compared to $569 million for the six month period ended June 30, 2011.

Closures' cost of sales is impacted by changes in product mix and raw material costs. Changes in raw material costs, including resin, decreased cost of sales by $18 million for the six month period ended June 30, 2012 compared to the six month period ended June 30, 2011. For the six month periods ended June 30, 2012 and June 30, 2011, raw material costs accounted for 63% and 63% of Closures' cost of sales, respectively. In addition, cost of sales decreased by $21 million due to the strengthening of the dollar as noted above. Cost of sales also decreased by $12 million as a result of a reclassification of certain plant administration expenses from cost of sales to general and administration expenses in the six month period ended June 30, 2012. These decreases were partially offset by an increase of $5 million in cost of sales as a result of the higher sales volumes noted above, as well as an increase of $4 million in cost of sales due to increased manufacturing costs.

Gross Profit. Gross profit increased by $15 million, or 15%, to $117 million for the six month period ended June 30, 2012 compared to $102 million for the six month period ended June 30, 2011. Gross profit margin increased to 18% for the six month period ended June 30, 2012 compared to 15% for the six month period ended June 30, 2011. These increases were driven primarily by the changes in revenue and cost of sales as discussed above.

Closures' gross profit is also impacted by the pass-through of resin price increases to customers. Contractual price adjustments with customers do not occur simultaneously with actual resin purchase price fluctuations, but rather on a monthly, quarterly, semi-annual or other basis. Therefore, due to the difference in timing between Closures' purchase of resin from its suppliers and sales of closures to its customers, pricing related to the pass-through of resin price fluctuations to customers directly impacts gross profit.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses increased $13 million, or 27%, to $61 million for the six month period ended June 30, 2012 compared to $48 million for the six month period ended June 30, 2011. The impact of the reclassification of certain plant administration expenses from cost of sales to general and administration expenses in the six month period ended June 30, 2012, as discussed above, increased general and administration expenses by $12 million.

Net Other. Net other expense was $1 million for the six month period ended June 30, 2012 compared to net other income of $6 million for the six month period ended June 30, 2011. The change was primarily attributable to a gain of $5 million on the sale of one of Closures' European businesses in the six month period ended June 30, 2011, which has been included in the segment's Adjusted EBITDA calculation.

Profit from Operating Activities, EBITDA and Adjusted EBITDA. As a result of the above factors, profit from operating activities, EBITDA and Adjusted EBITDA for the six month period ended June 30, 2012 were $55 million, $91 million and $93 million, respectively, compared to $60 million, $98 million and $94 million, respectively, for the six month period ended June 30, 2011.
EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for the six month periods ended June 30, 2012 and June 30, 2011 for our Closures segment is as follows:

	For the six month period ended June 30,
(In $ million)	2012	2011
Profit from operating activities	55	60
Depreciation and amortization	36	38
EBITDA	91	98
Included in Closures segment EBITDA:
Business interruption costs	—	1
Gain on sale of business	—	(5)
Restructuring costs	1	1
Unrealized (gain) loss on derivatives	1	(1)
Closures segment Adjusted EBITDA	93	94

Reynolds Consumer Products Segment

	For the six month period ended June 30,
(In $ million, except for %)	2012	% of segment revenue	2011	% of segment revenue	Change	% change
External revenue	1,201	97%	1,195	98%	6	1%
Inter-segment revenue	41	3%	30	2%	11	37%
Total segment revenue	1,242	100%	1,225	100%	17	1%
Cost of sales	(915)	(74)%	(942)	(77)%	27	(3)%
Gross profit	327	26%	283	23%	44	16%
Selling, marketing and distribution expenses/ General and administration expenses	(126)	(10)%	(110)	(9)%	(16)	15%
Net other expense	(4)	—%	(26)	(2)%	22	(85)%
Profit from operating activities	197	16%	147	12%	50	34%
Reynolds Consumer Products segment EBITDA	261	21%	220	18%	41	19%
Reynolds Consumer Products segment Adjusted EBITDA	270	22%	249	20%	21	8%

The discussions below include references to actual synergies that have been achieved during the six month period ended June 30, 2012 as a result of integrating the Hefty consumer products business into the Reynolds Consumer Products segment. These actual benefits realized resulted from a combination of cost savings, including procurement, distribution efficiencies and integration of the sales-force and various administration functions across the combined segment. The benefits are measured based on clear and quantifiable measures, such as observable reductions in fixed overhead costs, the elimination of distribution costs and the elimination of salaries and benefits related to headcount reductions.

Revenue. Revenue increased by $17 million, or 1%, to $1,242 million for the six month period ended June 30, 2012 compared to $1,225 million for the six month period ended June 30, 2011. The increase was driven by benefit of $50 million from product and price mix largely driven by price increases implemented during 2011 as well as lower trade and promotional spending of $8 million, partially offset by lower volumes of $41 million across all product groups.

Cost of Sales. Cost of sales decreased by $27 million, or 3%, to $915 million for the six month period ended June 30, 2012 compared to $942 million for the six month period ended June 30, 2011. The decrease was due to lower volume as well as lower aluminum and resin costs during the the six month period ended June 30, 2012 compared to the six month period ended June 30, 2011, and benefits from actual synergies realized. For the six month periods ended June 30, 2012 and June 30, 2011, raw material costs accounted for 67% and 66% of Reynolds Consumer Products' cost of sales, respectively.

Gross Profit. Gross profit increased by $44 million, or 16%, to $327 million for the six month period ended June 30, 2012 compared to $283 million for the six month period ended June 30, 2011, and gross profit margin increased to 26% compared to 23%. These increases were primarily driven by the changes in revenue and cost of sales as discussed above.

Reynolds Consumer Products generally cannot immediately pass through price increases or declines to its customers because the contractual price adjustments do not occur simultaneously with market price fluctuations, but rather on a mutually agreed upon schedule. For most resin based products, there is a lag time between the purchase of raw materials by Reynolds Consumer Products and the pass-through of raw material price fluctuations to customers. For branded products, contracts with customers do not contain contractual price protection for raw material cost fluctuations. Due to the differences in timing between Reynolds Consumer Products' purchases of resin from its suppliers and sales to its customers, there is often a lead-lag impact, during which margins are negatively impacted in periods of rising resin prices and positively impacted in periods of falling resin prices.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses increased by $16 million, or 15%, to $126 million for the six month period ended June 30, 2012 compared to $110 million for the six month period ended June 30, 2011. The increase was due to higher advertising costs mostly related to a new product launch as well as higher depreciation and amortization expenses during the six month period ended June 30, 2012 compared to the six month period ended June 30, 2011.

Net Other. Net other expense was $4 million for the six month period ended June 30, 2012 compared to net other expense of $26 million for the six month period ended June 30, 2011. The change was mainly attributable to a decrease of $9 million in restructuring costs, a decrease of $9 million in operational process engineering-related consultancy costs and a decrease of $6 million in unrealized loss on derivatives. These items have been included in the segment's Adjusted EBITDA calculation.

Profit from Operating Activities, EBITDA and Adjusted EBITDA. As a result of the above factors, profit from operating activities, EBITDA and Adjusted EBITDA for the six month period ended June 30, 2012 were $197 million, $261 million and $270 million, respectively, compared to $147 million, $220 million and $249 million, respectively, for the six month period ended June 30, 2011.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for the six month periods ended June 30, 2012 and June 30, 2011 for our Reynolds Consumer Products segment is as follows:

	For the six month period ended June 30,
(In $ million)	2012	2011
Profit from operating activities	197	147
Depreciation and amortization	64	73
EBITDA	261	220
Included in Reynolds Consumer Products segment EBITDA:
Business acquisition and integration costs	2	—
Business interruption recoveries	—	(1)
Non-cash inventory charge	3	1
Non-cash pension expense	—	1
Operational process engineering-related consultancy costs	—	9
Restructuring costs	—	9
Unrealized loss on derivatives	4	10
Reynolds Consumer Products segment Adjusted EBITDA	270	249

Pactiv Foodservice Segment

	For the six month period ended June 30,
(In $ million, except for %)	2012	% of segment revenue	2011(1)	% of segment revenue	Change	% change
External revenue	1,688	87%	1,601	85%	87	5%
Inter-segment revenue	246	13%	277	15%	(31)	(11)%
Total segment revenue	1,934	100%	1,878	100%	56	3%
Cost of sales	(1,621)	(84)%	(1,635)	(87)%	14	(1)%
Gross profit	313	16%	243	13%	70	29%
Selling, marketing and distribution expenses/ General and administration expenses	(147)	(8)%	(143)	(8)%	(4)	3%
Net other income (expense)	32	2%	(61)	(3)%	93	NM
Profit from operating activities	198	10%	39	2%	159	408%
Pactiv Foodservice segment EBITDA	336	17%	178	9%	158	89%
Pactiv Foodservice segment Adjusted EBITDA	313	16%	250	13%	63	25%

(1)
Inter-segment revenue for the six month period ended June 30, 2011 has been revised to conform to the presentation of the six month period ended June 30, 2012. Refer to note 2 of the RGHL Group's interim unaudited condensed financial statements included elsewhere in this quarterly report for additional information.

We acquired Dopaco on May 2, 2011. The operating results of Dopaco have been included in the Pactiv Foodservice segment since the date of the Dopaco acquisition. Accordingly, approximately two months of Dopaco operations were included in the six month period ended June 30, 2011. For the six month periods ended June 30, 2012 and June 30, 2011, Dopaco's revenue was $243 million and $83 million, respectively.

On January 27, 2012, we sold the Pactiv Foodservice laminating operations in Louisville, Kentucky for cash proceeds of $80 million (subject to customary post-closing working capital adjustments), resulting in a gain on sale of $66 million.

The discussions below include references to actual synergies that have been achieved during the six month period ended June 30, 2012 as a result of integrating the Pactiv foodservice packaging business and Dopaco into the Pactiv Foodservice segment (formerly the Reynolds foodservice packaging business prior to the Pactiv acquisition). These actual benefits realized resulted from a combination of cost savings, including procurement, distribution efficiencies, plant rationalization and integration of the sales force and various administration functions across the combined segment. The benefits are measured based on clear and quantifiable measures, such as observable reductions in fixed overhead costs, the elimination of costs specific to production facilities that have been closed and the elimination of salaries and benefits related to headcount reductions.

Revenue. Revenue increased by $56 million, or 3%, to $1,934 million for the six month period ended June 30, 2012 compared to $1,878 million for the six month period ended June 30, 2011. This increase was primarily attributable to incremental revenue of $160 million generated from the operations acquired in the Dopaco acquisition and a $69 million impact from pricing strategies to recover higher resin costs. This was partially offset by a volume decrease of $108 million driven by the sale of our laminating operations and exiting certain low margin non-strategic product offerings, as well as lower volume of $62 million principally driven by lower sales in mature, declining and non-strategic categories.

Cost of Sales. Cost of sales decreased by $14 million, or 1%, to $1,621 million for the six month period ended June 30, 2012 compared to $1,635 million for the six month period ended June 30, 2011. This was primarily attributable to a decrease of $54 million due to the sale of the laminating operations, lower volume primarily due to exiting certain low margin non-strategic product offerings, lower volume in on-going product offering categories and a $10 million reduction in depreciation and amortization expense resulting from the closures of certain facilities. The remaining decrease was due to improved operational performance driven by benefits from actual synergies realized from the Pactiv acquisition and the Dopaco acquisition, partially offset by an increase in cost of sales due to higher paper cup and carton sales.

Raw material costs accounted for 55% and 54% of Pactiv Foodservice's cost of sales for the six month periods ended June 30, 2012 and June 30, 2011, respectively. Raw material costs for the six month period ended June 30, 2012 increased by $17 million compared to the six month period ended June 30, 2011. This increase was primarily due to the incremental volume attributable to paper cup and carton sales, partially offset by a decrease of $45 million due to the sale of the laminating operations as well as from lower volume primarily due to exiting certain low margin non-strategic product offerings.

Gross Profit. Gross profit increased by $70 million, or 29%, to $313 million for the six month period ended June 30, 2012 compared to $243 million for the six month period ended June 30, 2011, and gross profit margin increased to 16% (19% as a percentage of external revenue) in the current period compared to 13% (15% as a percentage of external revenue) for the prior year period. These increases were primarily driven by the changes in revenue and cost of sales as discussed above.

Pactiv Foodservice's gross profit is impacted by changes in the costs of raw materials, including resin and aluminum. Pactiv Foodservice generally cannot immediately pass through price increases or declines to its customers because the price adjustments do not occur simultaneously with market price fluctuations, but rather on a mutually agreed upon schedule. Due to the differences in timing between Pactiv Foodservice's purchases of raw materials from its suppliers and sales to its customers, there is often a lead-lag impact, with margins being negatively impacted in periods of rising raw material prices and positively impacted in periods of falling raw material prices.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses increased by $4 million, or 3%, to $147 million for the six month period ended June 30, 2012 compared to $143 million for the six month period ended June 30, 2011, primarily due to increased expenses related to higher paper cup and carton sales, partially offset by benefits from actual synergies realized from the Pactiv acquisition.

Net Other. Net other income was $32 million for the six month period ended June 30, 2012 compared to net other expense of $61 million for the six month period ended June 30, 2011. The change was primarily attributable to a $66 million gain on sale of the Louisville laminating business discussed above and a decrease of $38 million in business restructuring expenses in the current period compared to the prior year period. These benefits were partially offset by an increase of $10 million due to fire damage at one of our facilities in March 2012. These items have been included in the segment's Adjusted EBITDA calculation.

Profit from Operating Activities, EBITDA and Adjusted EBITDA. As a result of the above factors, profit from operating activities, EBITDA and Adjusted EBITDA for the six month period ended June 30, 2012 were $198 million, $336 million and $313 million, respectively, compared to $39 million, $178 million and $250 million, respectively, for the six month period ended June 30, 2011.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for the six month periods ended June 30, 2012 and June 30, 2011 for our Pactiv Foodservice segment is as follows:

	For the six month period ended June 30,
(In $ million)	2012	2011
Profit from operating activities	198	39
Depreciation and amortization	138	139
EBITDA	336	178
Included in Pactiv Foodservice segment EBITDA:
Asset impairment charges	5	2
Business acquisition and integration costs	16	12
Gain on sale of business	(66)	—
Impact of purchase price accounting on inventories and leases	—	5
Manufacturing plant fire	10	—
Non-cash inventory charge	6	2
Non-cash pension expense	—	2
Operational process engineering-related consultancy costs	8	9
Restructuring costs	1	39
Unrealized (gain) loss on derivatives	(1)	1
Other	(2)	—
Pactiv Foodservice segment Adjusted EBITDA	313	250

Graham Packaging Segment

(In $ million, except for %)	For the six month period ended June 30, 2012	% of segment revenue
External revenue	1,611	100%
Inter-segment revenue	—	—%
Total segment revenue	1,611	100%
Cost of sales	(1,450)	(90)%
Gross profit	161	10%
Selling, marketing and distribution expenses/General and administration expenses	(93)	(6)%
Net other expense	(47)	(3)%
Profit from operating activities	21	1%
Graham Packaging segment EBITDA	212	13%
Graham Packaging segment Adjusted EBITDA	257	16%

We acquired Graham Packaging on September 8, 2011. The operating results of Graham Packaging have been included in the RGHL Group's operating results as a separate reporting segment since the date of the acquisition. For the six months ended June 30, 2011, revenue, cost of sales, selling, marketing and distribution expenses/general and administration expenses, profit from operating activities, EBITDA and Adjusted EBITDA for Graham Packaging were $1,578 million, $1,339 million, $113 million, $111 million, $215 million and $290 million, respectively. These amounts include IFRS adjustments to Graham Packaging's historical results that were previously reported under U.S. GAAP.

The following discussion of our Graham Packaging operating results provides comparisons on a supplemental pro forma basis as if the operating results of the Graham Packaging business had been included in our operating results for the six month period ended June 30, 2011. Given the relative size and timing of this acquisition, we believe a discussion of the operating results on a supplemental pro forma basis provides a reasonable comparison of the operating results for the periods presented. The comparison assists in understanding the current period segment results including the underlying factors affecting the results of operations, the changes in these factors that occurred in the six month period ended June 30, 2012 compared to the six month period ended June 30, 2011 and the impact of our integration activities. The supplemental pro forma amounts were derived from Graham Packaging's historical operating results that were previously reported under U.S. GAAP as adjusted for IFRS. The Graham Packaging pre-acquisition historical operating results have not been adjusted for the pro forma purchase accounting effects of our acquisition of Graham Packaging.

The supplemental pro forma information is for informational purposes only and is not intended to represent, or to be indicative of, the results of operations that we would have reported had the Graham Packaging acquisition been completed on January 1, 2011 and should not be taken as being indicative of our future results of operations.

Revenue. Revenue was $1,611 million for the six month period ended June 30, 2012.

On a pro forma basis, revenue would have increased by $33 million, or 2%, to $1,611 million for the six month period ended June 30, 2012 compared to an estimated $1,578 million for the six month period ended June 30, 2011. The estimated increase in revenue would have been primarily attributable to price increases related to the pass-through of higher resin costs to customers, partially offset by unfavorable foreign currency impact and unit volume declines.

Cost of Sales. Cost of sales was $1,450 million for the six month period ended June 30, 2012. For the six month period ended June 30, 2012, raw material costs accounted for 59% of Graham Packaging's cost of sales.

On a pro forma basis, cost of sales would have increased by $111 million, or 8%, to $1,450 million for the six month period ended June 30, 2012 compared to an estimated $1,339 million for the six month period ended June 30, 2011. The estimated increase in cost of sales would have been primarily attributable to an overall increase in raw material costs, primarily resin, and incremental depreciation as a result of the revaluation of fixed assets in conjunction with the Graham Packaging acquisition. For the six month period ended June 30, 2011, raw material costs would have accounted for 60% of Graham Packaging's cost of sales.

Gross Profit. Gross profit was $161 million for the six month period ended June 30, 2012 and gross profit margin was 10%.

On a pro forma basis, gross profit would have decreased by $78 million, or 33%, to $161 million for the six month period ended June 30, 2012 compared to an estimated $239 million for the six month period ended June 30, 2011. Gross profit margin was 10% for the six month period ended June 30, 2012 compared to an estimated 15% for the six month period ended June 30, 2011. The estimated decrease in gross profit would have been attributable to all of the factors discussed above. Of the estimated 5% decrease in gross profit margin, approximately 3% would have been attributable to the incremental depreciation as a result of the revaluation of fixed assets in conjunction with the Graham Packaging acquisition. Also contributing to the estimated decline would have been the pass-through of resin price increases to customers; while the pass-through would have a positive impact on revenue, the pass-through was at cost, resulting in a negative impact on gross profit margin.

Graham Packaging's gross profit is impacted by changes in the costs of raw materials, including resin, and energy-related costs. Graham Packaging purchases most of its raw materials and other input costs on the spot market and generally cannot immediately pass through price increases or declines to certain of its customers because the contractual price adjustments do not occur simultaneously with market price fluctuations, but rather on a mutually agreed upon schedule. Due to the differences in timing between Graham Packaging's purchases of raw materials from its suppliers and sales to certain of its customers, there is often a lead-lag impact, with margins being negatively impacted in periods of rising raw material prices and positively impacted in periods of falling raw material prices.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses were $93 million for the six month period ended June 30, 2012.

On a pro forma basis, selling, marketing and distribution expenses and general and administration expenses would have decreased by $20 million, or 18%, to $93 million for the six month period ended June 30, 2012 compared to an estimated $113 million for the six month period ended June 30, 2011. The estimated decrease in selling, marketing and distribution expenses and general and administration expenses would have been primarily attributable to higher costs in the six month period ended June 30, 2011 due to $48 million of costs incurred associated with a potential sale of Graham Packaging prior to the acquisition by RGHL. This was partially offset by incremental amortization expense of $32 million related to the fair value of identifiable intangible assets recorded as part of the Graham Packaging acquisition.

Net Other. Net other expense was $47 million for the six month period ended June 30, 2012. Included in other expenses are restructuring costs of $24 million, asset impairment charges of $12 million and business acquisition and integration costs of $9 million. These items have been included in the segment's Adjusted EBITDA calculation.

Profit from Operating Activities, EBITDA and Adjusted EBITDA. As a result of the above factors, profit from operating activities, EBITDA and Adjusted EBITDA were $21 million, $212 million and $257 million, respectively, for the six month period ended June 30, 2012.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for the six month period ended June 30, 2012 for our Graham Packaging segment is as follows:

(In $ million)	For the six month period ended June 30, 2012
Profit from operating activities	21
Depreciation and amortization	191
EBITDA	212
Included in Graham Packaging segment EBITDA:
Asset impairment charges	12
Business acquisition and integration costs	9
Restructuring costs	24
Graham Packaging segment Adjusted EBITDA	257

Differences Between the RGHL Group and Beverage Packaging Holdings Group Results of Operations

There are certain differences between the RGHL Group interim unaudited condensed financial statements and the Bev Pack Group interim unaudited condensed financial statements, each included elsewhere in this quarterly report.

RGHL is a non-operating holding company. Consequently, there are no differences between the revenue and gross profit amounts presented in the RGHL Group interim unaudited condensed financial statements and the Bev Pack Group interim unaudited condensed financial statements. The differences in the reported profit (loss) before income tax between the RGHL Group interim unaudited condensed financial statements and the Bev Pack Group interim unaudited condensed financial statements are predominantly due to related party interest income and expenses that are recognized by RGHL, intercompany amounts between RGHL and the members of the Bev Pack Group that eliminate on consolidation of the RGHL Group, foreign exchange movements on the related party balances of RGHL and incidental RGHL corporate expenses.

Differences between the RGHL Group statement of financial position and the Bev Pack Group statement of financial position are predominantly attributable to the related party receivables and borrowings of RGHL.

Liquidity and Capital Resources
Historical Cash Flows
The following table discloses our cash flows for the periods presented:

	For the six month period ended June 30,
(In $ million)	2012	2011
Net cash flows from operating activities	274	60
Net cash used in investing activities	(160)	(593)
Net cash flows from financing activities	524	447

Cash Flow from Operating Activities

Cash flows from operating activities for the six month period ended June 30, 2012 generated a net cash inflow of $274 million compared to a net cash inflow of $60 million for the six month period ended June 30, 2011. The increase of $214 million in cash flow from operating activities was largely driven by an increase of $578 million in cash received from customers less cash paid to suppliers and employees due to additional cash inflow from the Graham Packaging and Dopaco acquisitions, improved working capital management and higher EBITDA contribution. These increases were partially offset by an increase of $277 million in interest payments due to an overall increase in our borrowings to fund the Graham Packaging acquisition combined with the premiums paid to redeem external borrowings, as well as a tax refund of $50 million received in 2011.

Cash Flow used in Investing Activities

Cash flows used in investing activities for the six month period ended June 30, 2012 resulted in a net cash outflow of $160 million compared to a net cash outflow of $593 million for the six month period ended June 30, 2011. The change of $433 million in net cash outflows from investing activities was principally due to the Dopaco acquisition during 2011 for total consideration of $395 million, while 2012 includes proceeds of $80 million related to the sale of the Pactiv Foodservice laminating operations in Louisville, Kentucky.

Capital expenditures increased by $61 million to $282 million for the six month period ended June 30, 2012 compared to $221 million in the six month period ended June 30, 2011. Refer to “— Capital Expenditures” for additional information regarding expenditures on property, plant and equipment and intangible assets.

Cash Flow from Financing Activities

Cash flows from financing activities for the six month period ended June 30, 2012 resulted in a net cash inflow of $524 million compared to a net cash inflow of $447 million for the six month period ended June 30, 2011. The increase of $77 million in cash inflow was primarily driven by the issuance of the February 2012 Senior Notes, offset by repayments of our external borrowings and related transaction costs. Refer to note 14 of the RGHL Group's interim unaudited condensed financial statements included elsewhere in this quarterly report for additional information related to each of our borrowings.

Capital Expenditures

	For the six month period ended June 30,
(In $ million)	2012	2011
Property, plant and equipment	278	213
Intangibles	4	8
Total capital expenditures	282	221

Capital expenditures increased by $61 million, or 28%, to $282 million for the six month period ended June 30, 2012 compared to $221 million for the six month period ended June 30, 2011. The increase was primarily related to additional capital expenditures due to the acquisition of Graham Packaging. This increase was partially offset by lower spending at SIG primarily due to China and Brazil expansion in the prior year period and lower spending at Evergreen due to timing of expenditures and planned mill outages in the prior year period.

Capital Resources

We have substantial debt and debt service obligations. As of June 30, 2012, our total indebtedness of $17,957 million was comprised of outstanding principal borrowings and overdrafts.

We have pledged assets that secure the senior secured notes and the Senior Secured Credit Facilities. The collateral consists of substantially all the assets of the issuers and the guarantors, including the capital stock of their subsidiaries, real property, bank accounts, investments, receivables, equipment and inventory, intellectual property and insurance policies, but excluding, among others (i) real property with a value equal to or less than €5 million or in which such entity has only a leasehold interest, (ii) a number of Pactiv's real properties, which are estimated to have a book value as of June 30, 2012 of approximately $65 million, (iii) intellectual property with a value of less than €1 million (unless subject to all-asset security documents), (iv) insurance policies that are not material to the RGHL Group as a whole, (v) equity of inactive subsidiaries with a book value of less than $100,000 and (vi) equity of subsidiaries that are not guarantors, are organized in jurisdictions in which no guarantor is organized and have: (x) gross assets below 1% of the consolidated total assets of the RGHL Group and (y) EBITDA below 1% of the consolidated EBITDA of the RGHL Group.

As of June 30, 2012, the Senior Secured Credit Facilities included revolving facilities of $120 million and €80 million ($101 million). As of June 30, 2012, these revolving tranches were utilized in the amounts of $71 million and €17 million ($21 million), respectively, in the form of bank guarantees and letters of credit.

On February 15, 2012, certain members of the RGHL Group issued $1,250 million aggregate principal amount of the February 2012 Senior Notes. The February 2012 Senior Notes will mature on August 15, 2019. The net proceeds from the offering of the February 2012 Senior Notes were used to redeem and discharge the $388 million outstanding aggregate principal amount of notes issued by Graham Packaging and $249 million outstanding aggregate principal amount of notes issued by Pactiv. The redemption of these notes occurred on March 16, 2012. RGHL intends to use the remaining net proceeds from the offering of the February 2012 Senior Notes for general corporate purposes.

On March 20, 2012, Graham Packaging Holdings Company and certain of its subsidiaries organized in the U.S. guaranteed the February 2012 Senior Notes, the notes, the 2007 Notes and the Senior Secured Credit Facilities and provided collateral security for the secured notes and the Senior Secured Credit Facilities. This change to the guarantee structure is reflected in the condensed consolidating guarantor financial information as presented in note 20 of the RGHL Group's interim unaudited condensed financial statements included elsewhere in this quarterly report. Following the guarantee of the Senior Secured Credit Facilities by Graham Packaging Holdings Company and certain of its subsidiaries as described above, the requirement under the credit agreement governing our Senior Secured Credit Facilities to make additional principal amortization payments of $50 million per quarter terminated.

We may from time to time seek to issue additional indebtedness depending on market conditions, our cash position requirements and other considerations.

In addition, we may from time to time take steps to reduce our indebtedness, which may include open market repurchases and retirement of currently outstanding indebtedness. The total amount of indebtedness that will be repurchased or retired will depend on market conditions, our cash position requirements and other considerations.

Sources of Liquidity

Our sources of liquidity for the future are expected to be our existing cash resources, cash flows from operations, drawings under the revolving credit facilities of our Senior Secured Credit Facilities and local working capital facilities. In addition to our cash and cash equivalents, as of June 30, 2012, we had $49 million and €63 million ($79 million) available for drawing under our revolving credit facilities.

Our ability to borrow under our revolving credit facilities or our other local working capital facilities may be limited by the terms of such indebtedness or other indebtedness (including the notes and the 2007 Notes), including financial covenants.

As of June 30, 2012, our total indebtedness of $17,957 million was comprised of outstanding principal borrowings and overdrafts. Our 2012 annual cash interest obligations on our Senior Secured Credit Facilities, the notes and our other indebtedness are expected to be $1,450 million, assuming interest on our floating rate debt continues to accrue at the current interest rate. We expect to meet our debt service obligations with our existing cash resources and cash flows from operations, which we believe will be adequate to meet our obligations for the next year.

Under the indentures governing the notes and the 2007 Notes, we may incur additional indebtedness either by satisfying certain incurrence tests or by incurring such additional indebtedness under certain specific categories of permitted debt. Indebtedness may be incurred under the incurrence tests if the fixed charge coverage ratio is at least 2.00 to 1.00 on a pro forma basis and (i) under the indentures that govern our senior secured notes, the liens securing first lien secured indebtedness do not exceed a 3.50 to 1.00 senior secured leverage ratio and (ii) under the indentures that govern our senior notes and the 2007 Notes, the liens securing any secured indebtedness do not exceed a 4.50 to 1.00 secured leverage ratio.

Under the credit agreement governing the Senior Secured Credit Facilities, we may incur additional indebtedness either by satisfying certain incurrence tests or by incurring such additional indebtedness under certain specific categories of permitted debt. Incremental senior secured indebtedness under the Senior Secured Credit Facilities and senior secured notes in lieu thereof are permitted to be incurred up to an aggregate principal amount of $750 million subject to pro forma compliance with the Senior Secured Credit Facilities' financial covenants. In addition, we may incur incremental senior secured indebtedness under the credit agreement governing our Senior Secured Credit Facilities and senior secured notes in an unlimited amount so long as our senior secured leverage ratio does not exceed 3.50 to 1.00 on a pro forma basis and (in the case of incremental senior secured indebtedness under the Senior Secured Credit Facilities only) we are in pro forma compliance with the financial covenants included in the credit agreement governing our Senior Secured Credit Facilities. The incurrence of unsecured indebtedness, including the issuance of senior notes, and unsecured subordinated indebtedness is also permitted subject to pro forma compliance with the Senior Secured Credit Facilities' financial covenants.

Under the credit agreement governing the Senior Secured Credit Facilities, we are subject to maintenance covenants, including a maximum net senior secured leverage ratio and a minimum interest coverage ratio for specified periods. As of the last day of each fiscal quarter, our net senior secured leverage ratio must be less than or equal to 4.00 to 1.00. As of the last day of each fiscal quarter, our interest coverage ratio, calculated based on the trailing four consecutive fiscal quarters, must be greater than or equal to the ratio set forth opposite the period during which such fiscal quarter ends below:

Period	Ratio
Through December 31, 2012	1.65 to 1.00
January 1, 2013 through December 31, 2013	1.70 to 1.00
January 1, 2014 through December 31, 2014	1.75 to 1.00
January 1, 2015 through December 31, 2015	1.80 to 1.00
January 1, 2016 through December 31, 2016	1.85 to 1.00
January 1, 2017 through December 31, 2017	1.90 to 1.00
Thereafter	1.95 to 1.00

As of June 30, 2012, our net senior secured leverage ratio was 3.36x and our interest coverage ratio was 1.86x as calculated for purposes of the maintenance covenants under the credit agreement governing the Senior Secured Credit Facilities.

The indentures governing the notes and the 2007 Notes and the credit agreement governing the Senior Secured Credit Facilities also contain negative covenants. The negative covenants include limitations, subject to agreed exceptions, on the ability of RGHL and its material subsidiaries to: incur additional indebtedness (including guarantees); incur liens; enter into sale and lease-back transactions; make investments, loans and advances; implement mergers, consolidations and sales of assets; make restricted payments or enter into restrictive agreements; enter into transactions with affiliates on non-arm's length terms; change the business conducted by RGHL and its subsidiaries; prepay, or make redemptions and repurchases of specified indebtedness; amend certain material agreements governing specified indebtedness; make certain amendments to the organizational documents of RGHL and its material subsidiaries; change RGHL's fiscal year; and conduct an active business in the case of RGHL and BP II.

The indentures governing the notes and the 2007 Notes and our Senior Secured Credit Facilities generally allow subsidiaries of RGHL to transfer funds in the form of cash dividends, loans or advances within the RGHL Group.

We believe that our cash flows from operations and our existing available cash, together with our other available external financing sources, will be adequate to meet our future liquidity needs for the next year. We are currently in compliance with the covenants under the credit agreement governing our Senior Secured Credit Facilities and our other outstanding indebtedness (including the notes and the 2007 Notes). We expect to incur approximately $650 million in capital expenditures by the end of 2012 (excluding acquisitions) largely to support plant expansions in Brazil, China and Indonesia. This expected spending includes committed obligations of $160 million. We expect to fund these expenditures with cash flows from operations. Actual capital expenditures may differ. We expect to remain in compliance with our covenants.

We also expect to incur further cash outlays of approximately $20 million by the end of 2012 to integrate Dopaco into the Pactiv Foodservice segment and $55 million by the end of 2013 to integrate Graham Packaging into the RGHL Group.

Our future operating performance and our ability to service or refinance the Senior Secured Credit Facilities, the notes and the 2007 Notes and other indebtedness are subject to economic conditions and financial, business and other factors, many of which are beyond our control.

Contractual Obligations

The following table summarizes our material obligations as of June 30, 2012:

	Payments, due by period, as of June 30, 2012
(In $ million)	Total	Less than one year	One to three years	Three to five years	Greater than five years
Trade and other payables	1,875	1,875	—	—	—
Debt and interest(1)	27,459	1,497	2,897	5,901	17,164
Operating leases	370	98	138	76	58
Unconditional capital expenditure obligations(2)	160	155	5	—	—
Total contractual obligations	29,864	3,625	3,040	5,977	17,222

(1)
Total repayments of financial liabilities consist of the principal amounts, fixed and floating rate interest obligations and the cash flows associated with commodity and other derivative instruments. The interest rate on the floating rate debt balances has been assumed to be the same as the rate during the month of June 2012. Both the one month LIBOR and EURIBOR rates during the month of June 2012 were below the floor rates established in accordance with the respective agreements.

(2)
Unconditional capital expenditure obligations primarily relate to (1) the integration of Graham Packaging within the RGHL Group, (2) plant expansions at our SIG segment primarily in Brazil and China and (3) plant expansions at our Graham Packaging segment primarily in Brazil, Indonesia and China.

Contingent Liabilities

Our contingent liabilities are primarily comprised of guarantees given to banks providing credit facilities to our joint venture company SIG Combibloc Obeikan Company Limited, in Riyadh, Kingdom of Saudi Arabia.

Off-Balance Sheet Arrangements

Other than operating leases entered into in the normal course of business, we currently have no material off-balance sheet obligations.

Accounting Principles
Our interim unaudited condensed financial statements are prepared in accordance with IFRS and IFRIC Interpretations as issued by the IASB.

Critical Accounting Policies
For a summary of our critical accounting policies, refer to “Operating and Financial Review and Prospects — Critical Accounting Policies” of our Annual Report. Our critical accounting policies have not changed from those disclosed in our Annual Report.

Recently Issued Accounting Pronouncements

There have been no issued accounting pronouncements during the six month period ended June 30, 2012 that significantly impact the RGHL Group.

As detailed in the RGHL Group's financial statements for the year ended December 31, 2011, revised IAS 19 "Employee Benefits" will be effective January 1, 2013. At that time, the RGHL Group will be required to cease using the corridor method of accounting for defined benefit pension plans and certain other post-employment benefit plans. With the assistance of external actuaries, the RGHL Group is in the process of quantifying the impact of this required change in accounting policy. The removal of the corridor method will require the recognition of $484 million of additional liabilities for the RGHL Group's pension plans on the statement of financial position as of December 31, 2011. Under the new accounting requirements, the earnings on plan assets are capped at long-term bond rates used in determining the discount rate. This is expected to reduce the RGHL Group's reported profit after tax. Efforts are on-going to quantify this impact. As required by the RGHL Group's borrowing agreements, the measurements in the RGHL Group's financial covenants will continue to be performed using historical accounting policies.

Other than the item noted above, there have been no material changes to any previously issued accounting pronouncements or to the RGHL Group's evaluation of the related impact as disclosed by the RGHL Group in the annual financial statements for the year ended December 31, 2011.

ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

In the normal course of business we are subject to risks from adverse fluctuations in interest and foreign exchange rates and commodity prices. We manage these risks through a combination of an appropriate mix between variable rate and fixed rate borrowings and natural offsets of foreign currency receipts and payments, supplemented by forward foreign exchange contracts and commodity derivatives. Derivative contracts are not used for trading or speculative purposes. The extent to which we use derivative instruments is dependent upon our access to them in the financial markets and our use of other risk management methods, such as netting exposures for foreign exchange risk and establishing sales arrangements that permit the pass-through to customers of changes in commodity prices. Our objective in managing our exposure to market risk is to limit the impact on earnings and cash flow.

Interest Rate Risk

We had significant debt commitments outstanding as of June 30, 2012. These on-balance sheet financial instruments, to the extent they accrue interest at variable interest rates, expose us to interest rate risk. Our interest rate risk arises primarily on significant borrowings that are denominated in dollars and euro that are drawn under our Senior Secured Credit Facilities. As of June 30, 2012, these agreements included an interest rate floor of (i) 2% per annum on U.S. revolving loans, (ii) 1.25% per annum on U.S. term loans, (iii) 2% per annum on European revolving loans and (iv) 1.5% per annum on European term loans.

The underlying one month LIBOR and EURIBOR rates as of June 30, 2012, were .24% and .37%, respectively. Based on our outstanding debt commitments as of June 30, 2012, a one-year timeframe and all other variables, in particular foreign exchange rates, remaining constant, a 1% increase or decrease in interest rates would have no impact on the interest expense on the U.S. or European term loans due to the LIBOR and EURIBOR floors under our Senior Secured Credit Facilities.

Foreign Currency Exchange Rate Risk

As a result of our international operations, we are exposed to foreign exchange risk arising from sales, purchases, assets and borrowings that are denominated in foreign currencies. The currencies in which these transactions primarily are denominated are the euro, Swiss franc, Thai baht, Chinese yuan renminbi, Brazilian real, British pound, Japanese yen, Mexican peso, Canadian dollar, Polish zloty and New Zealand dollar.

In accordance with our treasury policy, we take advantage of natural offsets to the extent possible. Therefore, when commercially feasible, we borrow in the same currencies in which cash flows from operations are generated. Generally we do not use forward exchange contracts to hedge residual foreign exchange risk arising from customary receipts and payments denominated in foreign currencies. However, when considered appropriate we may enter into forward exchange contracts to hedge foreign exchange risk arising from specific transactions. As of June 30, 2012, we had no significant forward foreign exchange contracts outstanding.

We generally do not hedge our exposure to translation gains or losses in respect of our non-dollar functional currency assets or liabilities.

Our primary exposure to foreign exchange risk is on the translation of net assets of entities within the RGHL Group which are denominated in functional currencies other than the dollar, which is the RGHL Group's reporting currency. The net asset impact of movements in exchange rates is therefore recognized primarily in other comprehensive income. Refer to note 29 of our Annual Report for further information on the RGHL Group's financial assets and liabilities with foreign exchange risk, the potential impact on future payments and receipts and the sensitivity to changes in the applicable foreign exchange rates.

As of June 30, 2012, we continue to have foreign currency exposure on the net assets of the entities comprising the RGHL Group similar to that disclosed as of December 31, 2011.

We are also exposed to foreign exchange risk that impacts the reported financial income or financial expenses of the RGHL Group as a result of the remeasurement, at each reporting date, of indebtedness that is denominated in currencies other than the functional currencies of the respective issuers or borrowers. As of June 30, 2012, we had dollar-denominated external borrowings of $1,583 million owed by entities whose functional currency was the euro. As a result of the changes in the prevailing foreign exchange rates since December 31, 2011, we recognized a foreign exchange loss of $40 million in connection with such borrowings during the six month period ended June 30, 2012. The continued change in foreign exchange rate between the dollar and the euro will result in us recognizing either foreign exchange gains or losses on the translation of this indebtedness in the future. A 1% increase in the rates, applied as of June 30, 2012, would have resulted in additional foreign currency loss of $16 million, while a 1% decrease would have resulted in a reduction of $16 million of the reported foreign currency loss.

In addition, we are also exposed to foreign currency risk on certain intercompany borrowings between certain of our entities with different functional currencies. Such exposures in aggregate are neither significant nor material.

Commodity Risk

We are exposed to commodity and other price risk principally from the purchase of resin, natural gas, electricity, raw cartonboard, aluminum and steel. We use various strategies to manage cost exposures on certain raw material purchases with the objective of obtaining more predictable costs for these commodities. We generally enter into commodity financial instruments or derivatives to hedge commodity prices related to resin, aluminum and natural gas.

We enter into resin futures, aluminum swaps, natural gas swaps, ethylene swaps and benzene swaps to hedge our exposure to price fluctuations. We believe these contracts manage our price risk by reference to the difference between the fixed contract price and the market price. The following table provides the details of our outstanding derivative contracts as of June 30, 2012.

Type	Unit of measure	Contracted volumes	Contracted price range	Contracted date of maturity
Resin futures	metric tonne	20,500	€1,420 - €1,530	Jul 2012 - Nov 2012
Resin swaps	kiloliter	8,500	JPY48,600 - JPY53,850	Jul 2012 - Nov 2012
Resin swaps	pound	47,425,000	$0.57 - $1.00	Jul 2012 - Jun 2013
Aluminum swaps	metric tonne	39,645	$1,910 - $2,640	Jul 2012 - Dec 2014
Natural gas swaps	million BTU	2,057,622	$2.55 - $4.61	Jul 2012 - Apr 2013
Ethylene swaps	pound	13,712,400	$0.50 - $0.60	Jul 2012 - Apr 2013
Benzene swaps	U.S. liquid gallon	205,071,792	$3.60 - $4.03	Jul 2012 - Apr 2013
Diesel swaps	U.S. liquid gallon	10,080,000	$3.60 - $3.66	Jul 2012 - Dec 2012

The fair values of the derivative contracts are based on quoted market prices or traded exchange market prices and represent the estimated amounts that we would pay or receive to terminate the contracts. As of June 30, 2012, the estimated fair values of the outstanding commodity derivative contracts were a net liability of $22 million. During the six month period ended June 30, 2012, we recognized an $8 million unrealized loss in other expense in the profit and loss component of the statement of comprehensive income related to the outstanding commodity derivatives.

ITEM 4. CONTROLS AND PROCEDURES.

Our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) are designed to ensure that information required to be disclosed by us in reports we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the appropriate time periods. We, under the supervision of and with the participation of our management, including our principal executive officer and principal financial officer, have evaluated the effectiveness of our disclosure controls and procedures, and we and such officers have concluded that such controls and procedures were adequate and effective as of June 30, 2012.

PART II - OTHER INFORMATION
ITEM 1. LEGAL PROCEEDINGS.

We are involved in legal proceedings from time to time in the ordinary course of business. We believe that the outcome of these proceedings will not have a material effect on our financial condition, results of operations or cash flows. There have been no material changes to the legal proceedings disclosed in our Annual Report except as noted below.

In April 2012, Evergreen entered into a Partial Settlement Agreement and Joint Stipulation to Stay (the "Wastewater Settlement") in connection with the challenge brought by the Southern Environmental Law Center (acting on behalf of various parties) relating to Evergreen's wastewater discharge permit for its Canton, North Carolina mill. Under the terms of the Wastewater Settlement, (i) the North Carolina regulators agreed, subject to Environmental Protection Agency approval, to lower temperature limits in Evergreen's wastewater discharge permit, (ii) Evergreen agreed to prepare an updated study of the Pigeon River prior to 2014 and to fund a study of color in the Pigeon River prior to 2013 and (iii) the petitioners agreed to dismiss their claims relating to temperature limits and to stay the proceedings with respect to color limits while Evergreen conducts its color study. The Wastewater Settlement is not expected to have a material adverse effect on Evergreen's business, financial condition or results of operations.

ITEM 1A. RISK FACTORS.

There have been no material changes in the risk factors disclosed in our Annual Report.

ITEM 2. UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS.

Not applicable.

ITEM 3. DEFAULTS UPON SENIOR SECURITIES.

Not applicable.

ITEM 4. MINE SAFETY DISCLOSURE.

Not applicable.

ITEM 5. OTHER INFORMATION.

Not applicable.
ITEM 6. EXHIBITS.

Exhibit Number	Description of Exhibit
31.1	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Principal Executive Officer pursuant to section 1350 of Title 18 of the United States Code, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of Principal Financial Officer pursuant to section 1350 of Title 18 of the United States Code, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002.

31.1 Rule 13a-14(a) Certification

I, Thomas Degnan, the Chief Executive Officer of Reynolds Group Holdings Limited, certify that:

1.     I have reviewed this quarterly report of Reynolds Group Holdings Limited;

2.     Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.     Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.     The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

(a)    Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared; and

(b)    Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation.

5.     The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a)    All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b)    Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ THOMAS DEGNAN
Thomas Degnan
Chief Executive Officer
Date: August 13, 2012

31.2 Rule 13a-14(a) Certification

I, Allen Hugli, the Chief Financial Officer of Reynolds Group Holdings Limited, certify that:

1.     I have reviewed this quarterly report of Reynolds Group Holdings Limited;

2.     Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.     Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.     The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

(a)    Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared; and

(b)    Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation.

5.     The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a)    All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b)    Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ ALLEN HUGLI
Allen Hugli
Chief Financial Officer
Date: August 13, 2012

32.1 CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT
TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Thomas Degnan, the Chief Executive Officer of Reynolds Group Holdings Limited, certify that:

(a)    The quarterly report of the Company for the period ended June 30, 2012 fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934, as amended; and

(b)    The information contained in the quarterly report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ THOMAS DEGNAN
Thomas Degnan
Chief Executive Officer
August 13, 2012

32.2 CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT
TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Allen Hugli, the Chief Financial Officer of Reynolds Group Holdings Limited, certify that:

(a)    The quarterly report of the Company for the period ended June 30, 2012 fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934, as amended; and

(b)    The information contained in the quarterly report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ ALLEN HUGLI
Allen Hugli
Chief Financial Officer
August 13, 2012

Reynolds Group Holdings Limited

Interim unaudited condensed financial statements
for the three and six month periods ended
June 30, 2012 and June 30, 2011

Reynolds Group Holdings Limited

Contents

Index to the Financial Statements

Reynolds Group Holdings Limited interim unaudited condensed financial statements for the three and six month periods ended June 30, 2012 and 2011

Interim unaudited condensed statements of comprehensive income	F-2

Interim unaudited condensed statements of financial position	F-3

Interim unaudited condensed statements of changes in equity	F-4

Interim unaudited condensed statements of cash flows	F-5

Notes to the interim unaudited condensed financial statements	F-8

Beverage Packaging Holdings Group interim unaudited combined condensed financial statements for the three and six month periods ended June 30, 2012 and 2011

Interim unaudited combined condensed statements of comprehensive income	G-1

Interim unaudited combined condensed statements of financial position	G-2

Interim unaudited combined condensed statements of changes in equity	G-3

Interim unaudited combined condensed statements of cash flows	G-4

Notes to the interim unaudited combined condensed financial statements	G-5

Reynolds Group Holdings Limited
Interim unaudited condensed statements of comprehensive income

		For the three month period ended June 30,		For the six month period ended June 30,
(In $ million)	Note	2012	2011*	2012	2011*
Revenue		3,591	2,843	6,903	5,210
Cost of sales		(2,911)	(2,353)	(5,625)	(4,277)
Gross profit		680	490	1,278	933
Other income	7	15	25	99	44
Selling, marketing and distribution expenses		(92)	(86)	(177)	(168)
General and administration expenses		(238)	(143)	(446)	(295)
Other expenses	8	(68)	(93)	(131)	(146)
Share of profit of associates and joint ventures, net of income tax		7	2	12	8
Profit from operating activities		304	195	635	376
Financial income	9	48	62	134	163
Financial expenses	9	(480)	(320)	(801)	(701)
Net financial expenses		(432)	(258)	(667)	(538)
Loss before income tax		(128)	(63)	(32)	(162)
Income tax benefit	10	73	13	40	58
Profit (loss) for the period		(55)	(50)	8	(104)
Other comprehensive income (loss) for the period, net of income tax
Exchange differences on translating foreign operations		23	6	42	(116)
Total other comprehensive income (loss) for the period, net of income tax		23	6	42	(116)
Total comprehensive income (loss) for the period		(32)	(44)	50	(220)
Profit (loss) attributable to:
Equity holder of the Group		(56)	(51)	7	(105)
Non-controlling interests		1	1	1	1
		(55)	(50)	8	(104)
Total comprehensive income (loss) attributable to:
Equity holder of the Group		(33)	(45)	49	(221)
Non-controlling interests		1	1	1	1
		(32)	(44)	50	(220)

*
In accordance with IFRS 3 (revised) "Business Combinations," the information presented for the three and six month periods ended June 30, 2011 has been revised to reflect the effect of the finalization of the purchase price accounting for the Pactiv acquisition. Refer to note 2.5.

The interim unaudited condensed statements of comprehensive income should be read in conjunction with the notes to the interim unaudited condensed financial statements.

Reynolds Group Holdings Limited
Interim unaudited condensed statements of financial position

(In $ million)	Note	As of June 30, 2012	As of December 31, 2011
Assets
Cash and cash equivalents		1,222	597
Trade and other receivables		1,621	1,506
Inventories	11	1,751	1,773
Current tax assets		49	39
Assets held for sale		20	70
Derivatives		—	1
Other assets		85	68
Total current assets		4,748	4,054
Non-current receivables		333	321
Investments in associates and joint ventures		125	119
Deferred tax assets		38	27
Property, plant and equipment	12	4,376	4,535
Investment properties		36	29
Intangible assets	13	12,291	12,531
Derivatives		251	122
Other assets		146	150
Total non-current assets		17,596	17,834
Total assets		22,344	21,888
Liabilities
Bank overdrafts		2	3
Trade and other payables		1,875	1,758
Liabilities directly associated with assets held for sale		—	20
Borrowings	14	69	521
Current tax liabilities		129	164
Derivatives		22	16
Employee benefits		215	227
Provisions	15	96	98
Total current liabilities		2,408	2,807
Non-current payables		38	33
Borrowings	14	17,558	16,625
Deferred tax liabilities		1,431	1,539
Employee benefits		907	934
Provisions	15	133	127
Total non-current liabilities		20,067	19,258
Total liabilities		22,475	22,065
Net liabilities		(131)	(177)
Equity
Share capital		1,695	1,695
Reserves		(1,171)	(1,213)
Accumulated losses		(676)	(681)
Equity attributable to equity holder of the Group		(152)	(199)
Non-controlling interests		21	22
Total equity (deficit)		(131)	(177)

The interim unaudited condensed statements of financial position should be read in conjunction with the notes to the interim unaudited condensed financial statements.

Reynolds Group Holdings Limited
Interim unaudited condensed statements of changes in equity

(In $ million)	Share capital	Translation of foreign operations	Other reserves	Accumulated losses	Equity attributable to equity holder of the Group	Non-controlling interests	Total
Balance at the beginning of the period (January 1, 2011)	1,695	369	(1,561)	(262)	241	23	264
Total comprehensive income (loss) for the period:
Profit (loss) after tax*	—	—	—	(105)	(105)	1	(104)
Foreign exchange translation reserve	—	(116)	—	—	(116)	—	(116)
Total comprehensive income (loss) for the period	—	(116)	—	(105)	(221)	1	(220)
Dividends paid to non-controlling interests	—	—	—	—	—	(2)	(2)
Balance as of June 30, 2011	1,695	253	(1,561)	(367)	20	22	42
Balance at the beginning of the period (January 1, 2012)	1,695	348	(1,561)	(681)	(199)	22	(177)
Total comprehensive income for the period:
Profit after tax	—	—	—	7	7	1	8
Foreign exchange translation reserve	—	42	—	—	42	—	42
Total comprehensive income for the period	—	42	—	7	49	1	50
Purchase of non-controlling interest	—	—	—	(2)	(2)	(1)	(3)
Dividends paid to non-controlling interests	—	—	—	—	—	(1)	(1)
Balance as of June 30, 2012	1,695	390	(1,561)	(676)	(152)	21	(131)

*
In accordance with IFRS 3 (revised) "Business Combinations," the information presented for the six month period ended June 30, 2011 has been revised to reflect the effect of the finalization of the purchase price accounting for the Pactiv acquisition. Refer to note 2.5.

The interim unaudited condensed statements of changes in equity should be read in conjunction with the notes to the interim unaudited condensed financial statements.

Reynolds Group Holdings Limited
Interim unaudited condensed statements of cash flows

	For the six month period ended June 30,
(In $ million)	2012	2011
Cash flows from operating activities
Cash received from customers	6,799	5,129
Cash paid to suppliers and employees	(5,721)	(4,629)
Interest paid	(692)	(415)
Income taxes (paid) refunded, net	(85)	(25)
Premium on extinguishment of loans and borrowings	(17)	—
Payment to related party for use of tax losses	(10)	—
Net cash from operating activities	274	60
Cash flows used in investing activities
Acquisition of property, plant and equipment and investment properties	(278)	(213)
Proceeds from sale of property, plant and equipment, investment properties and other assets	24	22
Acquisition of intangible assets	(4)	(8)
Acquisition of businesses, net of cash acquired	(2)	(400)
Disposal of business, net of cash disposed	94	—
Interest received	2	3
Dividends received from joint ventures	4	3
Net cash used in investing activities	(160)	(593)
Cash flows from financing activities
Drawdown of loans and borrowings:
February 2012 Senior Notes	1,250	—
February 2011 Credit Agreement	—	2,666
February 2011 Notes	—	2,000
2009 Credit Agreement	—	10
Other borrowings	27	6
Repayment of loans and borrowings:
2011 Credit Agreement	(22)	(6)
2009 Credit Agreement	—	(4,168)
Graham Packaging Notes	(388)	—
Pactiv 2012 Notes	(249)	—
Other borrowings	(31)	(2)
Payment of transaction costs	(38)	(58)
Related party borrowings	(23)	—
Dividends paid to related parties and non-controlling interests	(2)	(1)
Net cash from financing activities	524	447
Net increase (decrease) in cash and cash equivalents	638	(86)
Cash and cash equivalents at the beginning of the period	594	652
Effect of exchange rate fluctuations on cash held	(12)	18
Cash and cash equivalents at the end of the period	1,220	584
Cash and cash equivalents comprise
Cash and cash equivalents	1,222	586
Bank overdrafts	(2)	(2)
Cash and cash equivalents at the end of the period	1,220	584

The interim unaudited condensed statements of cash flows should be read in conjunction with the notes to the interim unaudited condensed financial statements.

Reynolds Group Holdings Limited
Interim unaudited condensed statements of cash flows

Reconciliation of the profit (loss) for the period with the net cash from operating activities

	For the six month period ended June 30,
(In $ million)	2012	2011*
Profit (loss) for the period	8	(104)
Adjustments for:
Depreciation of property, plant and equipment	383	266
Depreciation of investment properties	—	1
Amortization of intangible assets	185	139
Asset impairment charges	25	6
Net foreign currency exchange loss	5	7
Change in fair value of derivatives	8	9
(Gain) loss on sale of property, plant and equipment and non-current assets	(3)	—
Gain on sale of businesses	(66)	(5)
Net financial expenses	667	538
Share of profit of equity accounted investees	(12)	(8)
Income tax benefit	(40)	(58)
Interest paid	(692)	(415)
Income taxes (paid) refunded, net	(85)	(25)
Premium on extinguishment of loans and borrowings	(17)	—
Change in trade and other receivables	(130)	(112)
Change in inventories	6	(273)
Change in trade and other payables	76	195
Change in provisions and employee benefits	(31)	(48)
Change in other assets and liabilities	(13)	(53)
Net cash from operating activities	274	60

Significant non-cash financing and investing activities

During the three and six month periods ended June 30, 2012, related party interest income of $4 million and $8 million, respectively, (three and six month periods ended June 30, 2011: $4 million and $8 million, respectively) was capitalized as part of the non-current related party receivable balance included in other non-current receivables. Refer to note 17.

*
In accordance with IFRS 3 (revised) "Business Combinations," the information presented for the six month period ended June 30, 2011 has been revised to reflect the effect of the finalization of the purchase price accounting for the Pactiv acquisition. Refer to note 2.5.

The interim unaudited condensed statements of cash flows should be read in conjunction with the notes to the interim unaudited condensed financial statements.

Reynolds Group Holdings Limited
Interim unaudited condensed statements of cash flows

Acquisitions and disposals of businesses

	For the six month period ended June 30,
	2012		2011
(In $ million)	Acquisitions	Disposals	Acquisitions	Disposals
Inflow (outflow) of cash:
Cash receipts (payments)	(2)	80	(398)	—
Net cash (bank overdraft) acquired (disposed of)	—	—	(2)	—
Cash received from the repayment of notes receivable for a previously disposed business	—	14	—	—
	(2)	94	(400)	—
Cash and cash equivalents, net of bank overdrafts	—	—	2	—
Consideration subsequently received due to post-closing adjustments	—	—	3	—
Discharge of notes receivable relating to a previously disposed business	—	(14)	—	—
Net assets (acquired) disposed of	(2)	80	(395)	—
Details of net assets (acquired) disposed of:
Cash and cash equivalents	—	—	(3)	—
Trade and other receivables	—	11	(33)	—
Assets held for sale	—	—	(3)	—
Inventories	—	15	(59)	—
Deferred tax assets	—	—	(4)	—
Property, plant and equipment	—	—	(124)	—
Intangible assets (excluding goodwill)	—	—	(88)	—
Goodwill	—	—	(170)	—
Other current and non-current assets	—	7	(6)	—
Bank overdrafts	—	—	5	—
Trade and other payables	—	(13)	24	—
Deferred tax liabilities	—	—	40	—
Provisions and employee benefits	—	(6)	26	—
Net assets (acquired) disposed of	—	14	(395)	—
Gain on acquisition	—	66	—	—
Non-controlling interests	(2)	—	—	—
	(2)	80	(395)	—

Refer to note 18 for further details of acquisitions.

The interim unaudited condensed statements of cash flows should be read in conjunction with the notes to the interim unaudited condensed financial statements.

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed financial statements
For the three and six month periods ended June 30, 2012

1.Reporting entity
Reynolds Group Holdings Limited (the “Company”) is a company domiciled in New Zealand and registered under the Companies Act 1993.
The interim unaudited condensed financial statements of the Company as of June 30, 2012 and for the three and six month periods ended June 30, 2012 and June 30, 2011 comprise the Company and its subsidiaries and their interests in associates and jointly controlled entities. Collectively, these entities are referred to as the “Group."
The Group is principally engaged in the manufacture and supply of consumer food and beverage packaging and storage products, primarily in North America, Europe, Asia and South America.
The address of the registered office of the Company is c/o: Bell Gully, Level 22, Vero Centre, 48 Shortland Street, Auckland 1010, New Zealand.
2.    Basis of preparation

2.1    Statement of compliance
The interim unaudited condensed financial statements have been prepared in accordance with IAS 34 “Interim Financial Reporting.” The disclosures required in these interim unaudited condensed financial statements are less extensive than the disclosure requirements for annual financial statements. The December 31, 2011 statement of financial position as presented in the interim unaudited condensed financial statements was derived from the Group's audited financial statements for the year ended December 31, 2011, but does not include the disclosures required by IFRS as issued by the IASB.
The interim unaudited condensed financial statements comprise the statements of comprehensive income, financial position, changes in equity and cash flows as well as the relevant notes to the interim unaudited condensed financial statements.
The interim unaudited condensed financial statements do not include all of the information required for annual financial statements and should be read in conjunction with the annual financial statements of the Group for the year ended December 31, 2011.
The interim unaudited condensed financial statements were approved by the Board of Directors (the “Directors”) on August 13, 2012 in Chicago, Illinois (August 14, 2012 in Auckland, New Zealand).
2.2    Going concern

The interim unaudited condensed financial statements have been prepared using the going concern assumption.

2.3    Basis of measurement
The interim unaudited condensed financial statements have been prepared under the historical cost convention except for:

•	certain components of inventory which are measured at net realizable value;

•	defined benefit pension plan net liabilities and post-employment medical plan liabilities which are measured under the projected unit credit method; and

•	certain assets and liabilities, such as derivatives, which are measured at fair value.

2.4    Presentation currency

These interim unaudited condensed financial statements are presented in U.S. dollars (“$”), which is the Group’s presentation currency.

2.5    Comparative information

As previously reported, the valuation of the acquired assets and assumed liabilities from the Pactiv acquisition was finalized in conjunction with the approval of the interim unaudited condensed financial statements as of and for the period ended September 30, 2011. This resulted in changes to the preliminary values of certain assets and liabilities recognized at the date of the Pactiv acquisition on November 16, 2010. The change in values of certain assets resulted in changes to the depreciation and amortization expenses recognized in the period since acquisition. In accordance with the accounting policy described in note 3.1(a) of the financial statements of the Group for the year ended December 31, 2011, all adjustments on finalization of the purchase accounting have been recognized retrospectively to the acquisition date. As a result, certain elements of the interim unaudited condensed statement of comprehensive income for the three and six month periods ended June 30, 2011, presented for comparative purposes, have been revised. For the three month period ended June 30, 2011, cost of sales increased by $7 million, general and administration expenses increased by $5 million and income tax benefit increased by $4 million. For the six month period ended June 30, 2011, cost of sales increased by $14 million, general and administration expenses increased by $10 million and income tax benefit increased by $9 million. The finalization of this purchase accounting had no effect on the Group's statement of cash flows, EBITDA or Adjusted EBITDA for the three and six month periods ended June 30, 2011.

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed financial statements
For the three and six month periods ended June 30, 2012

In connection with the integration of the acquired Pactiv operations into the Reynolds Consumer Products and Pactiv Foodservice segments, the Group has completed a number of internal reorganizations which now enable these segments to report inventory transfers as inter-segment revenue and cost of sales. As a result, the Group revised its policy for recording inventory transfers from the Pactiv Foodservice segment to the Reynolds Consumer Products segment to present the transfers as inter-segment revenue effective in the first quarter of 2012. Prior to this, inter-segment inventory transfers had been recorded within the combined businesses' shared balance sheet and not as inter-segment revenue. To conform to the current period presentation, information with respect to business segment reporting as presented for the three and six month periods ended June 30, 2011 has been revised for the Pactiv Foodservice segment. As a result of this revision, inter-segment revenue of the Pactiv Foodservice segment increased by $155 million and $260 million for the three and six month periods ended June 30, 2011, respectively, with corresponding increases in the corporate inter-segment revenue elimination. The revision had no impact on segment gross profit, profit from operating activities, EBITDA, Adjusted EBITDA and net loss for the three and six month periods ended June 30, 2011, and no impact on the interim unaudited condensed statement of cash flows for the six month period ended June 30, 2011.

During the three months ended June 30, 2012, the Group made an adjustment to correct for the overstatement of a deferred tax liability. The liability should have been offset against existing unrecognized deferred tax assets within the same jurisdiction from the date certain Luxembourg entities elected to file a consolidated return in the fourth quarter of 2010. The adjustment increased income tax benefit and decreased net loss by $9 million for the three month period ended June 30, 2012, and increased income tax benefit and net profit by $3 million for the six month period ended June 30, 2012. The adjustment had no impact on EBITDA and Adjusted EBITDA for the three and six month periods ended June 30, 2012 and had no impact on the statement of cash flows for the six month period ended June 30, 2012. The adjustment did not have a material impact on any current or previously reported financial statements.
During the three months ended June 30, 2012, the SIG segment made two cumulative adjustments to correct for the accounting for costs incurred during the construction of aseptic filler machines. In the period since May 2007, certain period costs were inappropriately capitalized rather than expensed as incurred. In addition, $27 million of cumulative expenses incorrectly recognized in cost of sales have been reclassified into general and administration. The adjustments reduced the SIG segment and Group's net income, EBITDA and Adjusted EBITDA by (i) $5 million, $11 million and $1 million, respectively, for the three months ended June 30, 2012; and (ii) $4 million, $10 million and no impact, respectively, for the six months ended June 30, 2012. The adjustments reduced non-current asset and net deferred tax liability by $7 million and $2 million, respectively, as of June 30, 2012 and had no impact on the statement of cash flows for the six month period ended June 30, 2012. The adjustments did not have a material impact on any current or previously reported financial statements.
2.6    Accounting policies and recently issued accounting pronouncements

The accounting policies applied by the Group in the interim unaudited condensed financial statements are consistent with those applied by the Group in its annual financial statements for the year ended December 31, 2011.

Recently Issued Accounting Pronouncements

There have been no issued accounting pronouncements during the six month period ended June 30, 2012 that significantly impact the Group.

As detailed in the Group's financial statements for the year ended December 31, 2011, revised IAS 19 "Employee Benefits" will be effective January 1, 2013. At that time, the Group will be required to cease using the corridor method of accounting for defined benefit pension plans and certain other post-employment benefit plans. With the assistance of external actuaries, the Group is in the process of quantifying the impact of this required change in accounting policy. The removal of the corridor method will require the recognition of $484 million of additional liabilities for the Group's pension plans on the statement of financial position as of December 31, 2011. Under the new accounting requirements, the earnings on plan assets are capped at long term bond rates used in determining the discount rate. This is expected to reduce the Group's reported profit after tax. Efforts are on-going to quantify this impact. As required by the Group's borrowing agreements, the measurements in the Group's financial covenants will continue to be performed using historical accounting policies.

Other than the item noted above, there have been no material changes to any previously issued accounting pronouncements or to the Group's evaluation of the related impact as disclosed by the Group in the annual financial statements for the year ended December 31, 2011.

3.    Use of estimates and judgments
In the preparation of the interim unaudited condensed financial statements, the Directors and management have made certain estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses and disclosure of contingent assets and liabilities. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates. These estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both the current and future periods.
The key assumptions concerning the future and other key sources of uncertainty in respect of estimates at the reporting date that have

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed financial statements
For the three and six month periods ended June 30, 2012

a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial reporting period are:
3.1    Impairment of assets

(a)	Goodwill and indefinite life intangible assets
Goodwill and indefinite life intangibles are tested for impairment on an annual basis or when there is an indication of impairment. Determining whether goodwill and indefinite life intangible assets are impaired requires estimation of the recoverable values of the cash generating units (“CGU”) to which these assets have been allocated. Recoverable values have been based on the higher of fair value less costs to sell or on value in use (as appropriate for the CGU being reviewed). Significant judgment is involved in estimating the fair value of a CGU. The value in use calculation requires the Group to estimate the future cash flows expected to arise from the CGU and a suitable discount rate in order to calculate present value.
The determination of the existence of an indicator of impairment requires significant judgment. When completing this evaluation, the Group considers a range of factors that influence the future maintainable earnings of the CGU. External factors considered include items such as changes in the technological, market, economic or legal environment in which the CGU operates. Internal factors include items such as operating efficiencies and cost structure that impact net cash flows or operating profit.
Graham Packaging segment management is currently executing several initiatives to improve the segment's financial performance.  In the event that the segment's performance or demonstrated progress does not improve in line with expectations, the Group may be required to perform an interim impairment analysis with respect to the carrying value of goodwill for this segment prior to the annual test due on the anniversary of the acquisition date, and could be required to take an impairment charge as a result of any such test.

(b)	Other assets

Other assets, including property, plant and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. A change in the Group’s intended use of certain assets, such as a decision to rationalize manufacturing locations, may trigger a future impairment.

3.2    Income taxes

The Group is subject to income taxes in multiple jurisdictions which require significant judgment to be exercised in determining the Group’s provision for income taxes. There are a number of transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. Current tax liabilities and assets are recognized at the amount expected to be paid to or recovered from the taxation authorities. The Group recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

3.3    Finalization of provisional acquisition accounting

Following a business combination, the Group has a period of not more than 12 months from the date of acquisition to finalize the acquisition date fair values of acquired assets and liabilities, including the valuations of identifiable intangible assets and property, plant and equipment.

The determination of fair value of acquired identifiable intangible assets and property, plant and equipment involves a variety of assumptions, including estimates associated with useful lives. As of June 30, 2012, certain amounts presented for the acquisition of Graham Packaging have been determined on a provisional basis. The finalization of these valuations may result in the refinement of assumptions that impact not only the recognized value of such assets, but also amortization and depreciation expense. In accordance with the accounting policy described in note 3.1(a) of the annual financial statements of the Group for the year ended December 31, 2011, any adjustments on finalization of the preliminary purchase accounting are recognized retrospectively to the date of acquisition.

4.    Seasonality and Working Capital Fluctuations

Our business is impacted by seasonal fluctuations.

SIG
SIG's operations are moderately seasonal. SIG's customers are principally engaged in providing products such as beverages and food that are generally less sensitive to seasonal effects, although SIG experiences some seasonality as a result of increased consumption of juices and tea during the summer months in Europe. SIG therefore typically experiences a greater level of carton sleeve sales in the second and third quarters. Sales in the fourth quarter can increase due to additional purchases by customers prior to the end of the year to achieve annual volume rebates that SIG offers.
Evergreen
Evergreen's operations are moderately seasonal. Evergreen's customers are principally engaged in providing products that are generally less sensitive to seasonal effects, although Evergreen does experience some seasonality as a result of increased consumption of milk by school children during the North American academic year. Evergreen therefore typically experiences a greater level of carton product sales in the first and fourth quarters when North American schools are in session.
Closures
Closures' operations are moderately seasonal. Closures experiences some seasonality as a result of increased consumption of bottled beverages during the summer months. In order to avoid capacity shortfalls in the summer months, Closures' customers typically begin building

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed financial statements
For the three and six month periods ended June 30, 2012

inventories in advance of the summer season. Therefore, Closures typically experiences a greater level of closure sales in the second and third quarters in the Northern Hemisphere, which represented 83% of Closures' total revenue in 2011, and in the fourth and first quarters in the Southern Hemisphere, which represented 17% of Closures' total revenue in 2011.
Reynolds Consumer Products
Reynolds Consumer Products' operations are moderately seasonal based on the different product lines. Sales in cooking products are typically higher in the fourth quarter of the year, primarily due to the holiday season. Sales in waste and storage products are typically higher in the second half of the year.
Pactiv Foodservice
Pactiv Foodservice's operations are moderately seasonal, peaking during the summer and fall months in the Northern Hemisphere when the favorable weather, harvest, and the holiday season lead to increased consumption. Pactiv Foodservice therefore typically experiences a greater level of sales in the second through fourth quarters.
Graham Packaging
Graham Packaging's operations are slightly seasonal with higher levels of unit volume sales in the second and third quarters. Graham Packaging experiences some seasonality of bottled beverages during the summer months, most significantly in North America. Typically the business begins to build inventory in the first and early second quarters to prepare for the summer demand.
5.    Financial risk management

5.1     Financial risk factors

Exposure to market risk (including currency risk, interest rate risk and commodity prices), credit risk and liquidity risk arises in the normal course of the Group’s business. During the six month period ended June 30, 2012, the Group continued to apply the risk management objectives and policies which were disclosed in the annual financial statements of the Group for the year ended December 31, 2011.

The interim unaudited condensed financial statements do not include all financial risk management information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s annual financial statements for the year ended December 31, 2011.

5.2     Liquidity risk

As described in note 14, during the six month period ended June 30, 2012, the Group issued the February 2012 Senior Notes. As a result of the notes issuance and other changes in borrowings, the Group’s contractual cash flows related to total borrowings as of June 30, 2012 are as follows:

(In $ million)	Total debt and interest	Less than one year	One to three years	Three to five years	Greater than five years
As of June 30, 2012*	27,459	1,497	2,897	5,901	17,164

As of December 31, 2011*	26,617	1,879	3,453	5,841	15,444

*	The interest rates on the floating rate debt balances have been assumed to be the same as the rates as of June 30, 2012 and December 31, 2011, respectively.

Trade and other payables that are due for payment in less than one year were $1,875 million and $1,758 million as of June 30, 2012 and December 31, 2011, respectively.

There have been no other significant changes in the contractual cash flows of the Group’s other financial liabilities.

5.3    Fair value measurements recognized in the statement of comprehensive income

The following table sets out an analysis of the Group’s financial instruments that are measured subsequent to initial recognition at fair value and are grouped into levels based on the degree to which the fair value is observable.

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets

•
Level 2 fair value measurements are those derived from inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices)

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed financial statements
For the three and six month periods ended June 30, 2012

(In $ million)	Level 1	Level 2	Level 3	Total
As of June 30, 2012
Financial assets and liabilities at fair value through profit or loss
Derivative financial assets (liabilities)
Commodity derivatives, net	—	(22)	—	(22)
Embedded derivatives	—	251	—	251
Total	—	229	—	229
As of December 31, 2011
Financial assets and liabilities at fair value through profit or loss
Derivative financial assets (liabilities)
Commodity derivatives, net	—	(15)	—	(15)
Embedded derivatives	—	122	—	122
Total	—	107	—	107

There were no transfers between any levels during the six month period ended June 30, 2012. There have been no changes in the classifications of financial assets as a result of a change in the purpose or use of these assets.

6.	Segment reporting
The Group’s reportable business segments are as follows:

•
SIG — SIG is a leading manufacturer of aseptic carton packaging systems for both beverage and liquid food products, ranging from juices and milk to soups and sauces. SIG supplies complete aseptic carton packaging systems, which include aseptic filling machines, aseptic cartons, spouts, caps and closures and related services.

•
Evergreen — Evergreen is a vertically integrated, leading manufacturer of fresh carton packaging for beverage products, primarily serving the juice and milk end-markets. Evergreen supplies integrated fresh carton packaging systems, which can include fresh cartons, spouts and filling machines. Evergreen produces liquid packaging board for its internal requirements and to sell to other manufacturers. Evergreen also produces paper products for commercial printing.

•
Closures — Closures is a leading manufacturer of plastic beverage caps, closures and high speed rotary capping equipment primarily serving the carbonated soft drink, non-carbonated soft drink and bottled water segments of the global beverage market.

•
Reynolds Consumer Products — Reynolds Consumer Products is a leading U.S. manufacturer of branded and store branded consumer products such as aluminum foil, wraps, waste bags, food storage bags, and disposable tableware and cookware.

•
Pactiv Foodservice — Pactiv Foodservice is a leading manufacturer of foodservice and food packaging products. Pactiv Foodservice offers a comprehensive range of products including tableware items, takeout service containers, clear rigid-display packaging, microwaveable containers, foam trays, dual-ovenable paperboard containers, cups, molded fiber egg cartons, meat and poultry trays, plastic film and aluminum containers.

•
Graham Packaging — Graham Packaging is a worldwide leader in the design, manufacture and sale of value-added, custom blow molded plastic containers for branded consumer products. Graham Packaging was acquired on September 8, 2011 (refer to note 18).

The Chief Operating Decision Maker does not review the business activities of the Group based on geography.
The accounting policies applied by each segment are the same as the Group’s accounting policies. Results from operating activities represent the profit earned by each segment without allocation of central administrative revenues and expenses, financial income and expenses and income tax benefit and expense.
The performance of the operating segments is assessed based on adjusted EBITDA. Adjusted EBITDA is defined as net profit before income tax expense, net financial expenses, depreciation and amortization, adjusted to exclude certain items of a significant or unusual nature, including but not limited to acquisition costs, non-cash pension income or expense, restructuring costs, unrealized gains or losses on derivatives, gains or losses on the sale of non-strategic assets, asset impairments and write downs and equity method profit not distributed in cash.
Inter-segment pricing is determined with reference to prevailing market prices on an arm’s-length basis, with the exception of Pactiv Foodservice's sales of Hefty and store brand products to Reynolds Consumer Products which are sold at cost.

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed financial statements
For the three and six month periods ended June 30, 2012

Business segment reporting

	For the three month period ended June 30, 2012
(In $ million)	SIG	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Corporate / unallocated*	Total
Total external revenue	520	393	344	646	872	816	—	3,591
Total inter-segment revenue	—	22	3	23	142	—	(190)	—
Total segment revenue	520	415	347	669	1,014	816	(190)	3,591
Gross profit	144	58	64	169	167	78	—	680
Expenses and other income	(95)	(15)	(36)	(74)	(86)	(75)	(2)	(383)
Share of profit of associates and joint ventures	6	1	—	—	—	—	—	7
Earnings before interest and tax (“EBIT”)	55	44	28	95	81	3	(2)	304
Financial income								48
Financial expenses								(480)
Loss before income tax								(128)
Income tax benefit								73
Loss after income tax								(55)

Earnings before interest and tax (“EBIT”)	55	44	28	95	81	3	(2)	304
Depreciation and amortization	49	14	17	32	70	98	—	280
Earnings before interest, tax, depreciation and amortization (“EBITDA”)	104	58	45	127	151	101	(2)	584

*
Corporate/unallocated includes holding companies and certain debt issuer companies which support the entire Group and which are not part of a specific segment. It also includes eliminations of transactions between segments.

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed financial statements
For the three and six month periods ended June 30, 2012

	For the three month period ended June 30, 2012
(In $ million)	SIG	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Corporate / unallocated*	Total
Earnings before interest, tax, depreciation and amortization (“EBITDA”)	104	58	45	127	151	101	(2)	584
Included in EBITDA:
Asset impairment charges	—	—	—	—	5	7	—	12
Business acquisition and integration costs	—	—	—	1	5	3	1	10
Equity method profit not distributed in cash	(4)	—	—	—	—	—	—	(4)
Fixed asset write-down	10	—	—	—	—	—	—	10
Manufacturing plant fire	—	—	—	—	(2)	—	—	(2)
Non-cash pension income	—	—	—	—	—	—	(12)	(12)
Operational process engineering-related consultancy costs	1	—	—	—	6	—	—	7
Restructuring costs (recoveries)	3	—	1	—	(2)	16	—	18
SEC registration costs	—	—	—	—	—	—	2	2
Unrealized (gain) loss on derivatives	9	(2)	5	6	(1)	—	—	17
VAT and custom duties on historical imports	(1)	—	—	—	—	—	—	(1)
Adjusted earnings before interest, tax, depreciation and amortization (“Adjusted EBITDA”)	122	56	51	134	162	127	(11)	641

*
Corporate/unallocated includes holding companies and certain debt issuer companies which support the entire Group and which are not part of a specific segment. It also includes eliminations of transactions and balances between segments.

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed financial statements
For the three and six month periods ended June 30, 2012

	For the six month period ended June 30, 2012
(In $ million)	SIG	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Corporate / unallocated*	Total
Total external revenue	987	779	637	1,201	1,688	1,611	—	6,903
Total inter-segment revenue	—	39	6	41	246	—	(332)	—
Total segment revenue	987	818	643	1,242	1,934	1,611	(332)	6,903
Gross profit	249	113	117	327	313	161	(2)	1,278
Expenses and other income	(167)	(29)	(62)	(130)	(115)	(140)	(12)	(655)
Share of profit of associates and joint ventures	11	1	—	—	—	—	—	12
Earnings before interest and tax (“EBIT”)	93	85	55	197	198	21	(14)	635
Financial income								134
Financial expenses								(801)
Loss before income tax								(32)
Income tax benefit								40
Profit after income tax								8

Earnings before interest and tax (“EBIT”)	93	85	55	197	198	21	(14)	635
Depreciation and amortization	111	28	36	64	138	191	—	568
Earnings before interest, tax, depreciation and amortization (“EBITDA”)	204	113	91	261	336	212	(14)	1,203

*
Corporate/unallocated includes holding companies and certain debt issuer companies which support the entire Group and which are not part of a specific segment. It also includes eliminations of transactions between segments.

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed financial statements
For the three and six month periods ended June 30, 2012

	For the six month period ended June 30, 2012
(In $ million)	SIG	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Corporate / unallocated*	Total
Earnings before interest, tax, depreciation and amortization (“EBITDA”)	204	113	91	261	336	212	(14)	1,203
Included in EBITDA:
Asset impairment charges	—	—	—	—	5	12	—	17
Business acquisition and integration costs	—	—	—	2	16	9	3	30
Equity method profit not distributed in cash	(7)	—	—	—	—	—	—	(7)
Fixed asset write-down	10	—	—	—	—	—	—	10
Gain on sale of businesses	—	—	—	—	(66)	—	—	(66)
Manufacturing plant fire	—	—	—	—	10	—	—	10
Non-cash inventory charge	—	—	—	3	6	—	—	9
Non-cash pension income	—	—	—	—	—	—	(25)	(25)
Operational process engineering-related consultancy costs	1	—	—	—	8	—	—	9
Restructuring costs	19	—	1	—	1	24	—	45
SEC registration costs	—	—	—	—	—	—	6	6
Unrealized (gain) loss on derivatives	6	(2)	1	4	(1)	—	—	8
VAT and customs duties on historical imports	(1)	—	—	—	—	—	—	(1)
Other	—	—	—	—	(2)	—	—	(2)
Adjusted earnings before interest, tax, depreciation and amortization (“Adjusted EBITDA”)	232	111	93	270	313	257	(30)	1,246
Segment assets as of June 30, 2012	3,035	1,445	1,797	5,037	5,887	4,283	860	22,344

*
Corporate/unallocated includes holding companies and certain debt issuer companies which support the entire Group and which are not part of a specific segment. It also includes eliminations of transactions and balances between segments. In addition, as of June 30, 2012, Corporate / unallocated includes $1,567 million of provisional goodwill related to the Graham Packaging acquisition (refer to note 18) that has not yet been allocated to the operating segments.

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed financial statements
For the three and six month periods ended June 30, 2012

	For the three month period ended June 30, 2011‡
(In $ million)	SIG	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice†	Graham Packaging	Corporate / unallocated*†	Total
Total external revenue	525	381	373	666	898	—	—	2,843
Total inter-segment revenue	—	9	3	18	163	—	(193)	—
Total segment revenue	525	390	376	684	1,061	—	(193)	2,843
Gross profit	108	32	60	155	135	—	—	490
Expenses and other income	(64)	(15)	(18)	(71)	(104)	—	(25)	(297)
Share of profit of associates and joint ventures	2	—	—	—	—	—	—	2
Earnings before interest and tax (“EBIT”)	46	17	42	84	31	—	(25)	195
Financial income								62
Financial expenses								(320)
Loss before income tax								(63)
Income tax benefit								13
Loss after income tax								(50)

Earnings before interest and tax (“EBIT”)	46	17	42	84	31	—	(25)	195
Depreciation and amortization	64	15	19	36	69	—	—	203
Earnings before interest, tax, depreciation and amortization (“EBITDA”)	110	32	61	120	100	—	(25)	398

‡
In accordance with IFRS 3 (revised) "Business Combinations," the information presented for the three month period ended June 30, 2011 has been revised to reflect the effect of the finalization of the purchase price accounting for the Pactiv acquisition. Refer to note 2.5.

†	The inter-segment revenue for the three month period ended June 30, 2011 has been revised to conform to the presentation of the three month period ended June 30, 2012. Refer to note 2.5.

*
Corporate/unallocated includes holding companies and certain debt issuer companies which support the entire Group and which are not part of a specific segment. It also includes eliminations of transactions and balances between segments.

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed financial statements
For the three and six month periods ended June 30, 2012

	For the three month period ended June 30, 2011‡
(In $ million)	SIG	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice†	Graham Packaging	Corporate / unallocated*†	Total
Earnings before interest, tax, depreciation and amortization (“EBITDA”)	110	32	61	120	100	—	(25)	398
Included in EBITDA:
Asset impairment charges	4	—	—	—	2	—	—	6
Business acquisition and integration costs	—	—	—	—	10	—	23	33
Business interruption costs (recoveries)	—	—	1	(1)	—	—	—	—
Equity method profit not distributed in cash	—	(1)	—	—	—	—	—	(1)
Gain on sale of businesses	—	—	(5)	—	—	—	—	(5)
Impact of purchase price accounting on inventories and leases	—	—	—	—	5	—	—	5
Non-cash inventory charge	—	—	—	1	2	—	—	3
Non-cash pension income	—	—	—	—	—	—	(15)	(15)
Operational process engineering-related consultancy costs	—	—	—	8	6	—	2	16
Restructuring costs	—	—	—	—	16	—	6	22
SEC registration costs	—	—	—	—	—	—	1	1
Unrealized (gain) loss on derivatives	—	—	(1)	11	3	—	—	13
Adjusted earnings before interest, tax, depreciation and amortization (“Adjusted EBITDA”)	114	31	56	139	144	—	(8)	476

‡
In accordance with IFRS 3 (revised) "Business Combinations," the information presented for the three month period ended June 30, 2011 has been revised to reflect the effect of the finalization of the purchase price accounting for the Pactiv acquisition. Refer to note 2.5.

†	The inter-segment revenue for the three month period ended June 30, 2011 has been revised to conform to the presentation of the three month period ended June 30, 2012. Refer to note 2.5.

*
Corporate/unallocated includes holding companies and certain debt issuer companies which support the entire Group and which are not part of a specific segment. It also includes eliminations of transactions and balances between segments.

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed financial statements
For the three and six month periods ended June 30, 2012

	For the six month period ended June 30, 2011‡
(In $ million)	SIG	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice†	Graham Packaging	Corporate / unallocated*†	Total
Total external revenue	986	763	665	1,195	1,601	—	—	5,210
Total inter-segment revenue	—	16	6	30	277	—	(329)	—
Total segment revenue	986	779	671	1,225	1,878	—	(329)	5,210
Gross profit	210	95	102	283	243	—	—	933
Expenses and other income	(124)	(29)	(42)	(136)	(204)	—	(30)	(565)
Share of profit of associates and joint ventures	8	—	—	—	—	—	—	8
Earnings before interest and tax (“EBIT”)	94	66	60	147	39	—	(30)	376
Financial income								163
Financial expenses								(701)
Loss before income tax								(162)
Income tax benefit								58
Loss after income tax								(104)

Earnings before interest and tax (“EBIT”)	94	66	60	147	39	—	(30)	376
Depreciation and amortization	126	30	38	73	139	—	—	406
Earnings before interest, tax, depreciation and amortization (“EBITDA”)	220	96	98	220	178	—	(30)	782

‡
In accordance with IFRS 3 (revised) "Business Combinations," the information presented for the six month period ended June 30, 2011 has been revised to reflect the effect of the finalization of the purchase price accounting for the Pactiv acquisition. Refer to note 2.5.

†	The inter-segment revenue for the six month period ended June 30, 2011 has been revised to conform to the presentation of the six month period ended June 30, 2012. Refer to note 2.5.

*
Corporate/unallocated includes holding companies and certain debt issuer companies which support the entire Group and which are not part of a specific segment. It also includes eliminations of transactions and balances between segments.

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed financial statements
For the three and six month periods ended June 30, 2012

	For the six month period ended June 30, 2011‡
(In $ million)	SIG	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice†	Graham Packaging	Corporate / unallocated*†	Total
Earnings before interest, tax, depreciation and amortization (“EBITDA”)	220	96	98	220	178	—	(30)	782
Included in EBITDA:
Asset impairment charges	4	—	—	—	2	—	—	6
Business acquisition and integration costs	—	—	—	—	12	—	23	35
Business interruption costs (recoveries)	—	—	1	(1)	—	—	—	—
Equity method profit not distributed in cash	(4)	(1)	—	—	—	—	—	(5)
Gain on sale of businesses	—	—	(5)	—	—	—	—	(5)
Impact of purchase price accounting on inventories and leases	—	—	—	—	5	—	—	5
Non-cash inventory charge	—	—	—	1	2	—	—	3
Non-cash pension expense (income)	—	—	—	1	2	—	(30)	(27)
Operational process engineering-related consultancy costs	—	—	—	9	9	—	3	21
Restructuring costs	1	—	1	9	39	—	18	68
SEC registration costs	—	—	—	—	—	—	1	1
Unrealized (gain) loss on derivatives	—	(1)	(1)	10	1	—	—	9
Adjusted earnings before interest, tax, depreciation and amortization (“Adjusted EBITDA”)	221	94	94	249	250	—	(15)	893
Segment assets as of December 31, 2011	3,218	1,373	1,759	4,882	5,826	4,305	525	21,888

‡
In accordance with IFRS 3 (revised) "Business Combinations," the information presented for the six month period ended June 30, 2011 has been revised to reflect the effect of the finalization of the purchase price accounting for the Pactiv acquisition. Refer to note 2.5.

†	The inter-segment revenue for the six month period ended June 30, 2011 has been revised to conform to the presentation of the six month period ended June 30, 2012. Refer to note 2.5.

*
Corporate/unallocated includes holding companies and certain debt issuer companies which support the entire Group and which are not part of a specific segment. It also includes eliminations of transactions and balances between segments. In addition, as of December 31, 2011, Corporate / unallocated includes $1,566 million of provisional goodwill related to the Graham Packaging acquisition that has not yet been allocated to the operating segments.

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed financial statements
For the three and six month periods ended June 30, 2012

7.	Other income

	For the three month period ended June 30,		For the six month period ended June 30,
(In $ million)	2012	2011	2012	2011
Gain on sale of business	—	5	66	5
Gain on sale of property, plant and equipment	1	—	3	—
Income from facility management	—	3	1	6
Income from miscellaneous services	1	—	3	—
Rental income from investment properties	1	1	1	3
Royalty income	1	—	2	1
Sale of by-products	7	8	13	15
Other	4	8	10	14
Total other income	15	25	99	44

During the six month period ended June 30, 2012, the Group sold the Pactiv Foodservice laminating operations in Louisville, Kentucky. Cash proceeds from the sale were $80 million (subject to customary post-closing working capital adjustments) resulting in a gain on sale of $66 million.

8.	Other expenses

	For the three month period ended June 30,		For the six month period ended June 30,
(In $ million)	2012	2011	2012	2011
Asset impairment charges	(12)	(6)	(17)	(6)
Business acquisition and integration costs	(10)	(33)	(30)	(35)
Manufacturing plant fire	2	—	(10)	—
Net foreign currency exchange loss	(4)	(3)	(5)	(7)
Operational process engineering-related consultancy costs	(7)	(16)	(9)	(21)
Restructuring costs	(18)	(22)	(45)	(68)
SEC registration costs	(2)	(1)	(6)	(1)
Unrealized losses on derivatives	(17)	(13)	(8)	(9)
Other	—	1	(1)	1
Total other expenses	(68)	(93)	(131)	(146)

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed financial statements
For the three and six month periods ended June 30, 2012

9.	Financial income and expenses

		For the three month period ended June 30,		For the six month period ended June 30,
(In $ million)	Note	2012	2011	2012	2011
Interest income		2	2	3	3
Interest income on related party loans	17	4	4	8	8
Net gain in fair values of derivatives		42	—	123	—
Net foreign currency exchange gain		—	56	—	152
Financial income		48	62	134	163
Interest expense:
August 2011 Credit Agreement		(76)	—	(152)	—
February 2011 Credit Agreement		—	(29)	—	(45)
2009 Credit Agreement		—	—	—	(29)
February 2012 Senior Notes		(31)	—	(46)	—
August 2011 Notes		(54)	—	(108)	—
February 2011 Notes		(39)	(38)	(78)	(63)
October 2010 Notes		(65)	(60)	(129)	(121)
May 2010 Senior Notes		(22)	(22)	(46)	(43)
2009 Senior Secured Notes		(33)	(38)	(66)	(73)
2007 Notes		(25)	(28)	(51)	(55)
Pactiv 2012 Notes		—	(3)	(3)	(7)
Pactiv 2017 Notes		(6)	(6)	(12)	(12)
Pactiv 2018 Notes		(1)	(1)	(1)	(1)
Pactiv 2025 Notes		(5)	(5)	(11)	(11)
Pactiv 2027 Notes		(4)	(4)	(8)	(8)
Graham Packaging 2014 Notes		—	—	(7)	—
Related party borrowings		(1)	—	(1)	—
Amortization of:
Debt issuance costs:
August 2011 Credit Agreement		(2)	—	(4)	—
February 2011 Credit Agreement		—	(1)	—	(1)
2009 Credit Agreement(a)		—	—	—	(86)
February 2012 Senior Notes		(1)	—	(1)	—
August 2011 Notes		(2)	—	(3)	—
February 2011 Notes		(1)	(1)	(1)	(1)
October 2010 Notes		(2)	(2)	(4)	(5)
May 2010 Senior Notes		(1)	—	(2)	(1)
2009 Senior Secured Notes		(2)	(2)	(4)	(4)
2007 Notes		(1)	(1)	(2)	(2)
Debt commitment letter fees(b)		—	(25)	—	(25)
Fair value adjustment on acquired notes		—	3	10	5
Original issue discounts(a)		(2)	(1)	(4)	(39)
Embedded derivatives		2	1	10	3
Net loss in fair values of derivatives		—	(53)	—	(71)
Net foreign currency exchange loss		(101)	—	(50)	—
Premium on extinguishment of debt		—	—	(17)	—
Other		(5)	(4)	(10)	(6)
Financial expenses		(480)	(320)	(801)	(701)
Net financial expenses		(432)	(258)	(667)	(538)

(a)
In February 2011, the 2009 Credit Agreement was repaid in full with the proceeds from the February 2011 Notes and the February 2011 Credit Agreement. As a result of such repayments, the unamortized debt issuance cost of $86 million and unamortized original issue discount of $38 million related to the 2009 Credit Agreement were expensed during the six month period ended June 30, 2011.

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed financial statements
For the three and six month periods ended June 30, 2012

(b)
A debt commitment letter to fund the Graham Packaging acquisition (refer to note 18) was initially for an amount up to $5 billion and was subject to certain conditions and adjustments, and resulted in the Group incurring $68 million of fees. The proceeds from the issuance of the August 2011 Notes and drawings under the August 2011 Credit Agreement were used to finance the Graham Packaging acquisition. As the commitments under the debt commitment letter were not utilized, the Group expensed $25 million of the fees during the six month period ended June 30, 2011.

Refer to note 14 for information on the Group's borrowings.

10.    Income tax

	For the three month period ended June 30,		For the six month period ended June 30,
(In $ million)	2012	2011	2012	2011
Reconciliation of effective tax rate
Loss before income tax	(128)	(63)	(32)	(162)
Income tax benefit using the New Zealand tax rate of 28%	36	17	9	45
Effect of tax rate differences in foreign jurisdictions	15	11	14	25
Effect of tax rates in state and local tax	1	1	(1)	4
Non-deductible expenses and permanent differences	(34)	(5)	(33)	(7)
Withholding tax	(7)	(7)	(11)	(9)
Tax benefit of alternative fuel mixture credits	96	—	96	—
Tax rate modifications	(1)	(2)	(1)	(3)
Recognition of previously unrecognized tax losses and temporary differences	—	(5)	—	7
Unrecognized tax losses and temporary differences	(37)	1	(39)	(1)
Tax uncertainties	3	—	4	(1)
Other	2	3	2	(1)
Over (under) provided in prior periods	(1)	(1)	—	(1)
Total income tax benefit	73	13	40	58

In May 2012, the Evergreen segment submitted a refund claim to the IRS to exclude $235 million of Alternate Fuel Mixture Credits from 2009 taxable income. The refund claim was submitted to the IRS in the course of Evergreen's 2009 federal tax examination. In the same month, Evergreen received a Notice of Proposed Adjustment from the IRS, allowing the refund claim in full. As a result, the Group recognized $96 million of tax benefit in the three and six month periods ended June 30, 2012. The Group's current income tax receivable increased by $13 million and net U.S. deferred tax liability decreased by $83 million as a result of the recognition of this tax benefit.

11.    Inventories

(In $ million)	As of June 30, 2012	As of December 31, 2011
Raw materials and consumables	503	556
Work in progress	203	229
Finished goods	953	898
Engineering and maintenance materials	160	159
Provision against inventories	(68)	(69)
Total inventories	1,751	1,773

During the three and six month periods ended June 30, 2012, the raw materials elements of inventory recognized as a component of cost of sales totaled $1,684 million and $3,199 million, respectively (three and six month periods ended June 30, 2011: $1,303 million and $2,344 million, respectively).

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed financial statements
For the three and six month periods ended June 30, 2012

12.    Property, plant and equipment

(In $ million)	Land	Buildings and improve-ments	Plant and equipment	Capital work in progress	Leased assets lessor	Finance leased assets	Total
Cost	232	1,019	4,210	353	351	25	6,190
Accumulated depreciation	—	(227)	(1,383)	—	(178)	(3)	(1,791)
Accumulated impairment losses	—	(5)	(18)	—	—	—	(23)
Balance as of June 30, 2012	232	787	2,809	353	173	22	4,376
Cost	239	1,019	4,041	330	334	28	5,991
Accumulated depreciation	—	(178)	(1,112)	—	(156)	(4)	(1,450)
Accumulated impairment losses	(2)	—	(4)	—	—	—	(6)
Balance as of December 31, 2011	237	841	2,925	330	178	24	4,535
The total depreciation charge of $192 million and $383 million for the three and six month periods ended June 30, 2012, respectively, is recognized in the statements of comprehensive income as a component of cost of sales (three month period: $186 million, six month period: $370 million), selling, marketing and distribution expenses (three month period: $1 million, six month period: $2 million) and general and administration expenses (three month period: $5 million, six month period: $11 million). The total depreciation charge of $134 million and $266 million for the three and six month periods ended June 30, 2011, respectively, is recognized in the statements of comprehensive income as a component of cost of sales (three month period: $129 million, six month period: $255 million), selling, marketing and distribution expenses (three month period: $1 million, six month period: $2 million) and general and administration expenses (three month period: $4 million, six month period: $9 million).
During the three and six month periods ended June 30, 2012, $7 million and $21 million, respectively, of impairment charges were recognized (three and six month periods ended June 30, 2011: $2 million and $2 million, respectively).
The Group leases plant and equipment under finance leases. The leased plant and equipment secures the lease obligations.
Refer to note 14 for details of security granted over property, plant and equipment and other assets.
13.    Intangible assets

(In $ million)	Goodwill	Trademarks	Customer relationships	Technology & software	Other	Total
Cost	6,240	2,054	3,744	889	235	13,162
Accumulated amortization	—	(30)	(552)	(174)	(112)	(868)
Accumulated impairment losses	—	—	—	—	(3)	(3)
Balance as of June 30, 2012	6,240	2,024	3,192	715	120	12,291
Cost	6,286	2,058	3,758	1,089	241	13,432
Accumulated amortization	—	(24)	(447)	(321)	(109)	(901)
Balance as of December 31, 2011	6,286	2,034	3,311	768	132	12,531
The total amortization charge of $88 million and $185 million for the three and six month periods ended June 30, 2012, respectively, is recognized in the statements of comprehensive income as a component of cost of sales (three month period: $24 million, six month period: $53 million) and general and administration expenses (three month period: $64 million, six month period: $132 million). The total amortization charge of $68 million and $139 million for the three and six month periods ended June 30, 2011, respectively, is recognized in the statements of comprehensive income as a component of cost of sales (three month period: $21 million, six month period: $43 million) and general and administration expenses (three month period: $47 million, six month period: $96 million).
Intangible assets include unallocated goodwill of $1,567 million in respect of the Graham Packaging acquisition that has been determined on a provisional basis. Refer to note 18 regarding the details of the purchase price allocation and associated impact on the Group's financial statements.
13.1    Impairment testing for CGUs containing indefinite life intangible assets
Goodwill, certain trademarks and certain other identifiable intangible assets are the only intangible assets with indefinite useful lives and are therefore not subject to amortization. Instead, recoverable amounts are calculated annually as well as whenever there is an indication that they may be impaired. There were no indicators of impairment as of June 30, 2012.

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed financial statements
For the three and six month periods ended June 30, 2012

14.    Borrowings

(In $ million)	Note	As of June 30, 2012	As of December 31, 2011
August 2011 Credit Agreement(a)(u)		46	247
Pactiv 2012 Notes(m)(x)		—	253
Non-interest bearing related party borrowings	17	1	1
Other borrowings(z)		22	20
Current borrowings		69	521
August 2011 Credit Agreement(a)(u)		4,417	4,243
February 2012 Senior Notes(b)(v)		1,222	—
August 2011 Senior Secured Notes(c)(v)		1,469	1,468
August 2011 Senior Notes(d)(v)		974	972
February 2011 Senior Secured Notes(e)(v)		999	999
February 2011 Senior Notes(f)(v)		993	993
October 2010 Senior Secured Notes(g)(v)		1,474	1,473
October 2010 Senior Notes(h)(v)		1,468	1,466
May 2010 Senior Notes(i)(v)		982	980
2009 Senior Secured Notes(j)(v)		1,632	1,642
2007 Senior Notes(k)(w)		591	606
2007 Senior Subordinated Notes(l)(w)		516	530
Pactiv 2017 Notes(n)(x)		313	314
Pactiv 2018 Notes(o)(x)		17	17
Pactiv 2025 Notes(p)(x)		269	269
Pactiv 2027 Notes(q)(x)		197	197
Graham Packaging 2014 Notes(r)(y)		—	367
Graham Packaging 2017 Notes(s)(y)		—	14
Graham Packaging 2018 Notes(t)(y)		—	19
Related party borrowings	17	—	23
Other borrowings(z)		25	33
Non-current borrowings		17,558	16,625
Total borrowings		17,627	17,146

(In $ million)	As of June 30, 2012	As of December 31, 2011
(a) August 2011 Credit Agreement (current and non-current)	4,542	4,574
Debt issuance costs	(61)	(65)
Original issue discount	(18)	(19)
Carrying amount	4,463	4,490
(b) February 2012 Senior Notes	1,250	—
Debt issuance costs	(34)	—
Embedded derivative	6	—
Carrying amount	1,222	—
(c) August 2011 Senior Secured Notes	1,500	1,500
Debt issuance costs	(32)	(33)
Original issue discount	(10)	(11)
Embedded derivative	11	12
Carrying amount	1,469	1,468

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed financial statements
For the three and six month periods ended June 30, 2012

(In $ million)	As of June 30, 2012	As of December 31, 2011
(d) August 2011 Senior Notes	1,000	1,000
Debt issuance costs	(26)	(27)
Original issue discount	(6)	(7)
Embedded derivative	6	6
Carrying amount	974	972
(e) February 2011 Senior Secured Notes	1,000	1,000
Debt issuance costs	(15)	(15)
Embedded derivative	14	14
Carrying amount	999	999
(f) February 2011 Senior Notes	1,000	1,000
Debt issuance costs	(17)	(17)
Embedded derivative	10	10
Carrying amount	993	993
(g) October 2010 Senior Secured Notes	1,500	1,500
Debt issuance costs	(34)	(35)
Embedded derivative	8	8
Carrying amount	1,474	1,473
(h) October 2010 Senior Notes	1,500	1,500
Debt issuance costs	(41)	(43)
Embedded derivative	9	9
Carrying amount	1,468	1,466
(i) May 2010 Senior Notes	1,000	1,000
Debt issuance costs	(26)	(28)
Embedded derivative	8	8
Carrying amount	982	980
(j) 2009 Senior Secured Notes	1,691	1,707
Debt issuance costs	(54)	(59)
Original issue discount	(15)	(17)
Embedded derivative	10	11
Carrying amount	1,632	1,642
(k) 2007 Senior Notes	604	621
Debt issuance costs	(13)	(15)
Carrying amount	591	606
(l) 2007 Senior Subordinated Notes	528	544
Debt issuance costs	(12)	(14)
Carrying amount	516	530
(m) Pactiv 2012 Notes	—	249
Fair value adjustment at acquisition	—	4
Carrying amount	—	253
(n) Pactiv 2017 Notes	300	300
Fair value adjustment at acquisition	13	14
Carrying amount	313	314
(o) Pactiv 2018 Notes	16	16
Fair value adjustment at acquisition	1	1
Carrying amount	17	17
(p) Pactiv 2025 Notes	276	276
Fair value adjustment at acquisition	(7)	(7)
Carrying amount	269	269
(q) Pactiv 2027 Notes	200	200
Fair value adjustment at acquisition	(3)	(3)
Carrying amount	197	197

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed financial statements
For the three and six month periods ended June 30, 2012

(In $ million)	As of June 30, 2012	As of December 31, 2011
(r) Graham Packaging 2014 Notes	—	355
Fair value adjustment at acquisition	—	5
Embedded derivative	—	7
Carrying amount	—	367
(s) Graham Packaging 2017 Notes	—	14
Carrying amount	—	14
(t) Graham Packaging 2018 Notes	—	19
Carrying amount	—	19

(u)         August 2011 Credit Agreement

The Company and certain members of the Group are parties to an amended and restated senior secured credit agreement dated August 9, 2011 (the “August 2011 Credit Agreement”), which amended and restated the terms of the February 2011 Credit Agreement (as defined in the Group's annual financial statements for the year ended December 31, 2011). The August 2011 Credit Agreement comprises the following term and revolving tranches:

			Original facility value (in million)	Value drawn or utilized at	Applicable interest rate for the six
				June 30, 2012	month period ended
	Currency	Maturity date		(in million)	June 30, 2012
Term Tranches
Tranche B Term Loan	$	February 9, 2018	2,325	2,271	6.500%
Tranche C Term Loan	$	August 9, 2018	2,000	1,964	6.500%
European Term Loan	€	February 9, 2018	250	244	6.750%
Revolving Tranches (1)
Revolving Tranche	$	November 5, 2014	120	71	—
Revolving Tranche	€	November 5, 2014	80	17	—

(1)     The Revolving Tranches were utilized in the form of bank guarantees and letters of credit.

The Company and certain members of the Group have guaranteed on a senior basis the obligations under the August 2011 Credit Agreement and related documents to the extent permitted by law. Certain guarantors have granted security over certain of their assets to support the obligations under the August 2011 Credit Agreement. This security is expected to be shared on a first priority basis with the note holders under the 2009 Senior Secured Notes, the October 2010 Senior Secured Notes, the February 2011 Senior Secured Notes and the August 2011 Senior Secured Notes (each as defined below, and together the “Secured Notes”).

Indebtedness under the August 2011 Credit Agreement may be voluntarily repaid in whole or in part, subject to a 1% prepayment premium in the case of refinancing and certain pricing amendments within specified timeframes, and must be mandatorily repaid in certain circumstances. The borrowers also make quarterly amortization payments of 0.25% of the original outstanding principal in respect of the term loans. The additional principal amortization payments of $50 million per quarter are no longer applicable as, effective March 2012, the Graham Packaging Holdings Company and certain of its subsidiaries now guarantee the August 2011 Credit Agreement. The borrowers are also required to make annual prepayments of term loans with up to 50% of excess cash flow (which will be reduced to 25% if a specified senior secured leverage ratio is met) as determined in accordance with the August 2011 Credit Agreement.

The August 2011 Credit Agreement contains customary covenants which restrict the Group from certain activities including, among other things, incurring debt, creating liens over assets, selling or acquiring assets and making restricted payments, in each case except as permitted under the August 2011 Credit Agreement. The Group also has a minimum interest coverage ratio covenant, a maximum senior secured leverage ratio covenant, as well as limitations on capital expenditures. In addition, total assets of the non-guarantor companies (excluding intra-group items but including investments in subsidiaries) are required to be 20% or less of the adjusted consolidated total assets of the Group, and the aggregate of the EBITDA of the non-guarantor companies is required to be 20% or less of the consolidated EBITDA of the Group, in each case calculated in accordance with the August 2011 Credit Agreement and may differ from the measure of Adjusted EBITDA as disclosed in note 6.
As of June 30, 2012, the Group was in compliance with all of its covenants.

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed financial statements
For the three and six month periods ended June 30, 2012

(v)        Notes outstanding

Certain of the Group's borrowings issued by Reynolds Group Issuer LLC, Reynolds Group Issuer Inc. and Reynolds Group Issuer (Luxembourg) S.A. (together, the "Reynolds Issuers") are summarized below:

	Currency	Issue date	Principal amounts issued (in million)	Interest rate	Maturity date	Semi-annual interest payment dates
February 2012 Senior Notes[1]	$	February 15, 2012	1,250	9.875%	August 15, 2019	February 15 and August 15
August 2011 Senior Secured Notes	$	August 9, 2011	1,500	7.875%	August 15, 2019	February 15 and August 15
August 2011 Senior Notes	$	August 9, 2011	1,000	9.875%	August 15, 2019	February 15 and August 15
February 2011 Senior Secured Notes	$	February 1, 2011	1,000	6.875%	February 15, 2021	February 15 and August 15
February 2011 Senior Notes	$	February 1, 2011	1,000	8.250%	February 15, 2021	February 15 and August 15
October 2010 Senior Secured Notes	$	October 15, 2010	1,500	7.125%	April 15, 2019	April 15 and October 15
October 2010 Senior Notes	$	October 15, 2010	1,500	9.000%	April 15, 2019	April 15 and October 15
May 2010 Senior Notes	$	May 4, 2010	1,000	8.500%	May 15, 2018	May 15 and November 15
2009 Senior Secured Notes (Dollar)	$	November 5, 2009	1,125	7.750%	October 15, 2016	April 15 and October 15
2009 Senior Secured Notes (Euro)	€	November 5, 2009	450	7.750%	October 15, 2016	April 15 and October 15

(1) Refer to note 21 for a discussion of the exchange of February 2012 Senior Notes for additional August 2011 Senior Notes.

The August 2011 Senior Secured Notes and the August 2011 Senior Notes are collectively defined as the "August 2011 Notes." The February 2011 Senior Secured Notes and the February 2011 Senior Notes are collectively defined as the "February 2011 Notes." The October 2010 Senior Secured Notes and the October 2010 Senior Notes are collectively defined as the "October 2010 Notes." The 2009 Senior Secured Notes (Dollar) and the 2009 Senior Secured Notes (Euro) are collectively defined as the "2009 Senior Secured Notes."

Assets pledged as security for loans and borrowings

The shares in Beverage Packaging Holdings (Luxembourg) I S.A. (“BP I”) (a wholly-owned subsidiary of the Company) have been pledged as collateral to support the obligations under the August 2011 Credit Agreement and the Secured Notes. In addition, BP I and certain subsidiaries of BP I have pledged certain of their assets (including shares and equity interests) as collateral to support the obligations under the August 2011 Credit Agreement and the Secured Notes.
Terms governing the Notes

As used herein, “Notes” refers to the February 2012 Senior Notes, the August 2011 Notes, the February 2011 Notes, the October 2010 Notes, the May 2010 Senior Notes and the 2009 Senior Secured Notes, but not the 2007 Notes (as defined below).

Additional information regarding the Notes

The guarantee and security arrangements, indenture restrictions, early redemption options and change in control provisions for the February 2012 Senior Notes are consistent with the other series of Notes which are unchanged from December 31, 2011. Refer to note 21 for a discussion of the exchange offer and consent solicitation for the February 2012 Senior Notes and the removal of certain indenture restrictions and other provisions with respect to the remaining outstanding principal amount of February 2012 Senior Notes following the consummation of the exchange offer and consent solicitation.

SEC registrations and exchange offers

The indentures governing the Notes provided that if the Reynolds Issuers failed to file and have declared effective, by certain dates, a registration statement with the Securities and Exchange Commission (“SEC”) pursuant the Securities Act of 1933, as amended, for a registered offer to exchange the Notes for new registered notes having terms substantially identical to the terms of the original Notes, the Reynolds Issuers would be required to pay additional interest on the Notes for certain periods of time. The additional interest was effective 12 months from the relevant date of issuance of the Notes, up to a maximum of 1.00% per annum for 12 months. The registration statement with respect to the Notes other than the February 2012 Senior Notes was declared effective by the SEC on June 25, 2012, and the exchange offer for the new notes closed on July 25, 2012. The registration statement with respect to the February 2012 Senior Notes was declared effective by the SEC on July 12, 2012, and the exchange offer and consent solicitation for the new notes closed on August 10, 2012. Refer to note 21 for a discussion of the exchange offer and consent solicitation for the February 2012 Senior Notes. The 2007 Notes were not covered by such registration statements or exchange offers.

Additional interest on the February 2011 Notes commenced on February 1, 2012, and ended on July 25, 2012. Additional interest on the

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed financial statements
For the three and six month periods ended June 30, 2012

October 2010 Notes commenced on October 15, 2011, and ended on July 25, 2012. Additional interest on the May 2010 Senior Notes commenced on May 4, 2011, and ended on May 4, 2012. For the three and six month periods ended June 30, 2012, the Group expensed additional interest of $2 million and $3 million, respectively, related to the February 2011 Notes, $5 million and $9 million, respectively, related to the October 2010 Notes and $1 million and $3 million, respectively, related to the May 2010 Senior Notes. As of June 30, 2012, the accrued additional interest related to these series of notes was $8 million.

(w)         2007 Notes
On June 29, 2007, Beverage Packaging Holdings (Luxembourg) II S.A (“BP II”) (a wholly-owned subsidiary of the Company) issued €480 million principal amount of 8.000% senior notes due 2016 (the “2007 Senior Notes”) and €420 million principal amount of 9.500% senior subordinated notes due 2017 (the “2007 Senior Subordinated Notes” and, together with the 2007 Senior Notes, the “2007 Notes”). Interest on the 2007 Notes is paid semi-annually on June 15 and December 15.
The guarantee and security arrangements, indenture restrictions, and change of control provisions are unchanged from December 31, 2011.
(x)     Pactiv Notes

As of June 30, 2012, the Group had outstanding the following notes issued by Pactiv LLC (formerly Pactiv Corporation) (defined below, and together the "Pactiv Notes"):

	Currency	Date acquired by the Group	Principal amounts outstanding (in $ million)	Interest rate	Maturity date	Semi-annual interest payment dates
Pactiv 2017 Notes	$	November 16, 2010	300	8.125%	June 15, 2017	June 15 and December 15
Pactiv 2018 Notes	$	November 16, 2010	16	6.400%	January 15, 2018	January 15 and July 15
Pactiv 2025 Notes	$	November 16, 2010	276	7.950%	December 15, 2025	June 15 and December 15
Pactiv 2027 Notes	$	November 16, 2010	200	8.375%	April 15, 2027	April 15 and October 15
The guarantee arrangements, indenture restrictions and redemption terms are unchanged from December 31, 2011.
During the six month period ended June 30, 2012, the Group redeemed and discharged the Pactiv 2012 Notes (as previously defined in the Group's annual financial statements for the year ended December 31, 2011).

(y)     Graham Packaging Notes

During the six month period ended June 30, 2012, the Group redeemed and discharged the Graham Packaging Notes (as previously defined in the Group's annual financial statements for the year ended December 31, 2011).

(z)     Other borrowings
As of June 30, 2012, in addition to the August 2011 Credit Agreement, the Notes, the 2007 Notes and the Pactiv Notes, the Group had a number of unsecured working capital facilities extended to certain operating companies of the Group. These facilities bear interest at floating or fixed rates.
As of June 30, 2012, the Group had local working capital facilities in a number of jurisdictions which are secured by the collateral under the August 2011 Credit Agreement, the Secured Notes and certain other assets. The local working capital facilities which are secured by the collateral under the August 2011 Credit Agreement and the Secured Notes rank pari passu with the obligations under the August 2011 Credit Agreement and the Secured Notes. As of June 30, 2012, the secured facilities were utilized in the amount of $22 million (December 31, 2011: $25 million) in the form of short-term bank overdrafts, letters of credit and bank guarantees.
Other borrowings as of June 30, 2012, also included finance lease obligations of $25 million (December 31, 2011: $28 million).

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed financial statements
For the three and six month periods ended June 30, 2012

15.    Provisions

(In $ million)	Legal	Asset retirement obligations	Restructuring	Workers’ compensation	Other	Total
Current	7	3	46	22	18	96
Non-current	29	31	6	25	42	133
Balance as of June 30, 2012	36	34	52	47	60	229
Current	7	3	33	24	31	98
Non-current	30	30	3	26	38	127
Balance as of December 31, 2011	37	33	36	50	69	225

The restructuring actions across the Group have resulted in the recognition of $18 million and $45 million of restructuring expenses for the three and six month periods ended June 30, 2012, respectively (three and six month periods ended June 30, 2011: $22 million and $68 million, respectively). These restructuring expenses are primarily related to employee severance and have been or will be settled in cash.

Other provisions at June 30, 2012 included $19 million related to onerous lease provisions, $14 million related to warranty provisions and $7 million related to environmental remediation programs.

16.    Equity

16.1    Share capital

Number of shares	For the six month period ended June 30, 2012	For the twelve month period ended December 31, 2011
Balance at the beginning of the period	111,000,004	111,000,004
Issue of shares	—	—
Balance	111,000,004	111,000,004

All issued ordinary shares are fully paid and have no par value.
The holder of the shares is entitled to receive dividends as declared from time to time and is entitled to one vote per share. All shares rank equally with regard to the Company’s residual assets in the event of a wind-up.
16.2    Other reserves

The interim unaudited condensed statement of financial position as of June 30, 2012 presents negative equity of $131 million compared to negative equity of $177 million as of December 31, 2011. The reduction in negative equity is primarily attributable to the current period profit. Total equity had been reduced by the Group's accounting for the common control acquisitions of the Closures segment and Reynolds consumer products business in 2009, and of the Evergreen segment and Reynolds foodservice packaging business in 2010. The Group accounts for acquisitions under common control of its ultimate shareholder, Mr. Graeme Hart, using the carry-over or book value method. Under the carry-over or book value method, the business combinations do not change the historical carrying value of the assets and liabilities of the businesses acquired. The excess of the purchase price over the carrying values of the share capital acquired is recognized as a reduction in equity. As of June 30, 2012, the common control transactions had generated a reduction in equity of $1,561 million.

16.3    Dividends
There were no dividends declared or paid by the Company during the three and six month periods ended June 30, 2012 or during the three and six month periods ended June 30, 2011.
17.    Related parties

Parent and ultimate controlling party
The immediate parent of the Company is Packaging Finance Limited, the ultimate parent of the Company is Packaging Holdings Limited and the ultimate shareholder is Mr. Graeme Hart.
Related party transactions
The transactions and balances outstanding with joint ventures are with SIG Combibloc Obeikan FZCO and SIG Combibloc Obeikan Company Limited. All other related parties detailed below have a common ultimate shareholder. The entities and types of transactions with which the Group entered into related party transactions during the three and six month periods ended June 30, 2012 and 2011, are detailed below:

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed financial statements
For the three and six month periods ended June 30, 2012

	Transaction values				Balances outstanding as of
	For the three month period ended June 30,		For the six month period ended June 30,
(In $ million)	2012	2011	2012	2011	June 30, 2012	December 31, 2011
Transactions with the immediate and ultimate parent companies
Loan payable to ultimate parent(a)	—	—	—	—	(1)	(1)
Transactions with joint ventures
Sale of goods(b)	38	43	80	68	42	25
Purchase of goods(b)	—	—	—	(4)	—	—
Transactions with other related parties
Trade receivables
BPC United States Inc.					4	4
Sale of services	—	1	—	2
Carter Holt Harvey Limited					—	—
Sale of goods	—	—	—	2
Carter Holt Harvey Packaging Pty Limited					—	—
Sale of goods	—	—	—	4
Carter Holt Harvey Pulp & Paper Limited					1	—
Sale of goods	—	1	1	2
FRAM Group Operations LLC					1	1
Recharges	1	—	1	—
United Components, Inc.					—	1
Trade payables
Carter Holt Harvey Limited					—	(1)
Purchase of goods	(2)	(5)	(5)	(5)
Carter Holt Harvey Pulp & Paper Limited					(3)	(5)
Purchase of goods	(8)	(11)	(15)	(20)
Rank Group Limited					(13)	(47)
Recharges(c)	(10)	(20)	(19)	(29)
Rank Group North America, Inc.					1	—
Recharges (d)	(7)	—	(14)	—
Loans receivable
Rank Group Limited(e)					288	271
Interest income	4	4	8	8
Loans payable
Reynolds Treasury (NZ) Limited(f)					—	(23)
Interest expense	(1)	—	(1)	—
Receivable related to transfer of tax losses to:
Carter Holt Harvey Limited					5	5
Payable related to transfer of tax losses to:
BPC Finance (N.Z.) Limited					(3)	(3)
Evergreen Packaging New Zealand Limited					—	—
Transfer of tax losses	—	—	(3)	—
Rank Group Investments Limited					(3)	(2)
Reynolds Packaging Group (NZ) Limited					—	—
Transfer of tax losses	—	—	(7)	—

(a)	The advance due to Packaging Holdings Limited is non-interest bearing, unsecured and repayable on demand.

(b)
All transactions with joint ventures are settled in cash. Sales of goods and services are negotiated on a cost-plus basis allowing a margin ranging from 3% to 6%. All amounts are unsecured, non-interest bearing and repayable on demand.

(c)
Represents certain costs paid by Rank Group Limited on behalf of the Group that were subsequently recharged to the Group. These costs are primarily related to the Group's financing and acquisition activities.

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed financial statements
For the three and six month periods ended June 30, 2012

(d)	Represents certain costs paid by Rank Group North America, Inc. on behalf of the Group that were subsequently recharged to the Group. These costs are primarily related to services provided.

(e)
The loan receivable from Rank Group Limited accrues interest at a rate based on the average 90-day New Zealand bank bill rate, set quarterly, plus a margin of 3.25%. Interest is only charged or accrued if demanded by the lender. During the six month period ended June 30, 2012, interest was charged at 5.89% to 5.99% (six month period ended June 30, 2011: 5.90% to 6.25%). The advance is unsecured and repayable on demand. This loan is subordinated on terms such that no payments can be made until the obligations under a senior secured credit facility of Rank Group Limited are repaid in full.

(f)
On August 23, 2011, the Group borrowed the Euro equivalent of $25 million from Reynolds Treasury (NZ) Limited. The loan bore interest at the greater of 2% and the 3 month EURIBOR rate, plus 4.875%. The loan was repaid in June 2012.

18.    Business combinations

18.1    Graham Packaging

On September 8, 2011, the Group acquired 100% of the outstanding shares of Graham Packaging Company Inc. (“Graham Packaging”) and units of Graham Packaging Holdings, L.P. for an aggregate purchase price of $1,797 million. The consideration was paid in cash. There is no contingent consideration payable.

Graham Packaging is a leading global supplier of value-added rigid plastic containers for the food, specialty beverage and consumer products markets.

Funding for the purchase of the shares, the repayment of $1,935 million of certain existing indebtedness of Graham Packaging and associated transaction costs was provided through the combination of the $1,500 million principal amount of the August 2011 Senior Secured Notes, a portion of the $1,000 million principal amount of the August 2011 Senior Notes, the $2,000 million principal amount of the August 2011 Credit Agreement and available cash.

The following table provides a summary of the values allocated to assets, liabilities and contingent liabilities as of the date of acquisition. As noted in the table below, certain assets and liabilities have been recognized on a provisional basis. In respect of the preliminary valuations of property, plant and equipment and intangible assets (excluding goodwill), management, with the assistance of third party valuers, is still in the process of reviewing the preliminary valuation reports for these assets. In respect of the other account balances that continue to be recognized on a provisional basis, management is continuing to review the underlying reconciliations and supporting data in respect of certain components of these account balances. The finalization of these preliminary purchase price allocations will have implications on the measurement of deferred tax assets and liabilities. The preliminary valuations will be finalized no later than September 8, 2012.

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed financial statements
For the three and six month periods ended June 30, 2012

(In $ million)	Amounts recognized on September 8, 2011(a)	Measurement period adjustments(b)	Provisional values as of June 30, 2012(c)
Cash and cash equivalents	146	—	146
Trade and other receivables*	338	—	338
Inventories	300	—	300
Current tax assets*	3	1	4
Assets held for sale*	7	—	7
Investments in associates	1	—	1
Deferred tax assets*	7	1	8
Property, plant and equipment*	1,438	(37)	1,401
Intangible assets (excluding goodwill)*	1,679	695	2,374
Derivative assets	9	—	9
Other current and non-current assets*	19	—	19
Trade and other payables*	(694)	1	(693)
Current tax liabilities*	(10)	(33)	(43)
Borrowings	(2,852)	—	(2,852)
Deferred tax liabilities*	(405)	(183)	(588)
Provisions and employee benefits*	(201)	2	(199)
Net assets (liabilities) acquired	(215)	447	232
Goodwill on acquisition*	2,012	(447)	1,565
Net assets acquired	1,797	—	1,797
Consideration paid in cash	1,797	—	1,797
Net cash acquired	(146)	—	(146)
Net cash outflow	1,651	—	1,651

*    Value determined on a provisional basis.

(a)	Represents the preliminary values of assets, liabilities and contingent liabilities recognized on the acquisition date based on estimated fair values.

(b)
The measurement period adjustments predominantly relate to changes in the fair values of separately identifiable intangible assets. Other measurement period adjustments to date have arisen from changes in the estimated fair values of property, plant and equipment as the Group continues to revise the valuations of these assets with the third party valuation firms. The changes in fair values of the separately identifiable intangible assets and property, plant and equipment resulted in a net increase in deferred tax liabilities. All measurement period adjustments to date were recorded during the period ended December 31, 2011.

(c)	Represents the provisional allocation of the purchase price as of June 30, 2012. Management is in the process of reviewing and finalizing balances.

In undertaking the Group's preliminary evaluation of the allocation of the purchase price, management has taken into consideration a number of market participant factors such as the historical margins achieved by the acquired operations, the contractual terms of certain agreements and in certain more complex areas sought the assistance of third party professionals who have an appropriate level of understanding of market-based valuation techniques. These factors will continue to be refined and revised as necessary as management continues to finalize its preliminary assessment.

The provisional fair value of trade receivables is $319 million. The gross contractual amount of trade receivables is $321 million, of which $2 million is expected to be uncollectible.

The provisional goodwill of $1,565 million recognized on the acquisition is mainly attributable to the skills of the acquired work force and the synergies expected to be achieved from combining Graham Packaging into the Group. The procurement synergies will result primarily from leveraging raw material purchasing and sharing best practices across the Group. The operational synergies will result primarily from a more efficient plant footprint and sharing of manufacturing best practices across the Group. Goodwill of $411 million is expected to be deductible for income tax purposes.

As part of its preliminary assessment of the purchase price accounting for the Graham Packaging acquisition, management has identified on a provisional basis the following significant identifiable intangible assets and assessed their preliminary fair value and estimated useful life:

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed financial statements
For the three and six month periods ended June 30, 2012

Types of identifiable intangible assets	Fair value (in $ million)	Estimated useful lives
Trade names	250	Indefinite
Customer relationships	1,574	18 to 22 years
Technology	547	10 to 15 years
Land use rights	3	43 years
	2,374

Trade name

The Graham Packaging trade name has been valued as a business to business trade name with an indefinite life.

Customer relationships

Graham Packaging's operations are characterized by contractual arrangements with customers for the supply of finished packaging products. The separately identifiable intangible asset reflects the estimated value that is attributable to the existing contractual arrangements and the value that is expected from the ongoing relationships beyond the existing contractual periods. The preliminary assessment of the average estimated useful life is 18 to 22 years.

Technology

Graham Packaging's operations include certain proprietary knowledge and processes that have been internally developed. The business operates in product categories where customers and end-users value the technology and innovation that Graham Packaging's custom plastic containers offer as an alternative to traditional packaging materials. The preliminary assessment of the useful life is between 10 and 15 years.

Pre-acquisition Results

Prior to the acquisition, Graham Packaging reported its results under U.S. GAAP. Accordingly, it is not practical to illustrate the provisional impact that the preliminary fair value adjustments had on the historical acquisition date values of assets and liabilities.

If the acquisition had occurred on January 1, 2011, the Group estimates that Graham Packaging would have contributed revenue of $821 million, loss after income tax of $27 million, EBITDA of $92 million and Adjusted EBITDA of $155 million in the three month period ended June 30, 2011. If the acquisition had occurred on January 1, 2011, the Group estimates that Graham Packaging would have contributed revenue of $1,578 million, loss after income tax of $19 million, EBITDA of $215 million and Adjusted EBITDA of $290 million in the six month period ended June 30, 2011.

18.2    Dopaco

Pre-acquisition Results

On May 2, 2011, the Group acquired 100% of the outstanding shares of Dopaco Inc. and Dopaco Canada Inc. (collectively “Dopaco”) for an aggregate purchase price of $395 million. As reported in the annual financial statements for the year ended December 31, 2011, the allocation of the purchase price as of the date of acquisition has been finalized. If the acquisition had occurred on January 1, 2011, the Group estimates that Dopaco would have contributed additional revenue of $44 million, profit after income tax of $3 million, EBITDA of $5 million and Adjusted EBITDA of $5 million in the three month period ended June 30, 2011. If the acquisition had occurred on January 1, 2011, the Group estimates that Dopaco would have contributed additional revenue of $152 million, profit after income tax of $5 million, EBITDA of $14 million and Adjusted EBITDA of $17 million in the six month period ended June 30, 2011.

19.    Contingencies

Litigation and legal proceedings
In addition to the amounts recognized as a provision in note 15, the Group has contingent liabilities related to other litigation and legal proceedings. The Group has determined that the possibility of a material outflow related to these contingent liabilities is remote.
Security and guarantee arrangements

Certain members of the Group have entered into guarantee and security arrangements in respect of the Group’s indebtedness described in note 14.

20.    Condensed consolidating guarantor financial information

Certain of the Group's subsidiaries have guaranteed the Group's obligations under the Notes (as defined in note 14).

The following condensed consolidating financial information presents:

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed financial statements
For the three and six month periods ended June 30, 2012

(1)
The condensed consolidating statements of financial position as of June 30, 2012 and December 31, 2011 and the related statements of financial performance for the three and six month periods ended June 30, 2012 and June 30, 2011 and cash flows for the six month periods ended June 30, 2012 and June 30, 2011 of:

a.	Reynolds Group Holdings Limited, the Parent;

b.	Reynolds Group Issuer (Luxembourg) S.A., Reynolds Group Issuer Inc. and Reynolds Group Issuer LLC, the issuers of the Notes (together the “Reynolds Issuers”);

c.	the other guarantor subsidiaries;

d.	the non-guarantor subsidiaries; and

e.	the Group on a consolidated basis.

(2)	Adjustments and elimination entries necessary to consolidate Reynolds Group Holdings Limited, the Parent, with the Issuers, the other guarantor subsidiaries and the non-guarantor subsidiaries.

The condensed consolidating statements of financial performance for the three and six month periods ended June 30, 2012 and June 30, 2011, the condensed consolidating statements of cash flows for the six month periods ended June 30, 2012 and June 30, 2011 and the condensed consolidating statements of financial position as of June 30, 2012 and December 31, 2011 reflect the current guarantor structure of the Group.

Each guarantor subsidiary is 100% owned by the Parent. The Notes are guaranteed to the extent permitted by law and are subject to certain customary guarantee release provisions set forth in the indentures governing the Notes on a joint and several basis by each guarantor subsidiary. Provided below are condensed statements of financial performance, financial position and cash flows of each of the companies listed above, together with the condensed consolidating statements of financial performance, financial position and cash flows of guarantor and non-guarantor subsidiaries. These have been prepared under the Group's accounting policies disclosed in the annual financial statements for the year ended December 31, 2011 which comply with IFRS with the exception of investments in subsidiaries. Investments in subsidiaries are accounted for using the equity method. The guarantor subsidiaries and non-guarantor subsidiaries are each presented on a combined basis. The principal elimination entries eliminate investments in subsidiaries and intercompany balances and transactions.

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed financial statements
For the three and six month periods ended June 30, 2012

Condensed consolidating statement of comprehensive income

	For the three month period ended June 30, 2012
(In $ million)	Parent	Reynolds Issuers	Other guarantor entities	Non-guarantor entities	Adjustments and eliminations	Consolidated
Revenue	—	—	3,245	435	(89)	3,591
Cost of sales	—	—	(2,637)	(363)	89	(2,911)
Gross profit	—	—	608	72	—	680
Other income, other expenses, and share of equity method earnings, net of income tax	(59)	—	31	(2)	(16)	(46)
Selling, marketing and distribution expenses	—	—	(84)	(8)	—	(92)
General and administration expenses	—	—	(220)	(18)	—	(238)
Profit (loss) from operating activities (“EBIT”)	(59)	—	335	44	(16)	304
Financial income	5	297	1	27	(282)	48
Financial expenses	—	(251)	(481)	(30)	282	(480)
Net financial income (expenses)	5	46	(480)	(3)	—	(432)
Profit (loss) before income tax	(54)	46	(145)	41	(16)	(128)
Income tax benefit (expense)	(1)	(6)	86	(6)	—	73
Profit (loss) for the period	(55)	40	(59)	35	(16)	(55)
Exchange differences on translating foreign operations	20	—	28	(79)	54	23
Total comprehensive income (loss) for the period	(35)	40	(31)	(44)	38	(32)

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed financial statements
For the three and six month periods ended June 30, 2012

	For the six month period ended June 30, 2012
(In $ million)	Parent	Reynolds Issuers	Other guarantor entities	Non-guarantor entities	Adjustments and eliminations	Consolidated
Revenue	—	—	6,256	822	(175)	6,903
Cost of sales	—	—	(5,106)	(694)	175	(5,625)
Gross profit	—	—	1,150	128	—	1,278
Other income, other expenses, and share of equity method earnings, net of income tax	2	—	129	(6)	(145)	(20)
Selling, marketing and distribution expenses	—	—	(158)	(19)	—	(177)
General and administration expenses	—	—	(413)	(33)	—	(446)
Profit (loss) from operating activities (“EBIT”)	2	—	708	70	(145)	635
Financial income	9	610	(7)	54	(532)	134
Financial expenses	(1)	(485)	(789)	(58)	532	(801)
Net financial income (expenses)	8	125	(796)	(4)	—	(667)
Profit (loss) before income tax	10	125	(88)	66	(145)	(32)
Income tax benefit (expense)	(2)	(36)	90	(12)	—	40
Profit (loss) for the period	8	89	2	54	(145)	8
Exchange differences on translating foreign operations	39	(1)	32	(69)	41	42
Total comprehensive income (loss) for the period	47	88	34	(15)	(104)	50

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed financial statements
For the three and six month periods ended June 30, 2012

Condensed consolidating statement of financial position

	Balance as of June 30, 2012
(In $ million)	Parent	Reynolds Issuers	Other guarantor entities	Non-guarantor entities	Adjustments and eliminations	Consolidated
Assets
Cash and cash equivalents	—	—	1,054	168	—	1,222
Trade and other receivables	5	—	1,338	278	—	1,621
Inventories	—	—	1,550	201	—	1,751
Intra-group receivables	—	280	—	27	(307)	—
Other assets	—	1	129	24	—	154
Total current assets	5	281	4,071	698	(307)	4,748
Investments in subsidiaries, associates and joint ventures (equity method)	—	—	1,358	122	(1,355)	125
Property, plant and equipment	—	—	3,728	648	—	4,376
Investment properties	—	—	36	—	—	36
Intangible assets	—	—	11,968	323	—	12,291
Intra-group receivables	15	11,241	345	1,148	(12,749)	—
Other assets	288	251	143	86	—	768
Total non-current assets	303	11,492	17,578	2,327	(14,104)	17,596
Total assets	308	11,773	21,649	3,025	(14,411)	22,344
Liabilities
Trade and other payables	12	282	1,308	273	—	1,875
Borrowings	1	—	61	7	—	69
Intra-group payables	—	—	307	—	(307)	—
Other liabilities	6	21	391	46	—	464
Total current liabilities	19	303	2,067	326	(307)	2,408
Borrowings	—	11,213	5,239	1,106	—	17,558
Intra-group liabilities	441	23	12,387	339	(13,190)	—
Other liabilities	—	6	2,397	106	—	2,509
Total non-current liabilities	441	11,242	20,023	1,551	(13,190)	20,067
Total liabilities	460	11,545	22,090	1,877	(13,497)	22,475
Net assets (liabilities)	(152)	228	(441)	1,148	(914)	(131)
Equity						—
Equity attributable to equity holder of the Group	(152)	228	(441)	1,148	(935)	(152)
Non-controlling interests	—	—	—	—	21	21
Total equity (deficit)	(152)	228	(441)	1,148	(914)	(131)

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed financial statements
For the three and six month periods ended June 30, 2012

Condensed consolidating statement of cash flows

	For the six month period ended June 30, 2012
(In $ million)	Parent	Reynolds Issuers	Other guarantor entities	Non-guarantor entities	Adjustments and eliminations	Consolidated
Net cash from operating activities	—	(419)	328	(113)	478	274

Net cash from investing activities	—	(793)	(216)	46	803	(160)
Included in investing activities:
Acquisition of property, plant and equipment and investment properties	—	—	(225)	(53)	—	(278)
Proceeds from sale of property, plant and equipment, investment properties, intangible assets and other assets	—	—	24	—	—	24
Disposal of business, net of cash disposed	—	—	94	—	—	94
Net related party (advances) repayments	—	(1,220)	(105)	44	1,281	—

Net cash from financing activities	—	1,212	494	99	(1,281)	524
Included in financing activities:
Drawdown of loans and borrowings	—	1,250	—	27	—	1,277
Repayment of loans and borrowings	—	—	(659)	(31)	—	(690)
Payment of liabilities arising from the Graham Packaging acquisition	—	—	—	—	—	—
Net related party borrowings (repayments)	—	—	1,153	105	(1,281)	(23)
Payment of transaction costs	—	(38)	—	—	—	(38)

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed financial statements
For the three and six month periods ended June 30, 2012

Condensed consolidating statement of comprehensive income

	For the three month period ended June 30, 2011
(In $ million)	Parent	Reynolds Issuers	Other guarantor entities	Non-guarantor entities	Adjustments and eliminations	Consolidated
Revenue	—	—	2,667	254	(78)	2,843
Cost of sales	—	—	(2,220)	(211)	78	(2,353)
Gross profit	—	—	447	43	—	490
Other income, other expenses, and share of equity method earnings, net of income tax	(51)	—	(87)	—	72	(66)
Selling, marketing and distribution expenses	—	—	(78)	(8)	—	(86)
General and administration expenses	(1)	—	(133)	(9)	—	(143)
Profit (loss) from operating activities (“EBIT”)	(52)	—	149	26	72	195
Financial income	4	164	60	28	(194)	62
Financial expenses	(1)	(209)	(267)	(37)	194	(320)
Net financial income (expenses)	3	(45)	(207)	(9)	—	(258)
Profit (loss) before income tax	(49)	(45)	(58)	17	72	(63)
Income tax benefit (expense)	(1)	16	11	(13)	—	13
Profit (loss) for the period	(50)	(29)	(47)	4	72	(50)
Exchange differences on translating foreign operations	6	(1)	(22)	(41)	64	6
Total comprehensive income (loss) for the period	(44)	(30)	(69)	(37)	136	(44)

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed financial statements
For the three and six month periods ended June 30, 2012

	For the six month period ended June 30, 2011
(In $ million)	Parent	Reynolds Issuers	Other guarantor entities	Non-guarantor entities	Adjustments and eliminations	Consolidated
Revenue	—	—	4,883	480	(153)	5,210
Cost of sales	—	—	(4,035)	(395)	153	(4,277)
Gross profit	—	—	848	85	—	933
Other income, other expenses, and share of equity method earnings, net of income tax	(108)	—	(108)	2	120	(94)
Selling, marketing and distribution expenses	—		(151)	(17)	—	(168)
General and administration expenses	(2)	—	(277)	(16)	—	(295)
Profit (loss) from operating activities (“EBIT”)	(110)	—	312	54	120	376
Financial income	9	301	157	57	(361)	163
Financial expenses	(1)	(371)	(622)	(68)	361	(701)
Net financial income (expenses)	8	(70)	(465)	(11)	—	(538)
Profit (loss) before income tax	(102)	(70)	(153)	43	120	(162)
Income tax benefit (expense)	(2)	24	52	(16)	—	58
Profit (loss) for the period	(104)	(46)	(101)	27	120	(104)
Exchange differences on translating foreign operations	(116)	34	(144)	(1)	111	(116)
Total comprehensive income (loss) for the period	(220)	(12)	(245)	26	231	(220)

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed financial statements
For the three and six month periods ended June 30, 2012

Condensed consolidating statement of financial position

	Balance as of December 31, 2011
(In $ million)	Parent	Reynolds Issuers	Other guarantor entities	Non-guarantor entities	Adjustments and eliminations	Consolidated
Assets
Cash and cash equivalents	—	—	461	136	—	597
Trade and other receivables	5	—	1,258	243	—	1,506
Inventories	—	—	1,572	201	—	1,773
Intra-group receivables	—	234	—	33	(267)	—
Other assets	—	—	146	32	—	178
Total current assets	5	234	3,437	645	(267)	4,054
Investments in subsidiaries, associates and joint ventures (equity method)	—	—	1,282	118	(1,281)	119
Property, plant and equipment	—	—	3,887	648	—	4,535
Investment properties	—	—	29	—	—	29
Intangible assets	—	—	12,144	387	—	12,531
Intra-group receivables	16	10,042	275	1,173	(11,506)	—
Other assets	271	116	190	43	—	620
Total non-current assets	287	10,158	17,807	2,369	(12,787)	17,834
Total assets	292	10,392	21,244	3,014	(13,054)	21,888
Liabilities
Trade and other payables	11	236	1,256	255	—	1,758
Borrowings	1	—	503	17	—	521
Intra-group payables	—	—	267	—	(267)	—
Other liabilities	4	—	460	64	—	528
Total current liabilities	16	236	2,486	336	(267)	2,807
Borrowings	—	9,993	5,491	1,141	—	16,625
Intra-group liabilities	475	23	11,231	252	(11,981)	—
Other liabilities	—	—	2,511	122	—	2,633
Total non-current liabilities	475	10,016	19,233	1,515	(11,981)	19,258
Total liabilities	491	10,252	21,719	1,851	(12,248)	22,065
Net assets (liabilities)	(199)	140	(475)	1,163	(806)	(177)
Equity
Equity attributable to equity holder of the Group	(199)	140	(475)	1,163	(828)	(199)
Non-controlling interests	—	—	—	—	22	22
Total equity (deficit)	(199)	140	(475)	1,163	(806)	(177)

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed financial statements
For the three and six month periods ended June 30, 2012

Condensed consolidating statement of cash flows

	For the six month period ended June 30, 2011
(In $ million)	Parent	Reynolds Issuers	Other guarantor entities	Non-guarantor entities	Adjustments and eliminations	Consolidated
Net cash from operating activities	—	(234)	91	(61)	264	60

Net cash from investing activities	—	(1,761)	(571)	34	1,705	(593)
Included in investing activities:
Acquisition of property, plant and equipment and investment properties	—	—	(182)	(31)	—	(213)
Proceeds from sale of property, plant and equipment, investment properties, intangible assets and other assets	—	—	21	1	—	22
Acquisition of businesses, net of cash acquired	—	—	(400)	—	—	(400)
Net related party (advances) repayments	—	(1,970)	(7)	8	1,969	—

Net cash from financing activities	—	1,970	435	11	(1,969)	447
Included in financing activities:
Drawdown of loans and borrowings	—	2,000	2,676	6	—	4,682
Repayment of loans and borrowings	—	—	(4,174)	(2)	—	(4,176)
Net related party borrowings (repayments)	—	—	1,962	7	(1,969)	—
Payment of transaction costs	—	(30)	(28)	—	—	(58)

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed financial statements
For the three and six month periods ended June 30, 2012

21.	Subsequent events

The Group filed registration statements with the SEC pursuant the Securities Act of 1933, as amended, for a registered offer to exchange the Notes for new registered notes having terms substantially identical to the terms of the original Notes.  The registration statement with respect to the Notes other than the February 2012 Senior Notes was declared effective by the SEC on June 25, 2012, and on July 25, 2012 the exchange offer for the new registered notes was consummated.  The registration statement with respect to the February 2012 Senior Notes was declared effective by the SEC on July 12, 2012, and on August 10, 2012, the Group consummated the exchange offer and consent solicitation whereby (i) substantially all of the outstanding principal amount of February 2012 Senior Notes were exchanged for a corresponding principal amount of additional registered August 2011 Senior Notes, and (ii) a majority of the holders of the February 2012 Senior Notes consented to the removal of certain indenture restrictions and other provisions with respect to the remaining outstanding principal amount of February 2012 Senior Notes following the consummation of the exchange offer and consent solicitation.

Other than the item disclosed above, there have been no events subsequent to June 30, 2012 which would require accrual or disclosure in these financial statements.

Beverage Packaging Holdings Group

Interim unaudited combined condensed financial statements
for the three and six month periods ended
June 30, 2012 and June 30, 2011

		For the three month period ended June 30,		For the six month period ended June 30,
(In $ million)	Note	2012	2011*	2012	2011*
Revenue		3,591	2,843	6,903	5,210
Cost of sales		(2,911)	(2,353)	(5,625)	(4,277)
Gross profit		680	490	1,278	933
Other income	7	15	25	99	44
Selling, marketing and distribution expenses		(92)	(86)	(177)	(168)
General and administration expenses		(238)	(142)	(446)	(293)
Other expenses	8	(68)	(93)	(131)	(146)
Share of profit of associates and joint ventures, net of income tax		7	2	12	8
Profit from operating activities		304	196	635	378
Financial income	9	44	59	126	155
Financial expenses	9	(480)	(320)	(801)	(701)
Net financial expenses		(436)	(261)	(675)	(546)
Loss before income tax		(132)	(65)	(40)	(168)
Income tax benefit	10	74	13	42	60
Profit (loss) for the period		(58)	(52)	2	(108)
Other comprehensive income (loss) for the period, net of income tax
Exchange differences on translating foreign operations		33	(17)	34	(136)
Total other comprehensive income (loss) for the period, net of income tax		33	(17)	34	(136)
Total comprehensive income (loss) for the period		(25)	(69)	36	(244)
Profit (loss) attributable to:
Equity holder of the Group		(59)	(53)	1	(109)
Non-controlling interests		1	1	1	1
		(58)	(52)	2	(108)
Total comprehensive income (loss) attributable to:
Equity holder of the Group		(26)	(70)	35	(245)
Non-controlling interests		1	1	1	1
		(25)	(69)	36	(244)

* In accordance with IFRS 3 (revised) "Business Combinations," the information presented for the three and six month periods ended June 30, 2011 has been revised to reflect the effect of the finalization of the purchase price accounting for the Pactiv acquisition. Refer to note 2.5.

The interim unaudited combined condensed statements of comprehensive income should be read in conjunction with the notes to the interim unaudited combined condensed financial statements.

Beverage Packaging Holdings Group
Interim unaudited combined condensed statements of financial position

(In $ million)	Note	As of June 30, 2012	As of December 31, 2011
Assets
Cash and cash equivalents		1,222	597
Trade and other receivables		1,615	1,501
Inventories	11	1,751	1,773
Current tax assets		49	39
Assets held for sale		20	70
Derivatives		—	1
Other assets		85	68
Total current assets		4,742	4,049
Non-current receivables		47	50
Investments in associates and joint ventures		125	119
Deferred tax assets		38	27
Property, plant and equipment	12	4,376	4,535
Investment properties		36	29
Intangible assets	13	12,291	12,531
Derivatives		251	122
Other assets		146	150
Total non-current assets		17,310	17,563
Total assets		22,052	21,612
Liabilities
Bank overdrafts		2	3
Trade and other payables		1,864	1,747
Liabilities directly associated with assets held for sale		—	20
Borrowings	14	68	520
Current tax liabilities		123	160
Derivatives		22	16
Employee benefits		215	227
Provisions	15	96	98
Total current liabilities		2,390	2,791
Non-current payables		38	33
Borrowings	14	17,574	16,641
Deferred tax liabilities		1,431	1,539
Employee benefits		907	934
Provisions	15	133	127
Total non-current liabilities		20,083	19,274
Total liabilities		22,473	22,065
Net liabilities		(421)	(453)
Equity
Share capital		1,417	1,417
Reserves		(1,218)	(1,252)
Accumulated losses		(641)	(640)
Equity attributable to equity holder of the Group		(442)	(475)
Non-controlling interests		21	22
Total equity (deficit)		(421)	(453)
The interim unaudited combined condensed statements of financial position should be read in conjunction with the notes to the interim unaudited combined condensed financial statements.

Beverage Packaging Holdings Group
Interim unaudited combined condensed statements of changes in equity

(In $ million)	Share capital	Translation of foreign operations	Other reserves	Accumulated losses	Equity attributable to equity holder of the Group	Non-controlling interests	Total
Balance at the beginning of the period (January 1, 2011)	1,417	330	(1,561)	(211)	(25)	23	(2)
Total comprehensive income (loss) for the period:
Profit (loss) after tax*	—	—	—	(109)	(109)	1	(108)
Foreign exchange translation reserve	—	(136)	—	—	(136)	—	(136)
Total comprehensive income (loss) for the period	—	(136)	—	(109)	(245)	1	(244)
Dividends paid to non-controlling interests	—	—	—	—	—	(2)	(2)
Balance as of June 30, 2011	1,417	194	(1,561)	(320)	(270)	22	(248)
Balance at the beginning of the period (January 1, 2012)	1,417	309	(1,561)	(640)	(475)	22	(453)
Total comprehensive income for the period:
Profit after tax	—	—	—	1	1	1	2
Foreign exchange translation reserve	—	34	—	—	34	—	34
Total comprehensive income for the period	—	34	—	1	35	1	36
Purchase of non-controlling interest	—	—	—	(2)	(2)	(1)	(3)
Dividends paid to non-controlling interests	—	—	—	—	—	(1)	(1)
Balance as of June 30, 2012	1,417	343	(1,561)	(641)	(442)	21	(421)

* In accordance with IFRS 3 (revised) "Business Combinations," the information presented for the six month period ended June 30, 2011 has been revised to reflect the effect of the finalization of the purchase price accounting for the Pactiv acquisition. Refer to note 2.5.

The interim unaudited combined condensed statements of changes in equity should be read in conjunction with the notes to the interim unaudited combined condensed financial statements.

Beverage Packaging Holdings Group
Interim unaudited combined condensed statements of cash flows

	For the six month period ended June 30,
(In $ million)	2012	2011
Cash flows from operating activities
Cash received from customers	6,799	5,129
Cash paid to suppliers and employees	(5,721)	(4,629)
Interest paid	(692)	(415)
Income taxes (paid) refunded, net	(85)	(25)
Premium on extinguishment of loans and borrowings	(17)	—
Payment to related party for use of tax losses	(10)	—
Net cash from operating activities	274	60
Cash flows used in investing activities
Acquisition of property, plant and equipment and investment properties	(278)	(213)
Proceeds from sale of property, plant and equipment, investment properties and other assets	24	22
Acquisition of intangible assets	(4)	(8)
Acquisition of businesses, net of cash acquired	(2)	(400)
Disposal of business, net of cash disposed	94	—
Interest received	2	3
Dividends received from joint ventures	4	3
Net cash used in investing activities	(160)	(593)
Cash flows from financing activities
Drawdown of loans and borrowings:
February 2012 Senior Notes	1,250	—
February 2011 Credit Agreement	—	2,666
February 2011 Notes	—	2,000
2009 Credit Agreement	—	10
Other borrowings	27	6
Repayment of loans and borrowings:
2011 Credit Agreement	(22)	(6)
2009 Credit Agreement	—	(4,168)
Graham Packaging Notes	(388)	—
Pactiv 2012 Notes	(249)	—
Other borrowings	(31)	(2)
Payment of transaction costs	(38)	(58)
Related party borrowings	(23)	—
Dividends paid to related parties and non-controlling interests	(2)	(1)
Net cash from financing activities	524	447
Net increase (decrease) in cash and cash equivalents	638	(86)
Cash and cash equivalents at the beginning of the period	594	652
Effect of exchange rate fluctuations on cash held	(12)	18
Cash and cash equivalents at the end of the period	1,220	584
Cash and cash equivalents comprise
Cash and cash equivalents	1,222	586
Bank overdrafts	(2)	(2)
Cash and cash equivalents at the end of the period	1,220	584

The interim unaudited combined condensed statements of cash flows should be read in conjunction with the notes to the interim unaudited combined condensed financial statements.

Beverage Packaging Holdings Group
Interim unaudited combined condensed statements of cash flows

Reconciliation of the profit (loss) for the period with the net cash from operating activities

	For the six month period ended June 30,
(In $ million)	2012	2011*
Profit (loss) for the period	2	(108)
Adjustments for:
Depreciation of property, plant and equipment	383	266
Depreciation of investment properties	—	1
Amortization of intangible assets	185	139
Asset impairment charges	25	6
Net foreign currency exchange loss	5	7
Change in fair value of derivatives	8	9
(Gain) loss on sale of property, plant and equipment and non-current assets	(3)	—
Gain on sale of businesses	(66)	(5)
Net financial expenses	675	546
Share of profit of equity accounted investees	(12)	(8)
Income tax benefit	(42)	(60)
Interest paid	(692)	(415)
Income taxes (paid) refunded, net	(85)	(25)
Premium on extinguishment of loans and borrowings	(17)	—
Change in trade and other receivables	(130)	(112)
Change in inventories	6	(273)
Change in trade and other payables	76	193
Change in provisions and employee benefits	(31)	(48)
Change in other assets and liabilities	(13)	(53)
Net cash from operating activities	274	60

* In accordance with IFRS 3 (revised) "Business Combinations," the information presented for the six month period ended June 30, 2011 has been revised to reflect the effect of the finalization of the purchase price accounting for the Pactiv acquisition. Refer to note 2.5.

The interim unaudited combined condensed statements of cash flows should be read in conjunction with the notes to the interim unaudited combined condensed financial statements.

Acquisitions and disposals of businesses

	For the six month period ended June 30,
	2012		2011
(In $ million)	Acquisitions	Disposals	Acquisitions	Disposals
Inflow (outflow) of cash:
Cash receipts (payments)	(2)	80	(398)	—
Net cash (bank overdraft) acquired (disposed of)	—	—	(2)	—
Cash received from the repayment of notes receivable for a previously disposed business	—	14	—	—
	(2)	94	(400)	—
Cash and cash equivalents, net of bank overdrafts	—	—	2	—
Consideration subsequently received due to post-closing adjustments	—	—	3	—
Discharge of notes receivable relating to a previously disposed business	—	(14)	—	—
Net assets (acquired) disposed of	(2)	80	(395)	—
Details of net assets (acquired) disposed of:
Cash and cash equivalents	—	—	(3)	—
Trade and other receivables	—	11	(33)	—
Assets held for sale	—	—	(3)	—
Inventories	—	15	(59)	—
Deferred tax assets	—	—	(4)	—
Property, plant and equipment	—	—	(124)	—
Intangible assets (excluding goodwill)	—	—	(88)	—
Goodwill	—	—	(170)	—
Other current and non-current assets	—	7	(6)	—
Bank overdrafts	—	—	5	—
Trade and other payables	—	(13)	24	—
Deferred tax liabilities	—	—	40	—
Provisions and employee benefits	—	(6)	26	—
Net assets (acquired) disposed of	—	14	(395)	—
Gain on acquisition	—	66	—	—
Non-controlling interests	(2)	—	—	—
	(2)	80	(395)	—

Refer to note 18 for further details of acquisitions.

The interim unaudited combined condensed statements of cash flows should be read in conjunction with the notes to the interim unaudited combined condensed financial statements.

Beverage Packaging Holdings Group
Notes to the interim unaudited combined condensed financial statements
For the three and six month periods ended June 30, 2012

1.Reporting entity
Beverage Packaging Holdings (Luxembourg) I S.A. ("BP I") and Beverage Packaging Holdings (Luxembourg) II S.A. ("BP II") are domiciled in Luxembourg and registered in the Luxembourg "Registre de Commerce et des Sociétiés."
The interim unaudited combined condensed financial statements of Beverage Packaging Holdings Group (the "Group") as of June 30, 2012 and for the three and six month periods ended June 30, 2012 and June 30, 2011 comprise the combination of:
•BP I and its subsidiaries and their interests in associates and jointly controlled entities (the "BP I Group"); and
•BP II.
The Group is principally engaged in the manufacture and supply of consumer food and beverage packaging and storage products, primarily in North America, Europe, Asia and South America.
The address of the registered office of BP I and BP II is 6C, rue Gabriel Lippmann, L-5365 Munsbach, Luxembourg.
2.    Basis of preparation

2.1    Statement of compliance
The interim unaudited combined condensed financial statements have been prepared in accordance with IAS 34 “Interim Financial Reporting." The disclosures required in these interim unaudited combined condensed financial statements are less extensive than the disclosure requirements for annual financial statements. The December 31, 2011 statement of financial position as presented in the interim unaudited combined condensed financial statements was derived from the Group's audited financial statements for the year ended December 31, 2011, but does not include the disclosures required by IFRS as issued by the IASB.
The interim unaudited combined condensed financial statements comprise the statements of comprehensive income, financial position, changes in equity and cash flows as well as the relevant notes to the interim unaudited combined condensed financial statements.
The interim unaudited combined condensed financial statements do not include all of the information required for annual financial statements and should be read in conjunction with the annual financial statements of the Group for the year ended December 31, 2011.
The interim unaudited combined condensed financial statements were approved by the Board of Directors (the “Directors”) on August 13, 2012 in Chicago, Illinois (August 14, 2012 in Auckland, New Zealand).
2.2    Going concern

The interim unaudited combined condensed financial statements have been prepared using the going concern assumption.

2.3    Basis of measurement
The interim unaudited combined condensed financial statements have been prepared under the historical cost convention except for:

•	certain components of inventory which are measured at net realizable value;

•	defined benefit pension plan net liabilities and post-employment medical plan liabilities which are measured under the projected unit credit method; and

•	certain assets and liabilities, such as derivatives, which are measured at fair value.

2.4    Presentation currency

These interim unaudited combined condensed financial statements are presented in U.S. dollars (“$”), which is the Group’s presentation currency.

2.5    Comparative information

As previously reported, the valuation of the acquired assets and assumed liabilities from the Pactiv acquisition was finalized in conjunction with the approval of the interim unaudited condensed financial statements as of and for the period ended September 30, 2011. This resulted in changes to the preliminary values of certain assets and liabilities recognized at the date of the Pactiv acquisition on November 16, 2010. The change in values of certain assets resulted in changes to the depreciation and amortization expenses recognized in the period since acquisition. In accordance with the accounting policy described in note 3.1(a) of the financial statements of the Group for the year ended December 31, 2011, all adjustments on finalization of the purchase accounting have been recognized retrospectively to the acquisition date. As a result, certain elements of the interim unaudited condensed statement of comprehensive income for the three and six month periods ended June 30, 2011, presented for comparative purposes, have been revised. For the three month period ended June 30, 2011, cost of sales increased by $7 million, general and administration

Beverage Packaging Holdings Group
Notes to the interim unaudited combined condensed financial statements
For the three and six month periods ended June 30, 2012

expenses increased by $5 million and income tax benefit increased by $4 million. For the six month period ended June 30, 2011, cost of sales increased by $14 million, general and administration expenses increased by $10 million and income tax benefit increased by $9 million. The finalization of this purchase accounting had no effect on the Group's statement of cash flows, EBITDA or Adjusted EBITDA for the three and six month periods ended June 30, 2011.
In connection with the integration of the acquired Pactiv operations into the Reynolds Consumer Products and Pactiv Foodservice segments, the Group has completed a number of internal reorganizations which now enable these segments to report inventory transfers as inter-segment revenue and cost of sales. As a result, the Group revised its policy for recording inventory transfers from the Pactiv Foodservice segment to the Reynolds Consumer Products segment to present the transfers as inter-segment revenue effective in the first quarter of 2012. Prior to this, inter-segment inventory transfers had been recorded within the combined businesses' shared balance sheet and not as inter-segment revenue. To conform to the current period presentation, information with respect to business segment reporting as presented for the three and six month periods ended June 30, 2011 has been revised for the Pactiv Foodservice segment. As a result of this revision, inter-segment revenue of the Pactiv Foodservice segment increased by $155 million and $260 million for the three and six month periods ended June 30, 2011, respectively, with corresponding increases in the corporate inter-segment revenue elimination. The revision had no impact on segment gross profit, profit from operating activities, EBITDA, Adjusted EBITDA and net loss for the three and six month periods ended June 30, 2011, and no impact on the interim unaudited condensed statement of cash flows for the six month period ended June 30, 2011.

During the three months ended June 30, 2012, the Group made an adjustment to correct for the overstatement of a deferred tax liability. The liability should have been offset against existing unrecognized deferred tax assets within the same jurisdiction from the date certain Luxembourg entities elected to file a consolidated return in the fourth quarter of 2010. The adjustment increased income tax benefit and decreased net loss by $9 million for the three month period ended June 30, 2012, and increased income tax benefit and net profit by $3 million for the six month period ended June 30, 2012. The adjustment had no impact on EBITDA and Adjusted EBITDA for the three and six month periods ended June 30, 2012 and had no impact on the statement of cash flows for the six month period ended June 30, 2012. The adjustment did not have a material impact on any current or previously reported financial statements.
During the three months ended June 30, 2012, the SIG segment made two cumulative adjustments to correct for the accounting for costs incurred during the construction of aseptic filler machines. In the period since May 2007, certain period costs were inappropriately capitalized rather than expensed as incurred. In addition, $27 million of cumulative expenses incorrectly recognized in cost of sales have been reclassified into general and administration. The adjustments reduced the SIG segment and Group's net income, EBITDA and Adjusted EBITDA by (i) $5 million, $11 million and $1 million, respectively, for the three months ended June 30, 2012; and (ii) $4 million, $10 million and no impact, respectively, for the six months ended June 30, 2012. The adjustments reduced non-current asset and net deferred tax liability by $7 million and $2 million, respectively, as of June 30, 2012 and had no impact on the statement of cash flows for the six month period ended June 30, 2012. The adjustments did not have a material impact on any current or previously reported financial statements.
2.6    Accounting policies and recently issued accounting pronouncements

The accounting policies applied by the Group in the interim unaudited combined condensed financial statements are consistent with those applied by the Group in its annual financial statements for the year ended December 31, 2011.

Recently Issued Accounting Pronouncements

There have been no issued accounting pronouncements during the six month period ended June 30, 2012 that significantly impact the Group.

As detailed in the Group's financial statements for the year ended December 31, 2011, revised IAS 19 "Employee Benefits" will be effective January 1, 2013. At that time, the Group will be required to cease using the corridor method of accounting for defined benefit pension plans and certain other post-employment benefit plans. With the assistance of external actuaries, the Group is in the process of quantifying the impact of this required change in accounting policy. The removal of the corridor method will require the recognition of $484 million of additional liabilities for the Group's pension plans on the statement of financial position as of December 31, 2011. Under the new accounting requirements the earnings on plan assets are capped at long term bond rates used in determining the discount rate. This is expected to reduce the Group's reported profit after tax. Efforts are on-going to quantify this impact. As required by the Group's borrowing agreements, the measurements in the Group's financial covenants will continue to be performed using historical accounting policies.

Other than the item noted above, there have been no material changes to any previously issued accounting pronouncements or to the Group's evaluation of the related impact as disclosed by the Group in the annual financial statements for the year ended December 31, 2011.

3.    Use of estimates and judgments
In the preparation of the interim unaudited combined condensed financial statements, the Directors and management have made certain estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses and disclosure of contingent assets and liabilities. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates. These estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both the current and future periods.
The key assumptions concerning the future and other key sources of uncertainty in respect of estimates at the reporting date that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial reporting period are:

Beverage Packaging Holdings Group
Notes to the interim unaudited combined condensed financial statements
For the three and six month periods ended June 30, 2012

3.1    Impairment of assets

(a)	Goodwill and indefinite life intangible assets
Goodwill and indefinite life intangibles are tested for impairment on an annual basis or when there is an indication of impairment. Determining whether goodwill and indefinite life intangible assets are impaired requires estimation of the recoverable values of the cash generating units (“CGU”) to which these assets have been allocated. Recoverable values have been based on the higher of fair value less costs to sell or on value in use (as appropriate for the CGU being reviewed). Significant judgment is involved in estimating the fair value of a CGU. The value in use calculation requires the Group to estimate the future cash flows expected to arise from the CGU and a suitable discount rate in order to calculate present value.
The determination of the existence of an indicator of impairment requires significant judgment. When completing this evaluation, the Group considers a range of factors that influence the future maintainable earnings of the CGU. External factors considered include items such as changes in the technological, market, economic or legal environment in which the CGU operates. Internal factors include items such as operating efficiencies and cost structure that impact net cash flows or operating profit.
Graham Packaging segment management is currently executing several initiatives to improve the segment's financial performance.  In the event that the segment's performance or demonstrated progress does not improve in line with expectations, the Group may be required to perform an interim impairment analysis with respect to the carrying value of goodwill for this segment prior to the annual test due on the anniversary of the acquisition date, and could be required to take an impairment charge as a result of any such test.

(b)	Other assets

Other assets, including property, plant and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. A change in the Group’s intended use of certain assets, such as a decision to rationalize manufacturing locations, may trigger a future impairment.

3.2    Income taxes

The Group is subject to income taxes in multiple jurisdictions which require significant judgment to be exercised in determining the Group’s provision for income taxes. There are a number of transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. Current tax liabilities and assets are recognized at the amount expected to be paid to or recovered from the taxation authorities. The Group recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

3.3    Finalization of provisional acquisition accounting

Following a business combination, the Group has a period of not more than 12 months from the date of acquisition to finalize the acquisition date fair values of acquired assets and liabilities, including the valuations of identifiable intangible assets and property, plant and equipment.

The determination of fair value of acquired identifiable intangible assets and property, plant and equipment involves a variety of assumptions, including estimates associated with useful lives.  As of June 30, 2012, certain amounts presented for the acquisition of Graham Packaging have been determined on a provisional basis. The finalization of these valuations may result in the refinement of assumptions that impact not only the recognized value of such assets, but also amortization and depreciation expense. In accordance with the accounting policy described in note 3.1(a) of the annual financial statements of the Group for the year ended December 31, 2011, any adjustments on finalization of the preliminary purchase accounting are recognized retrospectively to the date of acquisition.

4.    Seasonality and Working Capital Fluctuations
Our business is impacted by seasonal fluctuations.
SIG
SIG's operations are moderately seasonal. SIG's customers are principally engaged in providing products such as beverages and food that are generally less sensitive to seasonal effects, although SIG experiences some seasonality as a result of increased consumption of juices and tea during the summer months in Europe. SIG therefore typically experiences a greater level of carton sleeve sales in the second and third quarters. Sales in the fourth quarter can increase due to additional purchases by customers prior to the end of the year to achieve annual volume rebates that SIG offers.
Evergreen
Evergreen's operations are moderately seasonal. Evergreen's customers are principally engaged in providing products that are generally less sensitive to seasonal effects, although Evergreen does experience some seasonality as a result of increased consumption of milk by school children during the North American academic year. Evergreen therefore typically experiences a greater level of carton product sales in the first and fourth quarters when North American schools are in session.
Closures

Beverage Packaging Holdings Group
Notes to the interim unaudited combined condensed financial statements
For the three and six month periods ended June 30, 2012

Closures' operations are moderately seasonal. Closures experiences some seasonality as a result of increased consumption of bottled beverages during the summer months. In order to avoid capacity shortfalls in the summer months, Closures' customers typically begin building inventories in advance of the summer season. Therefore, Closures typically experiences a greater level of closure sales in the second and third quarters in the Northern Hemisphere, which represented 83% of Closures' total revenue in 2011, and in the fourth and first quarters in the Southern Hemisphere, which represented 17% of Closures' total revenue in 2011.
Reynolds Consumer Products
Reynolds Consumer Products' operations are moderately seasonal based on the different product lines. Sales in cooking products are typically higher in the fourth quarter of the year, primarily due to the holiday season. Sales in waste and storage products are typically higher in the second half of the year.
Pactiv Foodservice
Pactiv Foodservice's operations are moderately seasonal, peaking during the summer and fall months in the Northern Hemisphere when the favorable weather, harvest, and the holiday season lead to increased consumption. Pactiv Foodservice therefore typically experiences a greater level of sales in the second through fourth quarters.
Graham Packaging
Graham Packaging's operations are slightly seasonal with higher levels of unit volume sales in the second and third quarters. Graham Packaging experiences some seasonality of bottled beverages during the summer months, most significantly in North America. Typically the business begins to build inventory in the first and early second quarters to prepare for the summer demand.
5.    Financial risk management

5.1     Financial risk factors

Exposure to market risk (including currency risk, interest rate risk and commodity prices), credit risk and liquidity risk arises in the normal course of the Group’s business. During the six month period ended June 30, 2012, the Group continued to apply the risk management objectives and policies which were disclosed in the annual financial statements of the Group for the year ended December 31, 2011.

The interim unaudited combined condensed financial statements do not include all financial risk management information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s annual financial statements for the year ended December 31, 2011.

5.2     Liquidity risk

As described in note 14, during the six month period ended June 30, 2012, the Group issued the February 2012 Senior Notes. As a result of the notes issuance and other changes in borrowings, the Group’s contractual cash flows related to total borrowings as of June 30, 2012 are as follows:

(In $ million)	Total debt and interest	Less than one year	One to three years	Three to five years	Greater than five years
As of June 30, 2012 *	27,477	1,496	2,897	5,901	17,183

As of December 31, 2011 *	26,635	1,878	3,453	5,841	15,463

* The interest rates on the floating rate debt balances have been assumed to be the same as the rates as of June 30, 2012 and December 31, 2011, respectively.

Trade and other payables that are due for payment in less than one year were $1,864 million and $1,747 million as of June 30, 2012 and December 31, 2011, respectively.

There have been no other significant changes in the contractual cash flows of the Group’s other financial liabilities.

5.3    Fair value measurements recognized in the statement of comprehensive income

The following table sets out an analysis of the Group’s financial instruments that are measured subsequent to initial recognition at fair value and are grouped into levels based on the degree to which the fair value is observable.

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets;

•
Level 2 fair value measurements are those derived from inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices)

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Beverage Packaging Holdings Group
Notes to the interim unaudited combined condensed financial statements
For the three and six month periods ended June 30, 2012

(In $ million)	Level 1	Level 2	Level 3	Total
As of June 30, 2012
Financial assets and liabilities at fair value through profit or loss
Derivative financial assets (liabilities)
Commodity derivatives, net	—	(22)	—	(22)
Embedded derivatives	—	251	—	251
Total	—	229	—	229
As of December 31, 2011
Financial assets and liabilities at fair value through profit or loss
Derivative financial assets (liabilities)
Commodity derivatives, net	—	(15)	—	(15)
Embedded derivatives	—	122	—	122
Total	—	107	—	107

There were no transfers between any levels during the six month period ended June 30, 2012. There have been no changes in the classifications of financial assets as a result of a change in the purpose or use of these assets.

6.	Segment reporting
The Group’s reportable business segments are as follows:

•
SIG — SIG is a leading manufacturer of aseptic carton packaging systems for both beverage and liquid food products, ranging from juices and milk to soups and sauces. SIG supplies complete aseptic carton packaging systems, which include aseptic filling machines, aseptic cartons, spouts, caps and closures and related services.

•
Evergreen — Evergreen is a vertically integrated, leading manufacturer of fresh carton packaging for beverage products, primarily serving the juice and milk end-markets. Evergreen supplies integrated fresh carton packaging systems, which can include fresh cartons, spouts and filling machines. Evergreen produces liquid packaging board for its internal requirements and to sell to other manufacturers. Evergreen also produces paper products for commercial printing.

•
Closures — Closures is a leading manufacturer of plastic beverage caps, closures and high speed rotary capping equipment primarily serving the carbonated soft drink, non-carbonated soft drink and bottled water segments of the global beverage market.

•
Reynolds Consumer Products — Reynolds Consumer Products is a leading U.S. manufacturer of branded and store branded consumer products such as aluminum foil, wraps, waste bags, food storage bags, and disposable tableware and cookware.

•
Pactiv Foodservice — Pactiv Foodservice is a leading manufacturer of foodservice and food packaging products. Pactiv Foodservice offers a comprehensive range of products including tableware items, takeout service containers, clear rigid-display packaging, microwaveable containers, foam trays, dual-ovenable paperboard containers, cups, molded fiber egg cartons, meat and poultry trays, plastic film and aluminum containers.

•
Graham Packaging — Graham Packaging is a worldwide leader in the design, manufacture and sale of value-added, custom blow molded plastic containers for branded consumer products. Graham Packaging was acquired on September 8, 2011 (refer to note 18).

The Chief Operating Decision Maker does not review the business activities of the Group based on geography.
The accounting policies applied by each segment are the same as the Group’s accounting policies. Results from operating activities represent the profit earned by each segment without allocation of central administrative revenues and expenses, financial income and expenses and income tax benefit and expense.
The performance of the operating segments is assessed based on adjusted EBITDA. Adjusted EBITDA is defined as net profit before income tax expense, net financial expenses, depreciation and amortization, adjusted to exclude certain items of a significant or unusual nature, including but not limited to acquisition costs, non-cash pension income or expense, restructuring costs, unrealized gains or losses on derivatives, gains or losses on the sale of non-strategic assets, asset impairments and write-downs and equity method profit not distributed in cash.
Inter-segment pricing is determined with reference to prevailing market prices on an arm’s-length basis, with the exception of Pactiv Foodservice's sales of Hefty and store brand products to Reynolds Consumer Products which are sold at cost.

Beverage Packaging Holdings Group
Notes to the interim unaudited combined condensed financial statements
For the three and six month periods ended June 30, 2012

Business segment reporting

	For the three month period ended June 30, 2012
(In $ million)	SIG	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Corporate / unallocated*	Total
Total external revenue	520	393	344	646	872	816	—	3,591
Total inter-segment revenue	—	22	3	23	142	—	(190)	—
Total segment revenue	520	415	347	669	1,014	816	(190)	3,591
Gross profit	144	58	64	169	167	78	—	680
Expenses and other income	(95)	(15)	(36)	(74)	(86)	(75)	(2)	(383)
Share of profit of associates and joint ventures	6	1	—	—	—	—	—	7
Earnings before interest and tax (“EBIT”)	55	44	28	95	81	3	(2)	304
Financial income								44
Financial expenses								(480)
Loss before income tax								(132)
Income tax benefit								74
Loss after income tax								(58)

Earnings before interest and tax (“EBIT”)	55	44	28	95	81	3	(2)	304
Depreciation and amortization	49	14	17	32	70	98	—	280
Earnings before interest, tax, depreciation and amortization (“EBITDA”)	104	58	45	127	151	101	(2)	584

* Corporate/unallocated includes holding companies and certain debt issuer companies which support the entire Group and which are not part of a specific segment. It also includes eliminations of transactions between segments.

Beverage Packaging Holdings Group
Notes to the interim unaudited combined condensed financial statements
For the three and six month periods ended June 30, 2012

	For the three month period ended June 30, 2012
(In $ million)	SIG	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Corporate / unallocated*	Total
Earnings before interest, tax, depreciation and amortization (“EBITDA”)	104	58	45	127	151	101	(2)	584
Included in EBITDA:
Asset impairment charges	—	—	—	—	5	7	—	12
Business acquisition and integration costs	—	—	—	1	5	3	1	10
Equity method profit not distributed in cash	(4)	—	—	—	—	—	—	(4)
Fixed asset write-down	10	—	—	—	—	—	—	10
Manufacturing plant fire	—	—	—	—	(2)	—	—	(2)
Non-cash pension income	—	—	—	—	—	—	(12)	(12)
Operational process engineering-related consultancy costs	1	—	—	—	6	—	—	7
Restructuring costs (recoveries)	3	—	1	—	(2)	16	—	18
SEC registration costs	—	—	—	—	—	—	2	2
Unrealized (gain) loss on derivatives	9	(2)	5	6	(1)	—	—	17
VAT and custom duties on historical imports	(1)	—	—	—	—	—	—	(1)
Adjusted earnings before interest, tax, depreciation and amortization (“Adjusted EBITDA”)	122	56	51	134	162	127	(11)	641

* Corporate/unallocated includes holding companies and certain debt issuer companies which support the entire Group and which are not part of a specific segment. It also includes eliminations of transactions and balances between segments.

Beverage Packaging Holdings Group
Notes to the interim unaudited combined condensed financial statements
For the three and six month periods ended June 30, 2012

	For the six month period ended June 30, 2012
(In $ million)	SIG	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Corporate / unallocated*	Total
Total external revenue	987	779	637	1,201	1,688	1,611	—	6,903
Total inter-segment revenue	—	39	6	41	246	—	(332)	—
Total segment revenue	987	818	643	1,242	1,934	1,611	(332)	6,903
Gross profit	249	113	117	327	313	161	(2)	1,278
Expenses and other income	(167)	(29)	(62)	(130)	(115)	(140)	(12)	(655)
Share of profit of associates and joint ventures	11	1	—	—	—	—	—	12
Earnings before interest and tax (“EBIT”)	93	85	55	197	198	21	(14)	635
Financial income								126
Financial expenses								(801)
Loss before income tax								(40)
Income tax benefit								42
Profit after income tax								2

Earnings before interest and tax (“EBIT”)	93	85	55	197	198	21	(14)	635
Depreciation and amortization	111	28	36	64	138	191	—	568
Earnings before interest, tax, depreciation and amortization (“EBITDA”)	204	113	91	261	336	212	(14)	1,203

* Corporate/unallocated includes holding companies and certain debt issuer companies which support the entire Group and which are not part of a specific segment. It also includes eliminations of transactions between segments.

Beverage Packaging Holdings Group
Notes to the interim unaudited combined condensed financial statements
For the three and six month periods ended June 30, 2012

	For the six month period ended June 30, 2012
(In $ million)	SIG	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Corporate / unallocated*	Total
Earnings before interest, tax, depreciation and amortization (“EBITDA”)	204	113	91	261	336	212	(14)	1,203
Included in EBITDA:
Asset impairment charges	—	—	—	—	5	12	—	17
Business acquisition and integration costs	—	—	—	2	16	9	3	30
Equity method profit not distributed in cash	(7)	—	—	—	—	—	—	(7)
Fixed asset write-down	10	—	—	—	—	—	—	10
Gain on sale of businesses	—	—	—	—	(66)	—	—	(66)
Manufacturing plant fire	—	—	—	—	10	—	—	10
Non-cash inventory charge	—	—	—	3	6	—	—	9
Non-cash pension income	—	—	—	—	—	—	(25)	(25)
Operational process engineering-related consultancy costs	1	—	—	—	8	—	—	9
Restructuring costs	19	—	1	—	1	24	—	45
SEC registration costs	—	—	—	—	—	—	6	6
Unrealized (gain) loss on derivatives	6	(2)	1	4	(1)	—	—	8
VAT and customs duties on historical imports	(1)	—	—	—	—	—	—	(1)
Other	—	—	—	—	(2)	—	—	(2)
Adjusted earnings before interest, tax, depreciation and amortization (“Adjusted EBITDA”)	232	111	93	270	313	257	(30)	1,246
Segment assets as of June 30, 2012	3,035	1,445	1,797	5,037	5,887	4,283	568	22,052

* Corporate/unallocated includes holding companies and certain debt issuer companies which support the entire Group and which are not part of a specific segment. It also includes eliminations of transactions and balances between segments. In addition, as of June 30, 2012, Corporate / unallocated includes $1,567 million of provisional goodwill related to the Graham Packaging acquisition (refer to note 18) that has not yet been allocated to the operating segments.

Beverage Packaging Holdings Group
Notes to the interim unaudited combined condensed financial statements
For the three and six month periods ended June 30, 2012

	For the three month period ended June 30, 2011‡
(In $ million)	SIG	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice†	Graham Packaging	Corporate / unallocated*†	Total
Total external revenue	525	381	373	666	898	—	—	2,843
Total inter-segment revenue	—	9	3	18	163	—	(193)	—
Total segment revenue	525	390	376	684	1,061	—	(193)	2,843
Gross profit	108	32	60	155	135	—	—	490
Expenses and other income	(64)	(15)	(18)	(71)	(104)	—	(24)	(296)
Share of profit of associates and joint ventures	2	—	—	—	—	—	—	2
Earnings before interest and tax (“EBIT”)	46	17	42	84	31	—	(24)	196
Financial income								59
Financial expenses								(320)
Loss before income tax								(65)
Income tax benefit								13
Loss after income tax								(52)

Earnings before interest and tax (“EBIT”)	46	17	42	84	31	—	(24)	196
Depreciation and amortization	64	15	19	36	69	—	—	203
Earnings before interest, tax, depreciation and amortization (“EBITDA”)	110	32	61	120	100	—	(24)	399

‡
In accordance with IFRS 3 (revised) "Business Combinations," the information presented for the three month period ended June 30, 2011 has been revised to reflect the effect of the finalization of the purchase price accounting for the Pactiv acquisition. Refer to note 2.5.

†	The inter-segment revenue for the three month period ended June 30, 2011 has been revised to conform to the presentation of the three month period ended June 30, 2012. Refer to note 2.5.

*
Corporate/unallocated includes holding companies and certain debt issuer companies which support the entire Group and which are not part of a specific segment. It also includes eliminations of transactions and balances between segments.

Beverage Packaging Holdings Group
Notes to the interim unaudited combined condensed financial statements
For the three and six month periods ended June 30, 2012

	For the three month period ended June 30, 2011‡
(In $ million)	SIG	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice†	Graham Packaging	Corporate / unallocated*†	Total
Earnings before interest, tax, depreciation and amortization (“EBITDA”)	110	32	61	120	100	—	(24)	399
Included in EBITDA:
Asset impairment charges	4	—	—	—	2	—	—	6
Business acquisition and integration costs	—	—	—	—	10	—	23	33
Business interruption costs (recoveries)	—	—	1	(1)	—	—	—	—
Equity method profit not distributed in cash	—	(1)	—	—	—	—	—	(1)
Gain on sale of businesses	—	—	(5)	—	—	—	—	(5)
Impact of purchase price accounting on inventories and leases	—	—	—	—	5	—	—	5
Non-cash inventory charge	—	—	—	1	2	—	—	3
Non-cash pension income	—	—	—	—	—	—	(15)	(15)
Operational process engineering-related consultancy costs	—	—	—	8	6	—	2	16
Restructuring costs	—	—	—	—	16	—	6	22
SEC registration costs	—	—	—	—	—	—	1	1
Unrealized (gain) loss on derivatives	—	—	(1)	11	3	—	—	13
Adjusted earnings before interest, tax, depreciation and amortization (“Adjusted EBITDA”)	114	31	56	139	144	—	(7)	477

‡
In accordance with IFRS 3 (revised) "Business Combinations," the information presented for the three month period ended June 30, 2011 has been revised to reflect the effect of the finalization of the purchase price accounting for the Pactiv acquisition. Refer to note 2.5.

†	The inter-segment revenue for the three month period ended June 30, 2011 has been revised to conform to the presentation of the three month period ended June 30, 2012. Refer to note 2.5.

*
Corporate/unallocated includes holding companies and certain debt issuer companies which support the entire Group and which are not part of a specific segment. It also includes eliminations of transactions and balances between segments.

Beverage Packaging Holdings Group
Notes to the interim unaudited combined condensed financial statements
For the three and six month periods ended June 30, 2012

	For the six month period ended June 30, 2011‡
(In $ million)	SIG	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice†	Graham Packaging	Corporate / unallocated*†	Total
Total external revenue	986	763	665	1,195	1,601	—	—	5,210
Total inter-segment revenue	—	16	6	30	277	—	(329)	—
Total segment revenue	986	779	671	1,225	1,878	—	(329)	5,210
Gross profit	210	95	102	283	243	—	—	933
Expenses and other income	(124)	(29)	(42)	(136)	(204)	—	(28)	(563)
Share of profit of associates and joint ventures	8	—	—	—	—	—	—	8
Earnings before interest and tax (“EBIT”)	94	66	60	147	39	—	(28)	378
Financial income								155
Financial expenses								(701)
Loss before income tax								(168)
Income tax benefit								60
Loss after income tax								(108)

Earnings before interest and tax (“EBIT”)	94	66	60	147	39	—	(28)	378
Depreciation and amortization	126	30	38	73	139	—	—	406
Earnings before interest, tax, depreciation and amortization (“EBITDA”)	220	96	98	220	178	—	(28)	784

‡
In accordance with IFRS 3 (revised) "Business Combinations," the information presented for the six month period ended June 30, 2011 has been revised to reflect the effect of the finalization of the purchase price accounting for the Pactiv acquisition. Refer to note 2.5.

†	The inter-segment revenue for the six month period ended June 30, 2011 has been revised to conform to the presentation of the six month period ended June 30, 2012. Refer to note 2.5.

*
Corporate/unallocated includes holding companies and certain debt issuer companies which support the entire Group and which are not part of a specific segment. It also includes eliminations of transactions and balances between segments.

Beverage Packaging Holdings Group
Notes to the interim unaudited combined condensed financial statements
For the three and six month periods ended June 30, 2012

	For the six month period ended June 30, 2011‡
(In $ million)	SIG	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice†	Graham Packaging	Corporate / unallocated*†	Total
Earnings before interest, tax, depreciation and amortization (“EBITDA”)	220	96	98	220	178	—	(28)	784
Included in EBITDA:
Asset impairment charges	4	—	—	—	2	—	—	6
Business acquisition and integration costs	—	—	—	—	12	—	23	35
Business interruption costs (recoveries)	—	—	1	(1)	—	—	—	—
Equity method profit not distributed in cash	(4)	(1)	—	—	—	—	—	(5)
Gain on sale of businesses	—	—	(5)	—	—	—	—	(5)
Impact of purchase price accounting on inventories and leases	—	—	—	—	5	—	—	5
Non-cash inventory charge	—	—	—	1	2	—	—	3
Non-cash pension expense (income)	—	—	—	1	2	—	(30)	(27)
Operational process engineering-related consultancy costs	—	—	—	9	9	—	3	21
Restructuring costs	1	—	1	9	39	—	18	68
SEC registration costs	—	—	—	—	—	—	1	1
Unrealized (gain) loss on derivatives	—	(1)	(1)	10	1	—	—	9
Adjusted earnings before interest, tax, depreciation and amortization (“Adjusted EBITDA”)	221	94	94	249	250	—	(13)	895
Segment assets as of December 31, 2011	3,218	1,373	1,759	4,882	5,826	4,305	249	21,612

‡
In accordance with IFRS 3 (revised) "Business Combinations," the information presented for the six month period ended June 30, 2011 has been revised to reflect the effect of the finalization of the purchase price accounting for the Pactiv acquisition. Refer to note 2.5.

†	The inter-segment revenue for the six month period ended June 30, 2011 has been revised to conform to the presentation of the six month period ended June 30, 2012. Refer to note 2.5.

*
Corporate/unallocated includes holding companies and certain debt issuer companies which support the entire Group and which are not part of a specific segment. It also includes eliminations of transactions and balances between segments. In addition, as of December 31, 2011, Corporate / unallocated includes $1,566 million of provisional goodwill related to the Graham Packaging acquisition that has not yet been allocated to the operating segments.

Beverage Packaging Holdings Group
Notes to the interim unaudited combined condensed financial statements
For the three and six month periods ended June 30, 2012

7.	Other income

	For the three month period ended June 30,		For the six month period ended June 30,
(In $ million)	2012	2011	2012	2011
Gain on sale of business	—	5	66	5
Gain on sale of property, plant and equipment	1	—	3	—
Income from facility management	—	3	1	6
Income from miscellaneous services	1	—	3	—
Rental income from investment properties	1	1	1	3
Royalty income	1	—	2	1
Sale of by-products	7	8	13	15
Other	4	8	10	14
Total other income	15	25	99	44

During the six month period ended June 30, 2012, the Group sold the Pactiv Foodservice laminating operations in Louisville, Kentucky. Cash proceeds from the sale were $80 million (subject to customary post-closing working capital adjustments) resulting in a gain on sale of $66 million.

8.	Other expenses

	For the three month period ended June 30,		For the six month period ended June 30,
(In $ million)	2012	2011	2012	2011
Asset impairment charges	(12)	(6)	(17)	(6)
Business acquisition and integration costs	(10)	(33)	(30)	(35)
Manufacturing plant fire	2	—	(10)	—
Net foreign currency exchange loss	(4)	(3)	(5)	(7)
Operational process engineering-related consultancy costs	(7)	(16)	(9)	(21)
Restructuring costs	(18)	(22)	(45)	(68)
SEC registration costs	(2)	(1)	(6)	(1)
Unrealized losses on derivatives	(17)	(13)	(8)	(9)
Other	—	1	(1)	1
Total other expenses	(68)	(93)	(131)	(146)

Beverage Packaging Holdings Group
Notes to the interim unaudited combined condensed financial statements
For the three and six month periods ended June 30, 2012

9.    Financial income and expenses

		For the three month period ended June 30,		For the six month period ended June 30,
(In $ million)	Note	2012	2011	2012	2011
Interest income		2	2	3	3
Net gain in fair values of derivatives		42	—	123	—
Net foreign currency exchange gain		—	57	—	152
Financial income		44	59	126	155
Interest expense:
August 2011 Credit Agreement		(76)	—	(152)	—
February 2011 Credit Agreement		—	(29)	—	(45)
2009 Credit Agreement		—	—	—	(29)
February 2012 Senior Notes		(31)	—	(46)	—
August 2011 Notes		(54)	—	(108)	—
February 2011 Notes		(39)	(38)	(78)	(63)
October 2010 Notes		(65)	(60)	(129)	(121)
May 2010 Senior Notes		(22)	(22)	(46)	(43)
2009 Senior Secured Notes		(33)	(38)	(66)	(73)
2007 Notes		(25)	(28)	(51)	(55)
Pactiv 2012 Notes		—	(3)	(3)	(7)
Pactiv 2017 Notes		(6)	(6)	(12)	(12)
Pactiv 2018 Notes		(1)	(1)	(1)	(1)
Pactiv 2025 Notes		(5)	(5)	(11)	(11)
Pactiv 2027 Notes		(4)	(4)	(8)	(8)
Graham Packaging 2014 Notes		—	—	(7)	—
Related party borrowings		(1)	—	(1)	—
Amortization of:
Debt issuance costs:
August 2011 Credit Agreement		(2)	—	(4)	—
February 2011 Credit Agreement		—	(1)	—	(1)
2009 Credit Agreement(a)		—	—	—	(86)
February 2012 Senior Notes		(1)	—	(1)	—
August 2011 Notes		(2)	—	(3)	—
February 2011 Notes		(1)	(1)	(1)	(1)
October 2010 Notes		(2)	(2)	(4)	(5)
May 2010 Senior Notes		(1)	—	(2)	(1)
2009 Senior Secured Notes		(2)	(2)	(4)	(4)
2007 Notes		(1)	(1)	(2)	(2)
Debt commitment letter fees(b)		—	(25)	—	(25)
Fair value adjustment on acquired notes		—	3	10	5
Original issue discounts(a)		(2)	(1)	(4)	(39)
Embedded derivatives		2	1	10	3
Net loss in fair values of derivatives		—	(53)	—	(71)
Net foreign currency exchange loss		(101)	—	(50)	—
Premium on extinguishment of debt		—	—	(17)	—
Other		(5)	(4)	(10)	(6)
Financial expenses		(480)	(320)	(801)	(701)
Net financial expenses		(436)	(261)	(675)	(546)
(a) In February 2011, the 2009 Credit Agreement was repaid in full with the proceeds from the February 2011 Notes and the February 2011 Credit Agreement. As a result of such repayments, the unamortized debt issuance cost of $86 million and unamortized original issue discount of $38 million related to the 2009 Credit Agreement were expensed during the six month period ended June 30, 2011.
(b) A debt commitment letter to fund the Graham Packaging acquisition (refer to note 18) was initially for an amount up to $5 billion and

Beverage Packaging Holdings Group
Notes to the interim unaudited combined condensed financial statements
For the three and six month periods ended June 30, 2012

was subject to certain conditions and adjustments, and resulted in the Group incurring $68 million of fees. The proceeds from the issuance of the August 2011 Notes and drawings under the August 2011 Credit Agreement were used to finance the Graham Packaging acquisition. As the commitments under the debt commitment letter were not utilized, the Group expensed $25 million of the fees during the six month period ended June 30, 2011.
Refer to note 14 for information on the Group’s borrowings.
10.    Income tax

	For the three month period ended June 30,		For the six month period ended June 30,
(In $ million)	2012	2011	2012	2011
Reconciliation of effective tax rate
Loss before income tax	(132)	(65)	(40)	(168)
Income tax benefit using the New Zealand tax rate of 28%	37	18	11	47
Effect of tax rate differences in foreign jurisdictions	15	10	14	25
Effect of tax rates in state and local tax	1	1	(1)	4
Non-deductible expenses and permanent differences	(34)	(5)	(33)	(7)
Withholding tax	(7)	(7)	(11)	(9)
Tax benefit of alternative fuel mixture credits	96	—	96	—
Tax rate modifications	(1)	(2)	(1)	(3)
Recognition of previously unrecognized tax losses and temporary differences	—	(5)	—	7
Unrecognized tax losses and temporary differences	(37)	1	(39)	(1)
Tax uncertainties	3	—	4	(1)
Other	2	3	2	(1)
Over (under) provided in prior periods	(1)	(1)	—	(1)
Total income tax benefit	74	13	42	60

In May 2012, the Evergreen segment submitted a refund claim to the IRS to exclude $235 million of Alternate Fuel Mixture Credits from 2009 taxable income. The refund claim was submitted to the IRS in the course of Evergreen's 2009 federal tax examination. In the same month, Evergreen received a Notice of Proposed Adjustment from the IRS, allowing the refund claim in full. As a result, the Group recognized $96 million of tax benefit in the three and six month periods ended June 30, 2012. The Group's current income tax receivable increased by $13 million and net U.S. deferred tax liability decreased by $83 million as a result of the recognition of this tax benefit.
11.    Inventories

(In $ million)	As of June 30, 2012	As of December 31, 2011
Raw materials and consumables	503	556
Work in progress	203	229
Finished goods	953	898
Engineering and maintenance materials	160	159
Provision against inventories	(68)	(69)
Total inventories	1,751	1,773

During the three and six month periods ended June 30, 2012, the raw materials elements of inventory recognized as a component of cost of sales totaled $1,684 million and $3,199 million, respectively (three and six month periods ended June 30, 2011: $1,303 million and $2,344 million, respectively).

Beverage Packaging Holdings Group
Notes to the interim unaudited combined condensed financial statements
For the three and six month periods ended June 30, 2012

12.    Property, plant and equipment

(In $ million)	Land	Buildings and improve-ments	Plant and equipment	Capital work in progress	Leased assets lessor	Finance leased assets	Total
Cost	232	1,019	4,210	353	351	25	6,190
Accumulated depreciation	—	(227)	(1,383)	—	(178)	(3)	(1,791)
Accumulated impairment losses	—	(5)	(18)	—	—	—	(23)
Balance as of June 30, 2012	232	787	2,809	353	173	22	4,376
Cost	239	1,019	4,041	330	334	28	5,991
Accumulated depreciation	—	(178)	(1,112)	—	(156)	(4)	(1,450)
Accumulated impairment losses	(2)	—	(4)	—	—	—	(6)
Balance as of December 31, 2011	237	841	2,925	330	178	24	4,535
The total depreciation charge of $192 million and $383 million for the three and six month periods ended June 30, 2012, respectively, is recognized in the statements of comprehensive income as a component of cost of sales (three month period: $186 million, six month period: $370 million), selling, marketing and distribution expenses (three month period: $1 million, six month period: $2 million) and general and administration expenses (three month period: $5 million, six month period: $11 million). The total depreciation charge of $134 million and $266 million for the three and six month periods ended June 30, 2011, respectively, is recognized in the statements of comprehensive income as a component of cost of sales (three month period: $129 million, six month period: $255 million), selling, marketing and distribution expenses (three month period: $1 million, six month period: $2 million) and general and administration expenses (three month period: $4 million, six month period: $9 million).
During the three and six month periods ended June 30, 2012, $7 million and $21 million, respectively, of impairment charges were recognized (three and six month periods ended June 30, 2011: $2 million and $2 million, respectively).
The Group leases plant and equipment under finance leases. The leased plant and equipment secures the lease obligations.
Refer to note 14 for details of security granted over property, plant and equipment and other assets.
13.    Intangible assets

(In $ million)	Goodwill	Trademarks	Customer relationships	Technology & software	Other	Total
Cost	6,240	2,054	3,744	889	235	13,162
Accumulated amortization	—	(30)	(552)	(174)	(112)	(868)
Accumulated impairment losses	—	—	—	—	(3)	(3)
Balance as of June 30, 2012	6,240	2,024	3,192	715	120	12,291
Cost	6,286	2,058	3,758	1,089	241	13,432
Accumulated amortization	—	(24)	(447)	(321)	(109)	(901)
Balance as of December 31, 2011	6,286	2,034	3,311	768	132	12,531
The total amortization charge of $88 million and $185 million for the three and six month periods ended June 30, 2012, respectively, is recognized in the statements of comprehensive income as a component of cost of sales (three month period: $24 million, six month period: $53 million) and general and administration expenses (three month period: $64 million, six month period: $132 million). The total amortization charge of $68 million and $139 million for the three and six month periods ended June 30, 2011, respectively, is recognized in the statements of comprehensive income as a component of cost of sales (three month period: $21 million, six month period: $43 million) and general and administration expenses (three month period: $47 million, six month period: $96 million).
Intangible assets include unallocated goodwill of $1,567 million in respect of the Graham Packaging acquisition that has been determined on a provisional basis. Refer to note 18 regarding the details of the purchase price allocation and associated impact on the Group's financial statements.
13.1    Impairment testing for CGUs containing indefinite life intangible assets
Goodwill, certain trademarks and certain other identifiable intangible assets are the only intangible assets with indefinite useful lives and are therefore not subject to amortization. Instead, recoverable amounts are calculated annually as well as whenever there is an indication that they may be impaired. There were no indicators of impairment as of June 30, 2012.

Beverage Packaging Holdings Group
Notes to the interim unaudited combined condensed financial statements
For the three and six month periods ended June 30, 2012

14.    Borrowings

(In $ million)	Note	As of June 30, 2012	As of December 31, 2011
August 2011 Credit Agreement (a)(u)		46	247
Pactiv 2012 Notes(m)(x)		—	253
Non-interest bearing related party borrowings	17	—	—
Other borrowings (z)		22	20
Current borrowings		68	520
August 2011 Credit Agreement (a)(u)		4,417	4,243
February 2012 Senior Notes (b)(v)		1,222	—
August 2011 Senior Secured Notes (c)(v)		1,469	1,468
August 2011 Senior Notes(d)(v)		974	972
February 2011 Senior Secured Notes (e)(v)		999	999
February 2011 Senior Notes (f)(v)		993	993
October 2010 Senior Secured Notes (g)(v)		1,474	1,473
October 2010 Senior Notes (h)(v)		1,468	1,466
May 2010 Senior Notes (i)(v)		982	980
2009 Senior Secured Notes (j)(v)		1,632	1,642
2007 Senior Notes (k)(w)		591	606
2007 Senior Subordinated Notes (l)(w)		516	530
Pactiv 2017 Notes (n)(x)		313	314
Pactiv 2018 Notes (o)(x)		17	17
Pactiv 2025 Notes (p)(x)		269	269
Pactiv 2027 Notes (q)(x)		197	197
Graham Packaging 2014 Notes (r)(y)		—	367
Graham Packaging 2017 Notes (s)(y)		—	14
Graham Packaging 2018 Notes (t)(y)		—	19
Related party borrowings	17	16	39
Other borrowings (z)		25	33
Non-current borrowings		17,574	16,641
Total borrowings		17,642	17,161

(In $ million)	As of June 30, 2012	As of December 31, 2011
(a) August 2011 Credit Agreement (current and non-current)	4,542	4,574
Debt issuance costs	(61)	(65)
Original issue discount	(18)	(19)
Carrying amount	4,463	4,490
(b) February 2012 Senior Notes	1,250	—
Debt issuance costs	(34)	—
Embedded derivative	6	—
Carrying amount	1,222	—
(c) August 2011 Senior Secured Notes	1,500	1,500
Debt issuance costs	(32)	(33)
Original issue discount	(10)	(11)
Embedded derivative	11	12
Carrying amount	1,469	1,468

Beverage Packaging Holdings Group
Notes to the interim unaudited combined condensed financial statements
For the three and six month periods ended June 30, 2012

(In $ million)	As of June 30, 2012	As of December 31, 2011
(d) August 2011 Senior Notes	1,000	1,000
Debt issuance costs	(26)	(27)
Original issue discount	(6)	(7)
Embedded derivative	6	6
Carrying amount	974	972
(e) February 2011 Senior Secured Notes	1,000	1,000
Debt issuance costs	(15)	(15)
Embedded derivative	14	14
Carrying amount	999	999
(f) February 2011 Senior Notes	1,000	1,000
Debt issuance costs	(17)	(17)
Embedded derivative	10	10
Carrying amount	993	993
(g) October 2010 Senior Secured Notes	1,500	1,500
Debt issuance costs	(34)	(35)
Embedded derivative	8	8
Carrying amount	1,474	1,473
(h) October 2010 Senior Notes	1,500	1,500
Debt issuance costs	(41)	(43)
Embedded derivative	9	9
Carrying amount	1,468	1,466
(i) May 2010 Senior Notes	1,000	1,000
Debt issuance costs	(26)	(28)
Embedded derivative	8	8
Carrying amount	982	980
(j) 2009 Senior Secured Notes	1,691	1,707
Debt issuance costs	(54)	(59)
Original issue discount	(15)	(17)
Embedded derivative	10	11
Carrying amount	1,632	1,642
(k) 2007 Senior Notes	604	621
Debt issuance costs	(13)	(15)
Carrying amount	591	606
(l) 2007 Senior Subordinated Notes	528	544
Debt issuance costs	(12)	(14)
Carrying amount	516	530
(m) Pactiv 2012 Notes	—	249
Fair value adjustment at acquisition	—	4
Carrying amount	—	253
(n) Pactiv 2017 Notes	300	300
Fair value adjustment at acquisition	13	14
Carrying amount	313	314
(o) Pactiv 2018 Notes	16	16
Fair value adjustment at acquisition	1	1
Carrying amount	17	17
(p) Pactiv 2025 Notes	276	276
Fair value adjustment at acquisition	(7)	(7)
Carrying amount	269	269
(q) Pactiv 2027 Notes	200	200
Fair value adjustment at acquisition	(3)	(3)
Carrying amount	197	197

Beverage Packaging Holdings Group
Notes to the interim unaudited combined condensed financial statements
For the three and six month periods ended June 30, 2012

(In $ million)	As of June 30, 2012	As of December 31, 2011
(r) Graham Packaging 2014 Notes	—	355
Fair value adjustment at acquisition	—	5
Embedded derivative	—	7
Carrying amount	—	367
(s) Graham Packaging 2017 Notes	—	14
Carrying amount	—	14
(t) Graham Packaging 2018 Notes	—	19
Carrying amount	—	19

(u)         August 2011 Credit Agreement

RGHL and certain members of the Group are parties to an amended and restated senior secured credit agreement dated August 9, 2011 (the “August 2011 Credit Agreement”), which amended and restated the terms of the February 2011 Credit Agreement (as defined in the Group's annual financial statements for the year ended December 31, 2011). The August 2011 Credit Agreement comprises the following term and revolving tranches:

			Original facility value (in million)	Value drawn or utilized at	Applicable interest rate for the six
				June 30, 2012	month period ended
	Currency	Maturity date		(in million)	June 30, 2012
Term Tranches
Tranche B Term Loan	$	February 9, 2018	2,325	2,271	6.500%
Tranche C Term Loan	$	August 9, 2018	2,000	1,964	6.500%
European Term Loan	€	February 9, 2018	250	244	6.750%
Revolving Tranches (1)
Revolving Tranche	$	November 5, 2014	120	71	—
Revolving Tranche	€	November 5, 2014	80	17	—

(1) The Revolving Tranches were utilized in the form of bank guarantees and letters of credit.

RGHL and certain members of the Group have guaranteed on a senior basis the obligations under the August 2011 Credit Agreement and related documents to the extent permitted by law. Certain guarantors have granted security over certain of their assets to support the obligations under the August 2011 Credit Agreement. This security is expected to be shared on a first priority basis with the note holders under the 2009 Senior Secured Notes, the October 2010 Senior Secured Notes, the February 2011 Senior Secured Notes and the August 2011 Senior Secured Notes (each as defined below, and together the “Secured Notes”).

Indebtedness under the August 2011 Credit Agreement may be voluntarily repaid in whole or in part, subject to a 1% prepayment premium in the case of refinancing and certain pricing amendments within specified timeframes, and must be mandatorily repaid in certain circumstances. The borrowers also make quarterly amortization payments of 0.25% of the original outstanding principal in respect of the term loans. The additional principal amortization payments of $50 million per quarter are no longer applicable as, effective March 2012, the Graham Packaging Holdings Company and certain of its subsidiaries now guarantee the August 2011 Credit Agreement. The borrowers are also required to make annual prepayments of term loans with up to 50% of excess cash flow (which will be reduced to 25% if a specified senior secured leverage ratio is met) as determined in accordance with the August 2011 Credit Agreement.

The August 2011 Credit Agreement contains customary covenants which restrict RGHL and the Group from certain activities including, among other things, incurring debt, creating liens over assets, selling or acquiring assets and making restricted payments, in each case except as permitted under the August 2011 Credit Agreement. RGHL and the Group also have a minimum interest coverage ratio covenant, a maximum senior secured leverage ratio covenant, as well as limitations on capital expenditures. In addition, total assets of the non-guarantor companies (excluding intra-group items but including investments in subsidiaries) are required to be 20% or less of the adjusted consolidated total assets of RGHL and its subsidiaries, and the aggregate of the EBITDA of the non-guarantor companies is required to be 20% or less of the consolidated EBITDA of RGHL and its subsidiaries, in each case calculated in accordance with the August 2011 Credit Agreement and may differ from the measure of Adjusted EBITDA as disclosed in note 6.

As of June 30, 2012, RGHL and the Group were in compliance with all of the covenants.

Beverage Packaging Holdings Group
Notes to the interim unaudited combined condensed financial statements
For the three and six month periods ended June 30, 2012

(v)         Notes outstanding

Certain of the Group's borrowings issued by Reynolds Group Issuer LLC, Reynolds Group Issuer Inc. and Reynolds Group Issuer (Luxembourg) S.A. (together, the "Reynolds Issuers") are summarized below:

	Currency	Issue date	Principal amounts issued (in million)	Interest rate	Maturity date	Semi-annual interest payment dates
February 2012 Senior Notes[1]	$	February 15, 2012	1,250	9.875%	August 15, 2019	February 15 and August 15
August 2011 Senior Secured Notes	$	August 9, 2011	1,500	7.875%	August 15, 2019	February 15 and August 15
August 2011 Senior Notes	$	August 9, 2011	1,000	9.875%	August 15, 2019	February 15 and August 15
February 2011 Senior Secured Notes	$	February 1, 2011	1,000	6.875%	February 15, 2021	February 15 and August 15
February 2011 Senior Notes	$	February 1, 2011	1,000	8.250%	February 15, 2021	February 15 and August 15
October 2010 Senior Secured Notes	$	October 15, 2010	1,500	7.125%	April 15, 2019	April 15 and October 15
October 2010 Senior Notes	$	October 15, 2010	1,500	9.000%	April 15, 2019	April 15 and October 15
May 2010 Senior Notes	$	May 4, 2010	1,000	8.500%	May 15, 2018	May 15 and November 15
2009 Senior Secured Notes (Dollar)	$	November 5, 2009	1,125	7.750%	October 15, 2016	April 15 and October 15
2009 Senior Secured Notes (Euro)	€	November 5, 2009	450	7.750%	October 15, 2016	April 15 and October 15

(1) Refer to note 20 for a discussion of the exchange of February 2012 Senior Notes for additional August 2011 Senior Notes.

The August 2011 Senior Secured Notes and the August 2011 Senior Notes are collectively defined as the "August 2011 Notes". The February 2011 Senior Secured Notes and the February 2011 Senior Notes are collectively defined as the "February 2011 Notes". The October 2010 Senior Secured Notes and the October 2010 Senior Notes are collectively defined as the "October 2010 Notes". The 2009 Senior Secured Notes (Dollar) and the 2009 Senior Secured Notes (Euro) are collectively defined as the "2009 Senior Secured Notes".

Assets pledged as security for loans and borrowings

The shares in BP I have been pledged as collateral to support the obligations under the August 2011 Credit Agreement and the Secured Notes. In addition, BP I and certain subsidiaries of BP I have pledged certain of their assets (including shares and equity interests) as collateral to support the obligations under the August 2011 Credit Agreement and the Secured Notes.

Terms governing the Notes

As used herein, “Notes” refers to the February 2012 Senior Notes, the August 2011 Notes, the February 2011 Notes, the October 2010 Notes, the May 2010 Senior Notes and the 2009 Senior Secured Notes, but not the 2007 Notes (as defined below).

Additional information regarding the Notes

The guarantee and security arrangements, indenture restrictions, early redemption options and change in control provisions for the February 2012 Senior Notes are consistent with the other series of Notes which are unchanged from December 31, 2011. Refer to note 20 for a discussion of the exchange offer and consent solicitation for the February 2012 Senior Notes and the removal of certain indenture restrictions and other provisions with respect to the remaining outstanding principal amount of February 2012 Senior Notes following the consummation of the exchange offer and consent solicitation.

SEC registrations and exchange offers

The indentures governing the Notes provided that if the Reynolds Issuers failed to file and have declared effective, by certain dates, a registration statement with the Securities and Exchange Commission (“SEC”) pursuant the Securities Act of 1933, as amended, for a registered offer to exchange the Notes for new registered notes having terms substantially identical to the terms of the original Notes, the Reynolds Issuers would be required to pay additional interest on the Notes for certain periods of time. The additional interest was effective 12 months from the relevant date of issuance of the Notes, up to a maximum of 1.00% per annum for 12 months. The registration statement with respect to the Notes other than the February 2012 Senior Notes was declared effective by the SEC on June 25, 2012, and the exchange offer for the new notes closed on July 25, 2012. The registration statement with respect to the February 2012 Senior Notes was declared effective by the SEC on July 12, 2012, and the exchange offer and consent solicitation for the new notes closed on August 10, 2012. Refer to note 20 for a discussion of the exchange offer and consent solicitation for the February 2012 Senior Notes. The 2007 Notes were not covered by such registration statements or exchange offers.

Additional interest on the February 2011 Notes commenced on February 1, 2012, and ended on July 25, 2012. Additional interest on the

Beverage Packaging Holdings Group
Notes to the interim unaudited combined condensed financial statements
For the three and six month periods ended June 30, 2012

October 2010 Notes commenced on October 15, 2011, and ended on July 25, 2012. Additional interest on the May 2010 Senior Notes commenced on May 4, 2011, and ended on May 4, 2012. For the three and six month periods ended June 30, 2012, the Group expensed additional interest of $2 million and $3 million, respectively, related to the February 2011 Notes, $5 million and $9 million, respectively, related to the October 2010 Notes and $1 million and $3 million, respectively, related to the May 2010 Senior Notes. As of June 30, 2012, the accrued additional interest related to these series of notes was $8 million.

(w)         2007 Notes

On June 29, 2007, BP II issued €480 million principal amount of 8.000% senior notes due 2016 (the “2007 Senior Notes”) and €420 million principal amount of 9.500% senior subordinated notes due 2017 (the “2007 Senior Subordinated Notes” and, together with the 2007 Senior Notes, the “2007 Notes”). Interest on the 2007 Notes is paid semi-annually on June 15 and December 15.
The guarantee and security arrangements, indenture restrictions, and change of control provisions are unchanged from December 31, 2011.
(x)     Pactiv Notes

As of June 30, 2012, the Group had outstanding the following notes issued by Pactiv LLC (formerly Pactiv Corporation) (defined below, and together the "Pactiv Notes"):

	Currency	Date acquired by the Group	Principal amounts outstanding (in $ million)	Interest rate	Maturity date	Semi-annual interest payment dates
Pactiv 2017 Notes	$	November 16, 2010	300	8.125%	June 15, 2017	June 15 and December 15
Pactiv 2018 Notes	$	November 16, 2010	16	6.400%	January 15, 2018	January 15 and July 15
Pactiv 2025 Notes	$	November 16, 2010	276	7.950%	December 15, 2025	June 15 and December 15
Pactiv 2027 Notes	$	November 16, 2010	200	8.375%	April 15, 2027	April 15 and October 15
The guarantee arrangements, indenture restrictions, and redemption terms are unchanged from December 31, 2011.
During the six month period ended June 30, 2012, the Group redeemed and discharged the Pactiv 2012 Notes (as previously defined in the Group's annual financial statements for the year ended December 31, 2011).

(y)     Graham Packaging Notes

During the six month period ended June 30, 2012, the Group redeemed and discharged the Graham Packaging Notes (as previously defined in the Group's annual financial statements for the year ended December 31, 2011).

(z)     Other borrowings
As of June 30, 2012, in addition to the August 2011 Credit Agreement, the Notes, the 2007 Notes and the Pactiv Notes, the Group had a number of unsecured working capital facilities extended to certain operating companies of the Group. These facilities bear interest at floating or fixed rates.
As of June 30, 2012, the Group had local working capital facilities in a number of jurisdictions which are secured by the collateral under the August 2011 Credit Agreement, the Secured Notes and certain other assets. The local working capital facilities which are secured by the collateral under the August 2011 Credit Agreement and the Secured Notes rank pari passu with the obligations under the August 2011 Credit Agreement and the Secured Notes. As of June 30, 2012, the secured facilities were utilized in the amount of $22 million (December 31, 2011: $25 million) in the form of short-term bank overdrafts, letters of credit and bank guarantees.
Other borrowings as of June 30, 2012, also included finance lease obligations of $25 million (December 31, 2011: $28 million).

Beverage Packaging Holdings Group
Notes to the interim unaudited combined condensed financial statements
For the three and six month periods ended June 30, 2012

15.    Provisions

(In $ million)	Legal	Asset retirement obligations	Restructuring	Workers’ compensation	Other	Total
Current	7	3	46	22	18	96
Non-current	29	31	6	25	42	133
Balance as of June 30, 2012	36	34	52	47	60	229
Current	7	3	33	24	31	98
Non-current	30	30	3	26	38	127
Balance as of December 31, 2011	37	33	36	50	69	225

The restructuring actions across the Group have resulted in the recognition of $18 million and $45 million of restructuring expenses for the three and six month periods ended June 30, 2012, respectively (three and six month periods ended June 30, 2011: $22 million and $68 million, respectively). These restructuring expenses are primarily related to employee severance and have been or will be settled in cash.

Other provisions at June 30, 2012 included $19 million related to onerous lease provisions, $14 million related to warranty provisions and $7 million related to environmental remediation programs.

16.    Equity

16.1 Share capital

Beverage Packaging Holdings (Luxembourg) I S.A.

Number of shares	For the six month period ended June 30, 2012	For the twelve month period ended December 31, 2011
Balance at the beginning of the period	13,063,527	13,063,527
Issue of shares	—	—
Balance	13,063,527	13,063,527
The holder of the shares is entitled to receive dividends as declared from time to time and is entitled to one vote per share. All shares rank equally with regard to BP I's residual assets in the event of a wind-up.
Beverage Packaging Holdings (Luxembourg) II S.A.

Number of shares	For the six month period ended June 30, 2012	For the twelve month period ended December 31, 2011
Balance at the beginning of the period	1,000	1,000
Issue of shares	—	—
Balance	1,000	1,000
The holder of the shares is entitled to receive dividends as declared from time to time and is entitled to one vote per share. All shares rank equally with regard to BP II's residual assets in the event of a wind-up.
16.2 Other reserves

The interim unaudited combined condensed statement of financial position as of June 30, 2012 presents negative equity of $421 million compared to negative equity of $453 million as of December 31, 2011. The reduction in negative equity is primarily attributable to the current period profit. Total equity had been reduced by the Group's accounting for the common control acquisitions of the Closures segment and Reynolds consumer products business in 2009, and of the Evergreen segment and Reynolds foodservice packaging business in 2010. The Group accounts for acquisitions under common control of its ultimate shareholder, Mr. Graeme Hart, using the carry-over or book value method. Under the carry-over or book value method, the business combinations do not change the historical carrying value of the assets and liabilities of the businesses acquired. The excess of the purchase price over the carrying values of the share capital acquired is recognized as a reduction in equity. As of June 30, 2012, the common control transactions had generated a reduction in equity of $1,561 million.

16.3 Dividends
There were no dividends declared or paid during the three and six month periods ended June 30, 2012 or during the three and six month periods ended June 30, 2011 by BP I or BP II.

Beverage Packaging Holdings Group
Notes to the interim unaudited combined condensed financial statements
For the three and six month periods ended June 30, 2012

17.    Related parties

Parent and ultimate controlling party
The immediate parent of the Group is RGHL, the ultimate parent of the Group is Packaging Holdings Limited and the ultimate shareholder is Mr. Graeme Hart.
Related party transactions
The transactions and balances outstanding with joint ventures are with SIG Combibloc Obeikan FZCO and SIG Combibloc Obeikan Company Limited. All other related parties detailed below have a common ultimate shareholder. The entities and types of transactions with which the Group entered into related party transactions during the three and six month periods ended June 30, 2012 and 2011, are detailed below:

	Transaction values				Balances outstanding as of
	For the three month period ended June 30,		For the six month period ended June 30,
(In $ million)	2012	2011	2012	2011	June 30, 2012	December 31, 2011
Transactions with the immediate and ultimate parent companies
Loan payable to ultimate parent(a)	—	—	—	—	(16)	(16)
Transactions with joint ventures
Sale of goods(b)	38	43	80	68	42	25
Purchase of goods(b)	—	—	—	(4)	—	—
Transactions with other related parties
Trade receivables
BPC United States Inc.					4	4
Sale of services	—	1	—	2
Carter Holt Harvey Limited					—	—
Sale of goods	—	—	—	2
Carter Holt Harvey Packaging Pty Limited					—	—
Sale of goods	—	—	—	4
Carter Holt Harvey Pulp & Paper Limited					1	—
Sale of goods	—	1	1	2
FRAM Group Operations LLC					1	1
Recharges	1	—	1	—
United Components, Inc.					—	1
Trade payables
Carter Holt Harvey Limited					—	(1)
Purchase of goods	(2)	(5)	(5)	(5)
Carter Holt Harvey Pulp & Paper Limited					(3)	(5)
Purchase of goods	(8)	(11)	(15)	(20)
Rank Group Limited					(6)	(41)
Recharges(c)	(10)	(20)	(19)	(29)
Rank Group North America, Inc.					1	—
Recharges (d)	(7)	—	(14)	—
Loans payable
Reynolds Treasury (NZ) Limited(e)					—	(23)
Interest expense	(1)	—	(1)	—
Evergreen Packaging New Zealand Limited					—	—
Transfer of tax losses	—	—	(3)	—
Reynolds Packaging Group (NZ) Limited					—	—
Transfer of tax losses	—	—	(7)	—
(a)The advance due to RGHL accrued interest at a rate based on EURIBOR plus a margin of 2.375%. During the six month period ended June 30, 2012, interest accrued at rates ranging from 3.15% to 3.72% (2011: 3.38% to 3.62%). The loan is subordinated to the obligations under the August 2011 Credit Agreement, the August 2011 Senior Secured Notes, the February 2011 Senior Secured Notes,

Beverage Packaging Holdings Group
Notes to the interim unaudited combined condensed financial statements
For the three and six month periods ended June 30, 2012

the October 2010 Senior Secured Notes, and the 2009 Senior Secured Notes, and is subject to certain other payment restrictions, including in favor of the 2007 Notes under the terms of the inter-creditor arrangements.

(b)All transactions with joint ventures are settled in cash. Sales of goods and services are negotiated on a cost-plus basis allowing a margin ranging from 3% to 6%. All amounts are unsecured, non-interest bearing and repayable on demand.

(c)Represents certain costs paid by Rank Group Limited on behalf of the Group that were subsequently recharged to the Group. These costs are primarily related to the Group's financing and acquisition activities.

(d)Represents certain costs paid by Rank Group North America, Inc. on behalf of the Group that were subsequently recharged to the Group. These costs are primarily related to services provided.

(e)On August 23, 2011, the Group borrowed the Euro equivalent of $25 million from Reynolds Treasury (NZ) Limited. The loan bore interest at the greater of 2% and the 3 month EURIBOR rate, plus 4.875%. The loan was repaid in June 2012.

18.    Business combinations

18.1    Graham Packaging

On September 8, 2011, the Group acquired 100% of the outstanding shares of Graham Packaging Company Inc. (“Graham Packaging”) and units of Graham Packaging Holdings, L.P. for an aggregate purchase price of $1,797 million. The consideration was paid in cash. There is no contingent consideration payable.
Graham Packaging is a leading global supplier of value-added rigid plastic containers for the food, specialty beverage and consumer products markets.

Funding for the purchase of the shares, the repayment of $1,935 million of certain existing indebtedness of Graham Packaging and associated transaction costs was provided through the combination of the $1,500 million principal amount of the August 2011 Senior Secured Notes, a portion of the $1,000 million principal amount of the August 2011 Senior Notes, the $2,000 million principal amount of the August 2011 Credit Agreement and available cash.

The following table provides a summary of the values allocated to assets, liabilities and contingent liabilities as of the date of acquisition. As noted in the table below, certain assets and liabilities have been recognized on a provisional basis. In respect of the preliminary valuations of property, plant and equipment and intangible assets (excluding goodwill), management, with the assistance of third party valuers, is still in the process of reviewing the preliminary valuation reports for these assets. In respect of the other account balances that continue to be recognized on a provisional basis, management is continuing to review the underlying reconciliations and supporting data in respect of certain components of these account balances. The finalization of these preliminary purchase price allocations will have implications on the measurement of deferred tax assets and liabilities. The preliminary valuations will be finalized no later than September 8, 2012.

Beverage Packaging Holdings Group
Notes to the interim unaudited combined condensed financial statements
For the three and six month periods ended June 30, 2012

(In $ million)	Amounts recognized on September 8, 2011(a)	Measurement period adjustments(b)	Provisional values as of June 30, 2012(c)
Cash and cash equivalents	146	—	146
Trade and other receivables*	338	—	338
Inventories	300	—	300
Current tax assets*	3	1	4
Assets held for sale*	7	—	7
Investments in associates	1	—	1
Deferred tax assets*	7	1	8
Property, plant and equipment*	1,438	(37)	1,401
Intangible assets (excluding goodwill)*	1,679	695	2,374
Derivative assets	9	—	9
Other current and non-current assets*	19	—	19
Trade and other payables*	(694)	1	(693)
Current tax liabilities*	(10)	(33)	(43)
Borrowings	(2,852)	—	(2,852)
Deferred tax liabilities*	(405)	(183)	(588)
Provisions and employee benefits*	(201)	2	(199)
Net assets (liabilities) acquired	(215)	447	232
Goodwill on acquisition*	2,012	(447)	1,565
Net assets acquired	1,797	—	1,797
Consideration paid in cash	1,797	—	1,797
Net cash acquired	(146)	—	(146)
Net cash outflow	1,651	—	1,651

    * Value determined on a provisional basis.

(a)	Represents the preliminary values of assets, liabilities and contingent liabilities recognized on the acquisition date based on estimated fair values.

(b)
The measurement period adjustments predominantly relate to changes in the fair values of separately identifiable intangible assets. Other measurement period adjustments to date have arisen from changes in the estimated fair values of property, plant and equipment as the Group continues to revise the valuations of these assets with the third party valuation firms. The changes in fair values of the separately identifiable intangible assets and property, plant and equipment resulted in a net increase in deferred tax liabilities. All measurement period adjustments to date were recorded during the period ended December 31, 2011.

(c)	Represents the provisional allocation of the purchase price as of June 30, 2012. Management is in the process of reviewing and finalizing balances.

In undertaking the Group's preliminary evaluation of the allocation of the purchase price, management has taken into consideration a number of market participant factors such as the historical margins achieved by the acquired operations, the contractual terms of certain agreements and in certain more complex areas sought the assistance of third party professionals who have an appropriate level of understanding of market- based valuation techniques. These factors will continue to be refined and revised as necessary as management continues to finalize its preliminary assessment.

The provisional fair value of trade receivables is $319 million. The gross contractual amount of trade receivables is $321 million, of which $2 million is expected to be uncollectible.

The provisional goodwill of $1,565 million recognized on the acquisition is mainly attributable to the skills of the acquired work force and the synergies expected to be achieved from combining Graham Packaging into the Group. The procurement synergies will result primarily from leveraging raw material purchasing and sharing best practices across the Group. The operational synergies will result primarily from a more efficient plant footprint and sharing of manufacturing best practices across the Group. Goodwill of $411 million is expected to be deductible for income tax purposes.

As part of its preliminary assessment of the purchase price accounting for the Graham Packaging acquisition, management has identified on a provisional basis the following significant identifiable intangible assets and assessed their preliminary fair value and estimated useful life:

Beverage Packaging Holdings Group
Notes to the interim unaudited combined condensed financial statements
For the three and six month periods ended June 30, 2012

Types of identifiable intangible assets	Fair value (in $ million)	Estimated useful lives
Trade names	250	Indefinite
Customer relationships	1,574	18 to 22 years
Technology	547	10 to 15 years
Land use rights	3	43 years
	2,374

Trade name

The Graham Packaging trade name has been valued as a business to business trade name with an indefinite life.

Customer relationships

Graham Packaging's operations are characterized by contractual arrangements with customers for the supply of finished packaging products. The separately identifiable intangible asset reflects the estimated value that is attributable to the existing contractual arrangements and the value that is expected from the ongoing relationships beyond the existing contractual periods. The preliminary assessment of the average estimated useful life is 18 to 22 years.

Technology

Graham Packaging's operations include certain proprietary knowledge and processes that have been internally developed. The business operates in product categories where customers and end-users value the technology and innovation that Graham Packaging's custom plastic containers offer as an alternative to traditional packaging materials. The preliminary assessment of the useful life is between 10 and 15 years.

Pre-acquisition Results

Prior to the acquisition, Graham Packaging reported its results under U.S. GAAP. Accordingly, it is not practical to illustrate the provisional impact that the preliminary fair value adjustments had on the historical acquisition date values of assets and liabilities.

If the acquisition had occurred on January 1, 2011, the Group estimates that Graham Packaging would have contributed revenue of $821 million, loss after income tax of $27 million, EBITDA of $92 million and Adjusted EBITDA of $155 million in the three month period ended June 30, 2011. If the acquisition had occurred on January 1, 2011, the Group estimates that Graham Packaging would have contributed revenue of $1,578 million, loss after income tax of $19 million, EBITDA of $215 million and Adjusted EBITDA of $290 million in the six month period ended June 30, 2011.

18.2    Dopaco

Pre-acquisition Results

On May 2, 2011, the Group acquired 100% of the outstanding shares of Dopaco Inc. and Dopaco Canada Inc. (collectively “Dopaco”) for an aggregate purchase price of $395 million. As reported in the annual financial statements for the year ended December 31, 2011, the allocation of the purchase price as of the date of acquisition has been finalized. If the acquisition had occurred on January 1, 2011, the Group estimates that Dopaco would have contributed additional revenue of $44 million, profit after income tax of $3 million, EBITDA of $5 million and Adjusted EBITDA of $5 million in the three month period ended June 30, 2011. If the acquisition had occurred on January 1, 2011, the Group estimates that Dopaco would have contributed additional revenue of $152 million, profit after income tax of $5 million, EBITDA of $14 million and Adjusted EBITDA of $17 million in the six month period ended June 30, 2011.

19.    Contingencies

Litigation and legal proceedings

In addition to the amounts recognized as a provision in note 15, the Group has contingent liabilities related to other litigation and legal proceedings. The Group has determined that the possibility of a material outflow related to these contingent liabilities is remote.

Security and guarantee arrangements

Certain members of the Group have entered into guarantee and security arrangements in respect of the Group’s indebtedness described in note 14.

Beverage Packaging Holdings Group
Notes to the interim unaudited combined condensed financial statements
For the three and six month periods ended June 30, 2012

20.     Subsequent events

The Group filed registration statements with the SEC pursuant the Securities Act of 1933, as amended, for a registered offer to exchange the Notes for new registered notes having terms substantially identical to the terms of the original Notes.  The registration statement with respect to the Notes other than the February 2012 Senior Notes was declared effective by the SEC on June 25, 2012, and on July 25, 2012 the exchange offer for the new registered notes was consummated.  The registration statement with respect to the February 2012 Senior Notes was declared effective by the SEC on July 12, 2012, and on August 10, 2012, the Group consummated the exchange offer and consent solicitation whereby (i) substantially all of the outstanding principal amount of February 2012 Senior Notes were exchanged for a corresponding principal amount of additional registered August 2011 Senior Notes, and (ii) a majority of the holders of the February 2012 Senior Notes consented to the removal of certain indenture restrictions and other provisions with respect to the remaining outstanding principal amount of February 2012 Senior Notes following the consummation of the exchange offer and consent solicitation.

Other than the item disclosed above, there have been no events subsequent to June 30, 2012 which would require accrual or disclosure in these financial statements.